BLACK BOX®
NETWORK SERVICES

2013 Annual Report


13001489

Enabling communications that empower your enterprise.



Innovative solutions for today's complex communications challenges.

Black Box Corporation (NASDAQ Global Select: BBOX)

Black Box is a leading communications system integrator dedicated to designing, sourcing, implementing and maintaining today's complex communications solutions.

4,000 Team Members in approximately 200 offices serve more than 175,000 clients in approximately 150 countries around the world. Black Box operates on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

Financial Highlights 2013

(Dollars in Millions, Except Per Share Amounts)	2013	2012	2011
Revenues	$ 998	$ 1,088	$ 1,068
Year-over-year change	(8%)	2%	11%
Adjusted operating income[1]	$ 78	$ 91	$ 103
Adjusted operating income as a % of revenue[1]	8%	8%	10%
Net income (loss)	$ 29	$ (248)	$ 53
Diluted earnings (loss) per common share	$ 1.73	$ (13.98)	$ 2.97
Operating net income[1]	$ 45	$ 54	$ 59
Operating net income as a % of revenue[1]	5%	5%	5%
Year-over-year change	(17%)	(8%)	12%
Operating earnings per common share[1]	$ 2.67	$ 3.03	$ 3.29
Year-over-year change	(12%)	(8%)	10%
Cash provided by operating activities	$ 47	$ 66	$ 55



Revenues (M)

YEAR	AMOUNT
2011	$1,068
2012	$1,088
2013	$998



Operating Earnings Per Share [1]

YEAR	AMOUNT
2011	$3.29
2012	$3.03
2013	$2.67



Cash Provided by Operating Activities (M)

YEAR	AMOUNT
2011	$55
2012	$66
2013	$47

(1) Excludes Reconciling Items in Fiscal 2013, Fiscal 2012 and Fiscal 2011. See Non-GAAP Reconciliations.

Dear Fellow Shareholders:

I am excited to assume the role of Chief Executive Officer, which was effective on April 1, 2013. I have been with Black Box for nearly 25 years, with roles in business analysis, sales, finance and operations. For 10 years I served as Chief Financial Officer and most recently as President and Chief Operating Officer. It is an honor to be associated with and now to lead a talented organization in an important and growing market. I'd like to use my first CEO letter as an opportunity to share with you my perspectives on our business and my reasons for enthusiasm about our future.

We know that the enterprise communications market is changing rapidly; technology is evolving and competition is fierce. With this in mind, our clients look to Black Box as a partner to solve their complex communications challenges. We have shown that we can be competitive in this market because of the breadth and depth of our product and service platforms that identify, develop and deploy the solutions that our clients need. Our platforms have been built through the vision and hard work of our team over many years. They represent a significant barrier to entry in our markets and serve as the foundation for great change and growth ahead.

Foundation

Our business is built based on the following core beliefs about our clients and the markets we serve:

- **Enablement:** Communication is an organization's most important process. When we enable it, we create value.
- **Independence:** Client-focused solutions are better than channel-focused solutions.
- **Interoperability:** Business leaders will choose best-of-breed solutions and require operational integration.
- **Innovation:** A dynamic communications market requires partners and processes to adapt and transform.

Our product and service platforms introduce scale, flexibility and leverage to the business, and contain the following key differentiators:

- **A diversified client base:** We have a diversified client base that ranges from small organizations to many of the world's largest corporations and institutions. We strive to develop extensive and long-term relationships with high-quality clients because we believe that satisfied clients will demand quality services and product offerings regardless of the economic environment. Also, we believe that our distinctive portfolio of products and services will allow us to introduce additional offerings to satisfied clients. Our clients provide us with new opportunities to create innovative solutions delivered on aggressive timetables at competitive prices. Their business issues make us stronger and provide us with experiences that we can share with others. Our clients' high expectations are a sign of the respect that we have earned and create opportunities for us to distinguish Black Box from our competitors.
- **Key relationships with leading technology partners:** We have built long-term relationships with all major communications equipment manufacturers and we are a top partner with the market leaders, including Avaya®, Cisco®, CommScope®, GENBAND™, Mitel®, NEC®, ShoreTel® and Siemens®, among others. Our job is to challenge them for their best as we work together to solve today's communications challenges. While we cannot solve these challenges alone, we balance our relationships with our commitment to a client-focused, technology-independent approach. It is one of our greatest strengths.
- **Broad geographic footprint:** We have built a global footprint of approximately 200 offices serving more than 175,000 clients in approximately 150 countries throughout the world. Our reach is an important attribute of our business, especially for our clients with geographically dispersed facilities.
- **Deep organic talent:** We have approximately 4,000 team members worldwide, including approximately 300 direct salespeople and 3,000 technicians and engineers who provide our clients with on-site and remote services. Above all else, our team differentiates us from our competition and sets the standard for excellence in customer service. Our level of commitment to the client is fierce and is deeply embedded in the fabric of our organization.
- **Strong financial position:** We have a stable balance sheet and have generated operating profitability and positive cash flow for 37 consecutive years.

Change

In Fiscal 2013, we successfully implemented a management transition. Our new management team undertook a strategic planning initiative that led to the establishment of priorities and programs for growth. The team concluded that the Black Box foundation is strong and gives us great flexibility to attack the market. Our beliefs and differentiators create a solid base upon which we have built our strategy. Our overall business growth strategy includes the following four areas of focus:

- Strengthen and expand our portfolio of high-value communication solutions.

- Leverage centralized expertise with local skills and relationships.
- Realign organizational structure and incentives.
- Implement a consistent, comprehensive market penetration approach.

These areas of focus have enabled us to look at our business differently. Implementation of our strategy will change our go-to-market approach with our products and services, and change how we manage and deliver them. Our approach will fully utilize the platforms that we have built to provide our core offerings and to introduce additional solutions in higher growth markets that are critical to solving our clients' evolving communications challenges. We are actively operating programs that reflect these changes and our commitment to this strategy, and they are yielding results.

For example, the in-building wireless market presents an opportunity to drive higher growth. Industry analysts forecast double-digit annual growth rates for solutions that improve access and increase connectivity in wireless environments. Our previous investment in a premier distributed antenna business provides us with the base to expand our position in this fast growing market.

In addition, our portfolio of product and unified communications solutions provide unique opportunities to increase our client penetration and better align our revenue with the market. We are making additional investments in sales and engineering talent to grow these businesses.

Finally, we have identified new, emerging opportunities in the communications space which we believe will generate future growth. You can expect to hear more from us regarding Unified Communications as a Service (UCaaS) and private cloud offerings in Fiscal 2014.

Growth

The platforms and programs that I have discussed are designed and operated to generate growth—growth in our offerings, opportunities, revenue, profits and cash flow.

Our team understands that the path to creating value for our clients and shareholders is through growth. Our goal is to win market share through differentiation and execution. The four areas of focus in our strategy are a guide for our actions, and will strengthen our organization's ability to adapt to the rapid changes in our market.

Financial Highlights

All of our efforts are grounded in financial stewardship. Our financial performance in Fiscal 2013 strengthened our business, and allowed us to invest in our platforms and programs while returning value to our shareholders. For the year, our global team delivered:

- Revenues of $998 million.
- Adjusted operating income of $78M.
- Net cash provided by operating activities of $47M.



We returned $42 million to our shareholders during the year through our dividend and stock repurchase programs. In addition, I am pleased to report that our Board of Directors increased our quarterly dividend by 12.5% in Fiscal 2014. This represents the third consecutive year that the board has increased the dividend by a double-digit percentage.

Looking Forward

I'm very proud of the platforms we have built and I'm excited about the changes and growth ahead. I believe all of the pieces are in place for us to further position Black Box as an indispensable partner to our clients. All that is left is our personal commitment and execution. My team and I are committed to our success, and we know that no one on the planet executes like Black Box. Great success is within our reach and we look forward to driving Black Box to greater and greater heights.

Thank you all for your support and dedication. I am looking forward to a strong performance by our team in Fiscal 2014.

Michael McAndrew
President and Chief Executive Officer

Fiscal Year 2013 revenues

Black Box is committed to remaining profitable by running a well-balanced business, generating significant positive cash flow and strategically investing to expand market share.


Other
6%
Hospitality 2%
Construction 3%
Distribution
4%
Education
4%
Financial
6%
Technology
6%
Retail
9%
Manufacturing
10%
Business Services
12%
Healthcare
13%
Government
25%

Revenues by industry

Black Box serves a diversified client base in both the public and private sectors.

Revenues by geography


North America
86%
Other
4%
Europe
10%

Revenues by service type


Voice
Communications
58%
Technology
Products
18%
Data
Infrastructure
24%

Revenues by client type


End-User
80%
Indirect
20%

Revenues by size of client


Large
60%
Small
20%
Medium
20%


COMPLETE LIFE CYCLE SERVICES
ASSESS AND PLAN
DESIGN
IMPLEMENT AND SECURE
OPERATE AND MAINTAIN
COMPLETE LIFE CYCLE SERVICES

Complete Life Cycle Services

At Black Box, we embrace the role of being your indispensable communications partner. We'll take you from planning through design and implementation to monitoring, management and support.

Enabling communications that empower your enterprise.

Empower your communications and your organization with solutions designed to help you succeed. Whether you're part of a global enterprise or are a small business owner, Black Box can transform your organization with innovative communications systems, technologies and services optimized for you.

No matter where you are in your communications life cycle, Black Box can help. We offer complete services and can help you adopt best-of-breed technologies, maintain a hybrid environment and move to unified communications.

Think of Black Box as your indispensible communications partner. We're dedicated to identifying and bringing new technologies to the forefront. We can guide you through the complex challenges of transitioning from traditional communications to new and dynamic technologies. We'll help you improve your organization by weaving these technologies into the fabric of your everyday operations.

As a true communications system integrator, we'll work with you to objectively assess your communications goals and develop a plan on how to achieve the best and most cost-effective system for your environment. Whether your needs involve migrating to unified communications, managing a call center, upgrading infrastructure, deploying enterprise video or sourcing superior technology products, Black Box offers you complete communications solutions, services, products and support.

Comprehensive communications solutions.

Count on Black Box to help you solve all your communications challenges—large and small—from enterprise-wide systems to deploying customized technology products and solutions.



Unified communications/UCaaS



Digital signage and multimedia



Managed services



Traditional telephony



Contact centers



Videoconferencing



Mobility



Wired infrastructure



DAS & High-capacity Wi-Fi



Network security

And more, including:

- Cabinets and racks
- Cabling and infrastructure
- Cooling solutions
- Data centers
- Data communications
- Enterprise video communications
- Environmental monitoring
- High-performance KVM
- Infrastructure hardware
- Messaging
- Networking
- Multimedia communications
- Remanufactured phones
- Remote monitoring
- Repair and replacement services
- Security
- Structured cabling
- Technology deployments

"We developed a great relationship with the Black Box team beginning with the preparation of their thorough and complete response to our RFP, and continuing through the current support they provide. We could not have found a better team to work with us through the deployment at six different locations across Oregon and Idaho."

Gene Thomas, The Amalgamated Sugar Company LLC


Why Black Box?
Any system. Anywhere. Anytime.

Black Box offers you advantages you won't find anywhere else in the industry: the broadest portfolio of solutions, a global footprint and deep technical resources.

Any system: Technology-independent portfolio of solutions.

- Elite partner relationships.
- Independent, objective advice.
- Interoperable, best-of-breed technologies.

With the broadest portfolio of manufacturer partnerships in the industry, we'll find the solution that's right for you, not us.

Black Box represents all major manufacturers and is a top partner with the market leaders, including Avaya®, Cisco®, CommScope®, GENBAND™, Mitel®, NEC®, ShoreTel®, Siemens® and more.

Black Box recognizes that your communication needs are dynamic and rapidly changing. That's why we constantly add new capabilities. Whether your plans include BYOD, cloud computing or other best-of-breed technologies, our technical team works with our clients and partners to design and engineer a communications system that meets your exact requirements. It could be a single-site, single-manufacturer solution or a complex, multi-site, cross-platform solution from multiple manufacturers. In addition, we can support your legacy system(s) during your communications transition.

Anywhere: Global footprint.

- Centralized management, local expertise.
- Local deployment, operations and maintenance.
- 90 U.S. offices; 200 offices worldwide.

Whether you have one office, a campus, a nationwide operation or a global enterprise, Black Box is where you are. Need help? With approximately 200 offices serving approximately 150 countries, including 90 offices across the U.S., we're there. Why risk working with multiple vendors in multiple locations with multiple results? The solution for worry-free services is Black Box Network Services.

"The Black Box team worked well within our criteria to find a solution which not only modernized our outdated system, but offered a cost-effective solution that can evolve as our firm continues to grow."

Deborah Bittle, Senior Help Desk Analyst and Telecom Analyst, Gunster Law Firm

Featured partners


AVAYA
CONNECT
Platinum Partner


MITEL
authorizedPARTNER


cisco
Gold
Partner


NEC


COMMSCOPE
SYSTIMAX | Premier


ShoreTel


GENBAND


SIEMENS

Black Box partners.

- Aastra®
- Amcom®
- Aspect®
- Avaya®
- AVST®
- BridgeWave
- Cisco®
- CommScope®
- Comview
- Convergys™
- GENBAND™
- Mitel®
- Mutare
- NEC®
- PathSolutions™
- Polycom®
- SATMAP
- ShoreTel®
- Siemens Enterprise Communications
- Star2Star®
- Status Solutions
- SunGard®
- Symmetrics
- Toshiba Telecom®
- Verint®

Anytime: 3,000+ technical Black Box team members.

- 24/7 remote and field-deployable support.
- Extensive remote and on-site support, management and monitoring services.
- Six Centers of Excellence.
- Eight Network Operations Centers.
- Maintain 4,000,000+ communications ports.

With our 37 years of experience in communications and networking solutions, you can be assured of working with the best trained and most knowledgeable technical people in the business. You'll work with professional Black Box project managers who oversee and manage every aspect of your job from start to finish and from site to site.

Black Box also boasts 3,000+ technical personnel, including engineers, RF engineers, Registered Communications Distribution Designers (RCCDs) and certified technicians. Our technical personnel can help you with engineering and design, remote system monitoring and on-site technical assistance with one system or multiple systems.

In addition, Black Box has also attained ISO/IEC 20000-1:2011 (IT Service Management Standard) certification and ISO 9001:2008 certification.

Network Operations Centers—24/7 support.

When you need help, you'll get it, either on the phone or in person. The personnel in our eight Network Operations Centers (NOCs) answer approximately 34,000 calls a month, resolve more than 97% of calls without manufacturer assistance and remotely resolve 72% of trouble calls. In addition, we have the centralized management to quickly coordinate and deploy experts for on-site problem resolution.

NOCs are located in:

Amherst, VA	Minneapolis, MN
Amityville, NY	Murfreesboro, TN
Brecksville, OH	Nashville, TN
Houston, TX	Pittsburgh, PA

Centers of Excellence—24/7 support.

Black Box boasts six Technology Partner Centers of Excellence (COEs) to better support our customers. They are staffed with partner-certified engineers and technicians and provide our clients with access to advanced communications system engineering, design and training resources. They also support our NOCs with partner-specific issue resolution capabilities.

"Black Box understands both the customer needs as well as the in-building requirements for delivering cellular services. Although VCU Health System had wireless engineers on staff, it relied on Black Box's expertise of in-building wireless design and deployment."

Greg Johnson, CTO and Director of Technology and Engineering Services, VCU Health System

Government Solutions: Serving those who serve.

Communications solutions designed to make government more efficient.

Black Box Network Services delivers complete communications solutions to federal, state and local government agencies. We offer our government customers the ability to manage large enterprise projects with the agility to be responsive to your special needs. Whether your mission is to serve the citizenry, protect our borders or defend our country from threats, both foreign and domestic, we serve those who serve.

Government solutions.

- TDM, VoIP and unified communications and collaboration for facility, campus, base, metropolitan and enterprise networks.
- Communications facilities design and implementation.
- Complete network solutions, including planning, design, installation and maintenance of small (<1,000 nodes) to large (>100,000 nodes) campus-based networks.
- Transport: SONET and Dense Wave Division Multiplexing.
- Passive Optical Networks (PON/GPON).
- Voice as a Service (VaaS)/Software as a Service (SaaS).
- Remote voice and data monitoring services (RMON).
- Business Continuity Plan/Disaster Recovery services (BCP/DR).
- Physical layer, inside and outside plant systems.
- More than 18,000 products on the GSA Schedule.
- Same-day response to GSA pricing requests.
- MIL spec packaging.
- Smart Bundle™ services for staging.
- Custom products.


GSA
Contract Holder

GSA

GSA Schedule 70 # GS-35F-0158J
GSA Schedule 70 # GS-35F-0087L
GSA Schedule 70 # GS-35F-0905R
GSA Schedule 84 # GS-07F-0736X
Avaya GSA Schedule # GS-35F-4366G
Avaya GSA Schedule # GS-35F-0156V

Prime Contracts

GSA Connections II GS00Q12NSD0016
GSA Region 3
NASA (SEWP IV)
NC3A NATO BOA
US Army IMOD W91QUZ06D0027
US Army LTLCS W91QUZ-12-D-0011
US Army SWA BPA
US Navy SPAWAR COTS
US Navy SeaPort-e

Subcontracts

GSA Alliant
GTACS
ITES-2H
ITES-2S
NETCENTS
SPAWAR TCI Pillar
US Army R2-3G
VA T4
SPAWAR PAC LANT HQ Global C4ISR (Sea Enterprise II)
SPAWAR Telephony & Telecom Maintenance Support Services

Black Box GSA listed Technology Products are also available on:

NASA (SEWP IV)
NETCENTS
ARMY CHESS
FAA SAVES
DHS FirstSource
DOD EMALL

Black Box accepts all government purchasing cards.
WAWF invoicing.


"Your tech support is the best I've ever encountered. Less than five minutes elapsed from the time I requested a call to the time my problem was solved."
Steven Strouse
Engineer/Scientist 5
The Boeing Company

Technology Product Solutions for better IT.

Solve today's complex IT challenges.

Improve your IT environment, manage communications and take your network into the future with differentiated, value-added technology solutions for IT and AV communications. Black Box specializes in solutions for:

IT infrastructure.

Make data centers greener, workspaces quieter, and networks faster with IT infrastructure from Black Box. Solutions include everything needed to support all types of networks: large and small, corporate and government. Improve infrastructure with standardized and custom-designed equipment including cabinets, carts and racks; copper and fiber cables; panels and connecting hardware; and cooling solutions for data closets, data centers, and harsh environments.

Specialty networking.

Extend the reach of your network with the latest hardened, PoE, security and switch technologies. Black Box provides a full range of networking equipment designed for the special requirements of industrial and military networks. Other networking solutions include media conversion, Ethernet extension, and multi-site WAN encryption.

AV, multimedia and digital signage.

Distribute and extend video over long distances with professional AV technologies and solutions. Improve communications with visitors, customers and employees with digital signage. Distribute high-quality video over IP networks with Black Box's unique technology and expertise. For special and unique applications, Black Box's technical experts can design a one-of-a-kind solution.

High-performance KVM/HD video switching.

Manage and control technology with high-performance KVM and HD video and peripheral switching and extension. Typically used in control rooms, broadcasting, and command centers, KVM and HD video switching solutions enable efficient sharing of video signals to screens over short distances and over IP networks for longer distances. Black Box's strong technical expertise and deep product portfolio can help you transition as technology moves from analog to digital systems. Black Box also has the resources to custom-design complex video solutions.

Extra value services.

In addition to specialized and unique technology products, Black Box adds value to your customer experience with custom-product design services, 45-day risk-free purchasing, nearly 100% same-day shipping of in-stock products, and free, 24x7 technical support with U.S.-based experts.



Major contracts awarded to Black Box.

Some of Black Box's largest engagements are in Southeast Asia, Europe and the Pacific Rim where Black Box maintains permanent personnel to support multiple implementation and maintenance contracts. One of the largest deployments is in South Korea where U.S. forces are being relocated from other sites, including USAG-Yongsan, to USAG-Humphreys. As the prime contractor managing and deploying the modernization of communications technology and communications infrastructure, Black Box is proud to play a key role in this transformation.

Black Box Awarded Contract for Korea Yongsan Relocation Plan

$97.3 million project to modernize communications and technologies for the U.S. Army.

Black Box is responsible for providing, relocating and implementing a multitude of state-of-the-art communications systems without mission interruptions.

LTLCS Area I and II/Seoul, Korea: Network Operation.

Black Box was awarded a Long Term Life Cycle Support Service task order for the sustainment of Area I and Area II network operations throughout the Republic of Korea.

Department of Energy, NM: Managed Services.

24/7, on-site operations and maintenance telecommunications support at Sandia National Laboratories.

Packard Children's Hospital, CA: Wireless.

The Black Box InnerWireless 4G Distributed Antenna System and WLAN solutions supports the hospital's multiple wireless services: 3G/4G, Wi-Fi, two-way radio, public safety communications, and Wireless Medical Telemetry Services.

Washington Metropolitan Area Transit Authority: IP Camera Network.

Five-year IDIQ contract for the design and installation of a complex IP camera network consisting of 7,000 cameras across 90 rail stations in Washington, D.C.

WINN Army Community Hospital, Ft. Stewart/Hunter Army Airfield, GA: Multiple Communications Systems.

Upgrade consisting of outside plant, SONET, DWDM, UC-capable voice switch, voice mail, telecommunications management system and site preparation for power upgrades.

Scripps Health System, CA: Wireless.

Deployment of Black Box's InnerWireless 4G distributed antenna system in several new buildings and InnerWireless HD3 high-density wireless LAN in six main hospital facilities.

Marine Corps Base, Camp Pendleton, CA: DWDM and Unified Communications.

Black Box received a firm fixed-price contract through GSA Connections II to install and integrate a new Dense Wave Division Multiplexing (DWDM) transport node and an IP-based Unified Capabilities (UC) voice solution for the new Naval Hospital.

Ft. Buchanan, Puerto Rico: VoIP/UC.

The U.S. Army awarded Black Box an IMOD I3MP contract to provide a turnkey solution to upgrade the existing voice and data infrastructure. This upgrade will deliver state-of-the-art technologies to transition Ft. Buchanan to VoIP/UC capabilities.

Gunster Law Firm, FL: New Voice Communications.

New voice system at 11 offices across the state of Florida.

The Amalgamated Sugar Company, LLC, ID: VoIP System.

New VoIP system at six facilities across Idaho, Oregon and Washington state.

University of Texas, Austin: VoIP System.

New VoIP system and deployment of approximately 23,000 VoIP phones and related infrastructure.


CRN
2013
5-Star Reseller Partner
BLACK BOX

Awards and Accolades

Black Box Achieves Cisco Master Managed Services Certification and Advanced Data Center Architecture Specialization

This distinguishes Black Box as having the highest level of expertise in managed services and recognizes its investment in the ITIL® (IT Infrastructure Library) processes, practices and tools. Black Box also achieved Advanced Data Center Architecture Specialization, which recognizes the fulfillment of training requirements and program prerequisites to sell, design and deploy comprehensive Cisco Data Center solutions.

Cisco Recognizes Black Box for Customer Satisfaction Excellence

Black Box achieved a Customer Satisfaction Excellence Gold Star from Cisco® for delivering outstanding customer service to customers in the U.S. Black Box is also a Cisco Gold Certified partner.

ShoreTel Honors Black Box for Outstanding Achievement in Customer Satisfaction

Only the top 10 percent of ShoreTel® resellers receive this recognition.

Black Box Named 2012 Supplier of the Year by Day & Zimmermann

This is the highest honor Day & Zimmermann bestows on its suppliers and it recognized Black Box for delivering outstanding service. Black Box provides voice and infrastructure to Day & Zimmermann on a global basis.

Black Box Secures 31st Spot in Prestigious CRN Solution Provider 500 List

The annual list, previously called the VAR 500, includes the largest integrators, service providers, and IT consultants in North America. Black Box has been recognized by CRN for the 11th year in a row.

Black Box Wins Channel Partners 360° Award

This award recognizes communications systems providers who deliver best-in-class solutions for the indirect sales channel.

Black Box Wins Two Stevie® Awards for Customer Service

Black Box was voted the favorite customer service provider in the Computer Hardware category in the 2013 People's Choice Stevie® Awards. Black Box also won a Bronze award in the Customer Service Department of the Year, Computer Hardware category.

Black Box Receives 5-Star Rating from CRN

Black Box was recognized by CRN's 5-Star Partner Program Guide as an elite Partner Program Guide Vendor offering the best resources and elements through their partner channel program.

EncrypTight™ Named a Silver Award Winner in 2013 Global Excellence Awards

Info Security Products Guide, the industry's leading information security research and advisory guide, has named the Black Box EncrypTight appliance a silver award winner.

Black Box Wins Multichannel Merchant Gold Award

Multichannel Merchant honored Black Box for excellence in cross-channel marketing in the business-to-business, large company category. This is the 17th year Black Box has been honored by MCM.

iCOMPEL™ WDS Named TMC Product of the Year

Technology Marketing Corporation (TMC) named the Black Box® iCOMPEL WDS wearable digital signage system its Communications Solutions Product of the Year. This is the 4th consecutive year a member of the Black Box iCOMPEL product family has won this award.

Black Box ServSwitch™ Secure the Product of the Month

Government Contracting News (GCN) recognized the ServSwitch Secure KVM Switch for going far beyond the required levels to keep government data secure.

Digital Signage Association Industrial Excellence Awards Honors iCOMPEL Deployment

The iCOMPEL digital signage installation for Joy Mining Company was named Best Corporate Digital Signage Deployment.

Black Box Named to InformationWeek 500 List of Top Technology Innovators

Black Box was recognized for innovative technology for the consolidation and relocation of our own data center through virtualization and centralization.

Miami Marlins

Project: ShoreTel unified communications

The background.

Marlins Park, the new home of the Miami Marlins Major League Baseball team in Miami, opened in March 2012. The park is located on the historic Orange Bowl site in the Little Havana section of Miami. The baseball-only 37,000-seat park features a natural grass playing field and was the the first professional sports facility to achieve LEED Gold Certification.

Top priorities.

In planning the construction of the park, the Marlins' IT team led by David Enriquez, Senior Director of IT, knew the Marlins needed a state-of-the-art unified communications system to match the new state-of-the-art ballpark. Top priorities included a collaborative unified communications solution, a highly responsive and reliable contact center, audio and web conferencing, and enterprise mobility.

Mr. Enriquez, working with Miami-based Trien & Associates and Hunt/Moss, A Joint Venture, put out an RFP for the communications system for the new park, and Black Box responded. The Black Box team met with the IT construction team to learn what features and functions were important and how the Marlins wanted to manage the system. "We met with them; listened to what their priorities and needs were; and then we put together a total package based on their priorities," said the Black Box Manager.

After reviewing a number of proposals from different vendors, Hunt/Moss, A Joint Venture, awarded the project to Black Box.



The Black Box solution.

The comprehensive solution proposed by Black Box included the ShoreTel® IP PBX, ShoreTel Enterprise Contact Center, ShoreTel Conferencing and ShoreTel Mobility. It enables the Marlins to take advantage of the latest innovations in unified communications, collaboration and mobility.

"I think once Mr. Enriquez and his team saw how easy it was to manage the system, and how it could increase productivity and reduce expenses, they chose the Black Box solution," the Black Box Manager explained.

The system includes 500 stations with IP, analog and mobility capabilities.

"One important factor in the decision was the lower total cost of ownership," commented Mr. Enriquez. The new system gave the Marlins a simpler, less expensive licensing model than other manufacturers. Other important factors in choosing the ShoreTel system are ease of use, simplified management and redundancy. Enterprise collaboration can be completed in less than 10 minutes. Redundancy is also critical to the park's operations. The system comes with N+1 redundancy, which provides seamless recovery in case of a failure. And with the mobility option, users can now communicate on their own smartphones, tablets and other personal devices, aligning with the Marlins' BYOD (Bring Your Own Device) initiatives.

Black Box was awarded the project because of its strong knowledge and successful deployment track record and its unyielding commitment to customer support and service. The Miami Marlins knew Black Box would effectively manage the implementation and provide ongoing support and maintenance.

Overall, this project was a home run!

"We were impressed by the expansive functionality and ease of use of the ShoreTel solution along with the capabilities of Black Box to deploy the system and help us get the most out of our investment. We expect our users to experience increased productivity with the collaboration of voice, video, data and cell services."

David Enriquez, Senior Director of IT, Miami Marlins

Newtek

Project: Cisco unified communications

The background.

Newtek provides business services, such as payroll, Web site design, insurance, merchant processing and more, to the SMB market under The Small Business Authority™ and Newtek™ brands. Established in 1998, Newtek provides 24/7 customer and technical support. The company is headquartered in New York, NY, and maintains five sites nationwide, including two large contact centers.

The communications wish list.

If any company knows how important excellent customer service is to its bottom line, it's Newtek. When the company's voice services lease was coming to an end, Bob Cichon, Newtek CTO, decided to explore all options. It was critical that he maintain 24/7 communications, especially in the contact centers.

One of the major problems Mr. Cichon saw was the reliability and stability of his current system. Newtek has multiple locations and each had a standalone voice system; there was no centrally connected system. This proved to be difficult to manage and maintain.

Mr. Cichon explained what he wanted in a new system. "I wanted to, one, connect remote staff in the future outside of a server-based geography. Two, keep phone lines coming into a central location even if we move outside of the area code. Three, eliminate geography problems, particularly with disaster recovery. Four, give our remote staff more communications flexibility."

Choosing a Cisco system.

When Mr. Cichon looked into upgrading to a new system from his current vendor, the cost would be higher. "But cost wasn't everything," he explained. "It was a matter of what I wanted in a feature set." So he decided to explore other options.

He met with Black Box and explained what he wanted. Because Black Box has a broad portfolio of solutions from all the leading communications manufacturers, two different solutions were presented side-by-side. This way the Newtek team could make an informed, objective decision. In the end, they chose a Cisco unified communications system.

"Black Box did a great job working with us to help us determine benefits and costs," Mr. Cichon explained.

"Going through a phone system turnover is very dramatic, especially for a company that does business on the phone," he explained. "I don't want to do this again in five years." Black Box helped demonstrate how the Cisco system gave him the ability to grow and add on as his company grows.

"The Black Box team was there."

Within six months of signing on with Black Box, all of Newtek's sites were on the new system. Black Box managed all the cutovers after hours so as not to disturb communications.

"Migrating four geographies and 400 people to a new phone system is quite dramatic," said Mr. Cichon.

In describing how the installation went, Mr. Cichon had nothing but praise for the Black Box and Cisco teams.



"We anticipated there would be issues. The interaction between Black Box and Cisco through those issues is what mattered. No one left me alone during this. Nobody dropped the ball—whether it was the middle of the night, weekends, etc. The Black Box team was there working through it." Overall, the implementation went very well. The issues were very few and were cleared up within 24 hours.

Once again, Black Box definitely answered the call!

"Black Box was very responsive working through issues, even outside issues. Nobody dropped the ball—whether it was the middle of the night, weekends, etc. It didn't matter. The Black Box team was there working through it."

Bob Cichon, Chief Technology Officer, Newtek

Carilion Clinic

Project: Ubiquitous wireless network

Carilion Clinic is a not-for-profit healthcare organization based in Roanoke, Va. It serves nearly 1 million residents in western Virginia and southern West Virginia. Carilion has won a National Mobility Award for its integration of mobile devices and was named in the Top 100 Annual Most Wired and Wireless Hospital Systems ten times.

"A number of years ago, we determined wireless was going to be a key enabling technology for efficient and quality patient care," said Kendall White, Senior Director IT, Carilion Clinic. "Like most hospitals, we initially installed traditional wireless systems, meaning a separate infrastructure for each wireless service, such as 802.11, 3G/4G, two-way radios, etc. We weren't happy with the results. We were unable to provide the consistent wireless coverage our customers required without significant IT support."

"This led us to research new solutions that would provide ubiquitous wireless coverage throughout our facility and, if possible, deliver all our wireless services. Our research led us to decide on implementing the distributed antenna system (DAS) and WLAN solutions from Black Box Network Services."

"The biggest advantage of our wireless system is its 100% coverage and high availability for all our wireless services. This has enabled our IT staff to focus on end-user needs instead of troubleshooting wireless issues."

Kendall White, Senior Director IT, Carilion Clinic

The Black Box system provides 100% wireless coverage for all wireless services, which previously had been disparate systems requiring a lot of IT attention and support. After extensive site surveys, Black Box planned and installed the system to ensure all wireless systems worked everywhere. In addition, having Black Box DAS and WLAN solutions provided other benefits to Carilion: much easier management and the need for less IT support. Because there is 100% coverage, the IT staff isn't spending time troubleshooting wireless issues.



Thomas College

Project: New digital signage system

Thomas College, a private liberal arts and business education institution in Waterville, Maine, prides itself on providing the most current technology for its 1,100-plus students. The college wanted to replace its existing video signage system, ThomasTV, a video-over-IP system for broadcasting campus information over three "channels" to its various buildings. ThomasTV had its advantages, but bandwidth issues complicated the distribution of content through this IP data channel. The college went looking for a new digital signage platform.

The college evaluated different systems from various vendors and, in the end, selected Black Box's iCOMPEL™, an integrated hardware/software platform for networked content distribution.

The school has 14 iCOMPEL subscriber units and digital screens located in residence halls, the administrative/classroom building, the library, dining centers, the athletics center, and other locations.

"We like the flexibility," says Chris Rhoda, VP for Information Services and CIO. On the old ThomasTV system, the college was limited to displaying the exact same information on each channel, no matter where it was delivered. Now, the college can customize content for the intended audience. The IT Services Department goes in and builds an iCOMPEL channel, and various staff members add their content for their departments. "Different people can be in charge of different parts of the screen," Rhoda explains.

"iCOMPEL gives us an easy way to communicate on strategically placed monitors in the least amount of time. Using the integrated software, an IT staff person builds a channel and other staff members add content for screens in their departments. The process is very straightforward and enables us to have the most up-to-date information on all of our displays. The extra bonus is the low amount of bandwidth used compared to typical video-over-IP technologies."

Chris Rhoda, VP for Information Services and CIO, Thomas College

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 0-18706

Black Box Corporation

(Exact name of registrant as specified in its charter)

Delaware	**95-3086563**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1000 Park Drive, Lawrence, Pennsylvania	**15055**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **724-746-5500**

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
Common Stock, $.001 par value	**The NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. *See* the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

The aggregate market value of the voting stock held by non-affiliates of the registrant as of September 28, 2012 (based on closing price of such stock as reported by NASDAQ on such date) was $417,165,079. For purposes of this calculation only, directors and executive officers of the registrant and their affiliates are deemed to be affiliates of the registrant.

As of May 10, 2013, there were 16,132,572 shares of common stock, par value $.001 (the "common stock"), outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement for 2013 Annual Meeting of Stockholders (the "Proxy Statement") – Part III

SEC Mail Processing Section JUN 24 2013 Washington DC 404

BLACK BOX CORPORATION
FOR THE FISCAL YEAR ENDED MARCH 31, 2013
INDEX

PART I

Item 1. Business.

Overview

Black Box Corporation ("Black Box," "we," the "Company," "our" or "us") is a leading communications system integrator dedicated to designing, sourcing, implementing and maintaining today's complex communications solutions. Our primary service offering is voice communications solutions ("Voice Communications"); We also offer premise cabling and other data-related services solutions ("Data Infrastructure") and technology product solutions ("Technology Products"). Voice Communications and Data Infrastructure may collectively be referred to as "On-Site services." We employed 3,900 and 4,302 employees as of March 31, 2013 and March 31, 2012, respectively.

We participate in the worldwide communications and network infrastructure markets. Voice Communications and Data Infrastructure products and services are distributed to these markets primarily through value-added resellers, manufacturers, large system integrators and other technical services companies. Technology products similar to those sold by us are distributed through direct marketing manufacturers, mass merchandisers, "big box" retailers, web retailers and others. We believe that we compete well in both markets on the basis of our solution features, technical capabilities, service levels and price.

We conduct our business globally and, as of March 31, 2013, manage our business by geography under the following three reporting segments: North America, Europe and All Other. For revenues and other information (including large customers) regarding these reporting segments, *see* Note 17 of the Notes to the Consolidated Financial Statements. For information regarding backlog, *see* Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

In connection with a transition in executive management and a refinement of business strategy, we have realigned our organizational structure which will result in new reporting segments (North America Services, North America Products, International Services and International Products) for the purpose of making operational decisions and assessing financial performance. The new reporting segments will be effective, on a prospective basis, beginning on April 1, 2013. This is consistent with the proliferation of voice-over-internet-protocol (VOIP) solutions and the adoption of unified communication technologies which has resulted in a trend toward convergence of voice and data networks. We believe that, in the near future, the distinction between our voice and data solution offerings will not be significant and, increasingly, these services are bundled together. As such, those historical Voice Communications and Data Infrastructure offerings will be aggregated into Services in their respective geography. We will report financial information (revenue through operating income) for these new reporting segments which should provide enhanced visibility and transparency into our operations, our business drivers and the value of our enterprise.

Products and Services Platforms

Since our founding in 1976, we have built robust communications-based platforms that allow us to identify customer needs, and then design, source, implement and support the appropriate communications solutions. Our two platforms for serving customers and generating growth are as follows:

<u>Products Platform</u>
Our Products Platform is comprised of global sales and distribution, free 24/7/365 technical support, custom solutions, same-day delivery, lifetime warranties, quality control, global product management and sourcing. The current products offered through the platform include but are not limited to switches & routers, cabling infrastructure, cabinets and racks, wireless networking and digital signage.

The Company generates Technology Products revenues from the sale of data networking products through its catalog, Internet Web site and direct sales. In order to meet client demand, we keep a moderate level of inventory which consumes part of our working capital. The market for these products is a highly fragmented and competitive. The Company has participated in this market for 37-years and has earned a reputation for providing high quality products, rapid order fulfillment and free 24/7/365 technical support. With an average order size of less than one thousand dollars, the Company's Technology Products revenue is primarily driven by general information technology spending rather than capital spending.

We utilize a network of original equipment manufacturers ("OEMs") and suppliers throughout the world. Each supplier is monitored for quality, delivery performance and cost through a well-established certification program. This network has manufacturing and engineering capabilities to customize products for specialized applications. Black Box operates its own manufacturing and assembly operation at its Lawrence, Pennsylvania location. The Company chooses to manufacture certain products in-house when outside sourcing is not economical. Sourcing decisions of in-house versus third-party suppliers are based upon a balance of quality, performance, delivery and cost factors.

Services Platform
Our Services Platform is comprised of our Voice Communications and Data Infrastructure offerings including engineering and design, network operations centers, technical certifications, local and national sales teams, remote monitoring, on-site service teams and technology partner centers of excellence which includes specific sales and engineering resources around the technology. The primary services offered through this platform include but are not limited to communications lifecycle services, structured cabling, unified communications, video/AV services, in-building wireless and data center services.

For Voice Communications, the Company's revenues are primarily generated from the sale and/or installation of new voice communications systems, the support of voice communications systems and moves, adds and changes ("MAC work"). We periodically generate revenues from contracts performed over time that may result in an asset on our balance sheet for multiple periods constituting part of our working capital. We have not experienced significant collectability issues related to such contracts. Sales of new voice communications systems and, to a lesser extent, MAC work, are dependent upon general economic growth and our clients' capital spending. Installed voice communications systems may be updated to provide users with increased unified communications functionality and integration with traditional data network applications such as email or messaging. Revenues from support contracts generally are not directly dependent on the economy as clients may seek to extend the life of their existing equipment and delay capital spending on new voice communications systems.

Similarly, the Company's revenues for Data Infrastructure are generated from the installation or upgrade of data networks and MAC work. The installation of new data networks is also dependent upon general economic growth and our clients' capital spending. Installed data networks may also need to be upgraded in order to accommodate the growing use of network technology. Similar to Voice Communications, Data Infrastructure projects can include MAC work which is dependent on economic factors that are the same as those factors discussed above in relation to the Voice Communications business.

The Company routinely competes against original equipment manufacturers, local or regional manufacturer-specific channel partners in the Voice Communications and Data Infrastructure markets for enterprise clients. The Company believes that it favorably differentiates against this competition through its technology independent approach which draws the appropriate product from our portfolio of different partner solutions, broad geographic footprint and deep industry and technical expertise. Through its network of local offices and network operations centers, the company can provide clients with both on-site and remote services.

Management has initiated programs that it believes will leverage these platforms, introduce the Company into new markets and increase the number of offerings that it can provide to its existing clients.

Key Differentiators
Our platforms introduce scale, flexibility and leverage to the business, and provide the following competitive advantages:

- A diversified client base: We have built a diversified client base that ranges from small organizations to many of the world's largest corporations and institutions. Black Box clients participate in many industries, including government, healthcare, business services, manufacturing, retail, technology and banking, among others. Revenues from our clients are segmented with approximately 60% from large companies (*i.e.*, revenues greater than $1 billion, including federal governments), approximately 20% from medium-sized companies (*i.e.*, revenues between $50 million and $1 billion, including state governments) and approximately 20% from small companies (*i.e.*, revenues less than $50 million, including local governments). We strive to develop extensive and long-term relationships with high-quality clients as we believe that satisfied clients will demand quality services and product offerings even in economic downturns. Also, we believe that our distinctive portfolio of products and services will allow us to introduce additional offerings to satisfied clients.

- Key relationships with leading technology partners: We have built long-term relationships with all major communications equipment manufacturers and we are a top partner with the market leaders, including Avaya®, Cisco®, CommScope®, Genband®, Mitel®, NEC®, ShoreTel® and Siemens ®, among others.

- Broad geographic footprint: We have built a global footprint of approximately 200 offices serving more than 175,000 clients in approximately 150 countries throughout the world.

- Deep organic resources: We have approximately 4,000 team members world-wide, approximately 3,000 of whom are technical and engineering talent who provide our clients with on-site and remote capabilities.

- Dedicated sales force: We have a team of over 300 direct sales people world-wide.

- Strong financial position: We have a stable balance sheet and have generated positive cash flow for 37 consecutive years.

Strategic Focus

We believe that the services and products that we provide enable our clients to fully optimize their communications investment. Our strategy is based on the following core beliefs about our clients and the markets we serve:

- Enablement: Communication is an organization's most important process. When we enable it, we create value.

- Independence: Client focused solutions are better than channel focused solutions.

- Interoperability: Business leaders will choose best of breed solutions and require operational integration.

- Innovation: A dynamic communications market requires partners and process to adapt and transform.

Our overall business growth strategy includes the following four areas of focus:

- Strengthen and expand our portfolio of high-value communication solutions.

- Leverage centralized expertise with local skills and relationships.

- Realign organizational structure and incentives.

- Implement a consistent, comprehensive market penetration approach.

We are actively operating programs that reflect our commitment to this strategy. These programs will continue to diversify our offerings and will reflect client demand in the rapidly changing communications market.

Our fiscal year ends on March 31. References to "Fiscal Year" or "Fiscal" mean our fiscal year ended March 31 for the year referenced. All dollar amounts are in thousands except for per share amounts or unless otherwise noted. We were incorporated in Delaware in 1976, and our headquarters is near Pittsburgh in Lawrence, Pennsylvania. Our mailing address is 1000 Park Drive, Lawrence, Pennsylvania 15055 and our phone number is (724) 746-5500. Our website is http://www.blackbox.com. Through the Investor Relations section of our website, we make available the following filings as soon as practicable after they are electronically filed with the Securities and Exchange Commission ("SEC"): our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All such filings are available free of charge. Also available on our website under the About Us section, is the Company's Standards of Business Conduct, Code of Ethics and the charter of each committee of the Company's Board of Directors (the "Board") each of which is available free of charge.

Item 1A. Risk Factors.

The following are some of the potential risk factors that could cause our actual results to differ materially from those projected in any forward-looking statements. You should carefully consider these factors, as well as the other information contained in this document, when evaluating your investment in our securities. The following list of important factors is not all-inclusive.

We are dependent upon certain key supply chain and distribution agreements. We have significant arrangements with a small number of technology suppliers. If we experience disruptions in our supply chain with these manufacturers for any reason or lose our distribution rights, we may not be able to fulfill client commitments with an acceptable alternative or we may not be able to obtain alternative solutions at similar costs.

We are dependent upon the demand for our products and services. We and our competitors in the industry are dependent on the demand for the products and services that we deliver. Changes in technology or other unforeseen developments within our industry could result in decreased demand for our products and services. We cannot guarantee that historical levels of demand will continue or increase in the future.

We face intense competition. We operate in a highly competitive industry. Our competitors, who include our technology suppliers and certain clients, may be able to deliver products and services at better prices or more quickly due to factors beyond our control. New competitors may also emerge in the future, which may threaten our ability to sustain or grow our market share. We cannot guarantee that we can continue to compete effectively in the future and still be able to sustain our historical levels of profit margin.

Our financial results are dependent on our economic environments. We, our clients or our vendors may experience economic hardships due to inflation or recession, changes in laws and regulations, business disruptions due to natural disasters, acts of terrorism or war or other factors that are beyond our control and that could negatively impact our financial condition or our ability to meet our future financial goals.

Our revenue is dependent upon repeat client business and generally is not subject to long-term contracts. A majority of our revenue is generated through individual sales of products and services and less than twenty (20%) of our revenue is generated from long-term maintenance contracts. We depend on repeat client business as well as our ability to develop new client business to sustain and grow our revenue. Although our focus on delivering high-quality sales and service has proven to be successful in the past, we cannot guarantee that we will be able to grow or even sustain our current level of revenue in the future.

A significant part of our business involves public sector clients which provides unique risks. Approximately 25% of our revenues is derived from sales to agencies and departments of federal, state and local governments. Legislatures typically appropriate funds for a given program annually. These appropriations may be influenced by, among other things, the state of the economy, competing priorities for appropriation, changes in administration or control of legislatures, the timing and amount of tax receipts and the overall level of government expenditures. A decrease in appropriations for certain programs could have a material adverse effect on our business.

In addition, our revenues from sales to these public sector clients are made through various direct contracts, through reseller agreements with government contractors and through open market sales. Government contracting is a highly-regulated area. Failure to comply with regulations or contracts could subject us to fines, penalties, suspension or debarment from doing business with such clients, which could have a material adverse effect on our business.

Our ability to experience organic growth is dependent upon successful execution of new initiatives. We have recently experienced a change in management, including a new Chief Executive Officer. In connection therewith, we have re-aligned our organizational structure and have introduced new programs in order to better capitalize on internal assets and expertise, which we believe will enable us to introduce new product and service offerings as well as to support additional offerings for our clients resulting in increased revenues (including organic growth) and profitability. The failure of these programs could have a material adverse effect on our ability to increase revenues and profitability.

We are dependent upon the successful integration of acquired businesses. Our future financial results are dependent on the successful integration of acquisitions within the projected timeframes and cost parameters. We also face pressure to adequately conduct our ongoing operations while working toward the integration of acquired businesses. We cannot guarantee that we will successfully integrate our acquisitions as projected or without disruption to other areas of our business which could have a negative impact on our financial results.

We are dependent upon the retention of our key personnel. The success of our business depends on our ability to attract and retain quality employees, executives and directors. We offer comprehensive salary and benefit packages including long-term incentives as a means of attracting and retaining personnel. We face pressure to maintain our profit margins and remain competitive in our industry while we compete for personnel in our local markets with a variety of different businesses that may be able to offer more attractive incentives due to their individual financial situations. We cannot guarantee that we will continue to attract and retain personnel with our current incentives and at costs that are consistent with our projected profit margins.

We are dependent upon future mergers and acquisitions for a portion of our growth. A key component of our growth strategy is through strategic mergers and acquisitions. We may not continue to be successful in our search for potential acquisition candidates that are acceptable for our business model, or we may not be successful in our attempts to acquire new businesses that we have identified as attractive acquisition candidates. We cannot guarantee that we will meet our projected growth targets in the future if we are unsuccessful in our efforts to acquire additional businesses.

Our business operations could be disrupted if our information technology systems fail to perform adequately. The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our business data, communications, order entry and fulfillment and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies and the loss of sales and customers, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches and viruses. Any such damage or interruption could have a material adverse effect on our business.

We can provide no assurance that we will continue to have adequate liquidity. Although we generate positive cash flow and have access to a significant amount of additional credit, we cannot be certain that our current liquidity situation will be adequate in future periods. We cannot guarantee that we will be able to maintain our positive cash flow position or to obtain additional credit or raise additional capital which may restrict our ability to operate or to pursue new business opportunities in the future.

We are subject to the risks of international operations. We operate in countries outside of the United States. Our operations or our financial condition may be negatively affected by events surrounding our international operations such as changes in laws and regulations, political or economic instability, currency fluctuations, supply chain disruptions, acts of terrorism, natural disasters or other political, economic or environmental factors. We cannot rely on the past results of our international operations as an indicator of future results or assure you that we will not be adversely affected by those factors inherent with international operations.

Our stock price fluctuates. Our stock price is affected by a number of factors, including quarterly variations in our financial results. As a result, our stock price is subject to volatility.

We have a significant amount of goodwill and could accumulate additional goodwill that could be subject to impairment. As a result of our past acquisition program and given the service nature of our business, we have accumulated goodwill. Part of our current growth strategy is to acquire strategic companies in high growth markets and given the service nature of those future acquisitions, we will accumulate additional goodwill. We conduct an impairment assessment of the carrying value of our goodwill at least annually and we monitor market conditions to determine if any additional interim review of goodwill is warranted. Deterioration in the market or actual results as compared to our projections or any reorganization of our business segments or under performance of future acquisitions could ultimately result in a future impairment. In the event that we determine that our goodwill is impaired in the future, we would need to recognize a non-cash impairment charge, which could have a material adverse effect on our consolidated balance sheet and results of operations. The information set forth under the caption "Goodwill" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Annual Report is incorporated herein by reference in order to supplement this information including the discussions of new operating segments effective on April 1, 2013.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company's worldwide headquarters and certain U.S. operations are located in Lawrence, Pennsylvania (located 20 miles south of Pittsburgh) in a 352,000 square foot owned facility on 84 acres.

The Company owns or leases additional offices or facilities throughout the world, none of which are material in nature to Black Box.

The Company believes that its properties are adequate for its present and foreseeable needs.

Item 3. Legal Proceedings.

The Company is involved in, or has pending, various legal proceedings, claims, suits and complaints arising out of the normal course of business. Based on the facts currently available to the Company, Company management ("Management") believes these matters are adequately provided for, covered by insurance, without merit or not probable that an unfavorable material outcome will result.

Item 4. Mine Safety Disclosures.

Not applicable.

Executive Officers of the Registrant

The executive officers of the Company and their respective ages and positions are as follows:

Name	Age	Position with the Company
Michael McAndrew	53	President and Chief Executive Officer
Timothy C. Huffmyer	39	Vice President, Chief Financial Officer and Treasurer (Principal Accounting Officer)
Kenneth P. Davis	49	Executive Vice President of North America Commercial Services
Ronald Basso	53	Executive Vice President of Business Development, General Counsel & Secretary

The following is a biographical summary of the experience of the executive officers of the Company:

MICHAEL MCANDREW, 53, was selected as a member of the Board on April 1, 2013 and was named Chief Executive Officer effective that same date. On October 2, 2012, he was promoted to President and Chief Operating Officer. On May 11, 2010, he was promoted to Executive Vice President. He had previously been promoted to the position of Vice President and Chief Financial Officer on December 13, 2002. He became Secretary and Treasurer on January 31, 2003. He was Manager of Corporate Planning and Analysis with the Company prior to December 13, 2002. Mr. McAndrew has been with the Company for 23 years.

TIMOTHY C. HUFFMYER, 39, was named Vice President, Chief Financial Officer and Treasurer (and, in those roles, he serves as the Company's principal financial officer and principal accounting officer) on October 2, 2012. In connection with Mr. Huffmyer's appointment, Mr. McAndrew ceased to serve as Executive Vice President, Chief Financial Officer, Treasurer and Secretary (and, in those roles, as principal financial officer and principal accounting officer) as of such date. Mr. Huffmyer was promoted to Director of Finance in February, 2008. He served as Corporate Controller from June, 2004 and in other finance roles prior thereto. Mr. Huffmyer has been with the Company for 9 years.

KENNETH P. DAVIS, 49, was named as Executive Vice President of North America Commercial Services on October 2, 2012. Mr. Davis was previously named Vice President - Voice Communications North, Europe and Latin America on November 1, 2010. Mr. Davis has served in a number of operating roles within the Company, including as Vice President and General Manager of the Northeast Region, Europe and Latin America. Mr. Davis has been with the Company for 13 years.

RONALD BASSO, 53, was named Executive Vice President of Business Development, General Counsel and Secretary on January 28, 2013. Mr. Basso was a shareholder of the law firm of Buchanan Ingersoll & Rooney PC from 1985 where he served as the Company's lead engagement partner.

Directors of the Registrant

The following sets forth certain information concerning the members of the Board:

WILLIAM F. ANDREWS, 81, was elected as a director on May 18, 1992. Mr. Andrews currently is Chairman of the Executive Committee of Corrections Corporation of America (private prisons) and Chairman of Katy Industries, Inc. (diversified manufacturing company). He has been a principal with Kohlberg & Co., a private investment company, since 1995. He is also a director of Corrections Corporation of America and Katy Industries, Inc., publicly-held companies, and SVP Holdings Limited.

R. TERRY BLAKEMORE, 56, was selected to be a director on October 13, 2007 and was named President and Chief Executive Officer of the Company on the same date. He held the position of President until October 2, 2012 and the position of Chief Executive Officer until March 31, 2013. He was elected as a director by our stockholders on August 12, 2008. He had served in the capacity of Interim President and Chief Executive Officer of the Company from May 21, 2007. Previously, on May 15, 2007, the Board had named Mr. Blakemore a Senior Vice President of the Company. Prior to becoming a Senior Vice President, Mr. Blakemore served as a manager of business development and, prior thereto, as a manager of the Company's Voice Communications business unit.

RICHARD L. CROUCH, 66, was elected as a director on August 10, 2004. Mr. Crouch was a General Partner with the firm of PricewaterhouseCoopers LLP from 1979 to 2004, having served as an Audit Partner principally assigned to public companies. He served in various capacities for the firm, including service as a regional accounting, auditing and SEC services consultant. He retired from the firm on July 2, 2004.

THOMAS W. GOLONSKI, 70, was selected to be a director on February 11, 2003 and was elected by our stockholders on August 12, 2003. Mr. Golonski served as Chairman, President and Chief Executive Officer of National City Bank of Pennsylvania and Executive Vice President of National City Corporation from 1996 to 2005. He retired from National City in 2005. He is a director of several educational and health care organizations and active in other charitable organizations.

THOMAS G. GREIG, 65, was elected as a director on August 10, 1999 and appointed as non-executive Chairman of the Board in May 2004. Mr. Greig has been a Senior Managing Director of Liberty Capital Partners, a private equity partnership, since 1998. He is also a director of publicly-held Rudolph Technologies, Inc. and a number of privately-held companies.

JOHN S. HELLER, 59, was selected to be a director on March 27, 2013. Mr. Heller retired from Caterpillar Inc. (manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives) in February 2012. He held a number of positions of increasing responsibility at Caterpillar during a 38-year career, last serving as Vice President and Chief Information Officer for more than the last 5 years.

WILLIAM H. HERNANDEZ, 65, was selected to be a director on December 3, 2009 and was elected by our stockholders on August 10, 2010. Mr. Hernandez was the Senior Vice President, Finance and Chief Financial Officer of PPG Industries, Inc. ("PPG"), a global supplier of paints, coatings, optical products, specialty materials, chemicals, glass and fiber glass, from 1995 until October 15, 2009. Prior to assuming those duties in 1995, he served as PPG's Controller from 1990 to 1994 and as Vice President and Controller from 1994. From 1974 until 1990, he held a number of positions at Borg-Warner Corporation, a supplier of motor vehicle parts and systems. He is a Certified Management Accountant. He is a director of USG Corporation, Eastman Kodak Company and Albemarle Corporation, all publicly-held companies.

MICHAEL MCANDREW, 53, was selected to be a director effective April 1, 2013 in connection with his appointment as the Chief Executive Officer of the Company, which became effective on the same date. Mr. McAndrew has been with the Company for 23 years. In October 2012, he was named President and Chief Operating Officer of the Company. Prior to that, he served as Executive Vice President and Chief Financial Officer from May 2010 to October 2012, and Vice President and Chief Financial Officer, from December 2002 to May 2010. He also served as Secretary and Treasurer from January 2003 to October 2012. Prior to 2002, he held the position of Manager of Corporate Planning and Analysis.

EDWARD A. NICHOLSON, PH.D., 73, was elected as a director on August 10, 2004. Dr. Nicholson served as President of Robert Morris University from 1989 to 2005 and is presently a Professor of Management at Robert Morris University. He is also a director of Brentwood Bank and several regional economic, charitable and cultural organizations. He has served a number of businesses and government agencies as a consultant in the areas of long-range planning, organization design and labor relations.

JOEL T. TRAMMELL, 48, was selected to be a director on March 27, 2013. Mr. Trammell has been a Managing Partner of Lone Rock Technology Group (private equity) since 2011. He was a founder and the CEO of CacheIQ, Inc. (network computing) from June 2010 until it was acquired by NetApp, Inc. in November 2012. Previously, he was a founder and served as the CEO of NetQoS, Inc. (network management software and services) from June 2000 to November 2009.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Common Stock Information

The common stock is traded on NASDAQ under the symbol "BBOX" and has been assigned to the NASDAQ Global Select tier. As of March 31, 2013, 25,897,762 shares of the common stock were issued, of which 9,765,190 shares were held in treasury.

The following table sets forth the quarterly high and low sale prices of the common stock as reported by the NASDAQ Global Select Market during each of the Company's fiscal quarters indicated below.

		High		Low
Fiscal 2013				
1st Quarter	$	28.87	$	20.26
2nd Quarter		28.80		21.28
3rd Quarter		26.57		19.31
4th Quarter		26.85		21.63
Fiscal 2012				
1st Quarter	$	36.20	$	28.87
2nd Quarter		32.78		20.84
3rd Quarter		29.96		19.80
4th Quarter		31.94		24.34

On May 10, 2013, the last reported sale price of the common stock was $24.64 per share.

Dividend Policy

Cash dividends of $0.08 per share of common stock declared during Fiscal 2013 were paid on July 13, 2012, October 12, 2012, January 11, 2013 and April 12, 2013. Cash dividends of $0.07 per share of common stock declared during Fiscal 2012 were paid on July 14, 2011, October 13, 2011, January 12, 2012 and April 13, 2012. While the Company expects to continue to declare quarterly dividends, the payment of future dividends is at the discretion of the Board and the timing and amount of any future dividends will depend upon earnings, cash requirements and the financial condition of the Company.

Under the Company's Credit Agreement dated as of March 23, 2012 (the " Credit Agreement"), the Company is permitted to make any distribution or dividend or repurchase its common stock as long as no Event of Default or Potential Default (each as defined in the Credit Agreement) shall have occurred and is continuing or shall occur as a result thereof. In addition, no distribution or dividend on or repurchase of common stock is permitted under the Credit Agreement if such event would violate a consolidated leverage ratio other than regular quarterly dividends not exceeding $15,000 per year.

Stockholders

As of March 31, 2013, there were 1,026 holders of record of the common stock.

Equity Plan Compensation Information:

See the information set forth under the caption "Equity Plan Compensation Information" in the Proxy Statement, which is incorporated by reference into Item 12 of Part III of this Annual Report.

Issuance of Unregistered Securities:

There were no issuances of unregistered securities by the Company during the three-year period ended March 31, 2013.

Issuer Purchases of Equity Securities:

Period	Total Number of Shares Purchased		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
December 30, 2012 to January 27, 2013	—	$	—	—	1,008,960
January 28, 2013 to February 24, 2013	167,187	$	25.08	167,187	841,773
February 25, 2013 to March 31, 2013	—	$	—	—	841,773
Total	167,187	$	25.08	167,187	841,773

As of March 31, 2013, 841,773 shares were available under repurchase programs approved by the Board. This includes 1,000,000 shares approved for repurchase by the Board on each of May 4, 2012 and October 2, 2012.

The repurchase programs have no expiration date and no programs were terminated prior to the full repurchase of the authorized amount.

Additional repurchases of common stock may occur from time to time depending upon factors such as the Company's cash flows and general market conditions. While the Company expects to continue to repurchase shares of common stock for the foreseeable future, there can be no assurance as to the timing or amount of such repurchases.

Item 6. Selected Financial Data.

The following tables set forth certain selected historical financial data for the Company (in thousands, except for per share amounts). This information should be read in conjunction with the Company's consolidated financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

	Fiscal				
	2013	2012	2011	2010	2009
Statements of Operations					
Revenues	$ 997,786	$1,087,528	$ 1,068,229	$ 961,393	$ 999,548
Gross profit	319,930	346,496	357,110	335,381	357,180
Operating income (loss)	56,269	(239,673)	91,058	63,043	80,003
Net income (loss)	28,806	(247,734)	52,862	34,503	45,309
Basic earnings (loss) per share	1.73	(13.98)	2.99	1.97	2.59
Diluted earnings (loss) per share	1.73	(13.98)	2.97	1.97	2.59
Dividends per share	0.32	0.28	0.24	0.24	0.24
Balance Sheet Data (at end of period)					
Working capital *	184,229	166,167	164,595	126,585	130,209
Total assets	878,001	888,023	1,171,983	1,125,364	1,136,488
Long-term debt	187,648	179,621	181,127	210,873	249,260
Stockholders' equity	482,247	494,384	766,259	689,994	647,299

* Working capital is computed as current assets minus current liabilities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

The discussion and analysis for the fiscal years ended March 31, 2013, 2012 and 2011 as set forth below in this Item 7 should be read in conjunction with the consolidated financial statements of Black Box, including the related notes. The Company's fiscal year ends on March 31. References to "Fiscal Year" or "Fiscal" mean the Company's fiscal year ended March 31 for the year referenced. All dollar amounts are presented in thousands except for per share amounts or unless otherwise noted.

The Company

Black Box is a leading communications system integrator dedicated to designing, sourcing, implementing and maintaining today's complex communications solutions. The Company's primary service offering is Voice Communications; the Company also offers Data Infrastructure and Technology Products. As of March 31, 2013, the Company had more than 3,000 professional technical experts in approximately 200 offices serving more than 175,000 clients in approximately 150 countries throughout the world. Founded in 1976, Black Box operates subsidiaries on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

With respect to Voice Communications, the Company's revenues are primarily generated from the sale and/or installation of new voice communications systems, the support of voice communications systems and moves, adds and changes ("MAC work") as clients' employees change locations or as clients move or remodel their physical space. The Company's diverse portfolio of product offerings allows it to service the needs of its clients independently of the manufacturer that they choose, which it believes is a unique competitive advantage. For the sale of new voice communications systems, most significant orders are subject to competitive bidding processes and, generally, competition can be significant for such new orders. The Company is continually bidding on new projects to replace projects that are completed. New voice communications systems orders often generate an agreement to support the voice communications system, which generally ranges from 1-3 years for commercial clients and 3-5 years for government clients. Historically, such an agreement would result in a fixed fee model over a period of time; however, some of our clients are migrating toward a variable fee model based on time and materials over a period of time. While this shift decreases our contractually obligated revenues and corresponding profits, the Company believes the variable model, which is dependent on the clients need for our services, will generate revenues with similar profitability to the fixed-fee model. Sales of new voice communications systems and, to a lesser extent, MAC work, are dependent upon general economic growth and the Company's clients' capital spending. On the other hand, revenues from support agreements (fixed and variable) contracts generally are not dependent on the economy as clients seek to extend the life of their existing equipment and delay capital spending on new voice communications systems. The Company also has government contracts that generate significant revenues and are not as dependent on the overall economic environment as commercial clients. Maintenance and MAC work revenues are also dependent upon the Company's history and relationship with its clients and its long track record of providing high-quality service.

Similarly, the Company's revenues for Data Infrastructure are generated from the installation or upgrade of data networks and MAC work. The installation of new data networks is also dependent upon general economic growth and our clients' capital spending. Installed data networks, however, may need to be upgraded in order to accommodate the growing use of network technology. Additionally, Data Infrastructure projects can include MAC work, similar to Voice Communications, which is dependent on economic factors that are the same as those factors discussed above in relation to the Voice Communications business.

There is and has been a trend toward convergence of voice and data networks, in each of which the Company has technical expertise which the Company believes is a competitive advantage. Both the Voice Communications and Data Infrastructure businesses generate backlog which is defined by the Company as orders and contracts considered to be firm. At March 31, 2013, the Company's total backlog, which relates primarily to Voice Communications and Data Infrastructure, was $369,711 of which $264,027 is expected to be completed within the next twelve months.

The Company generates Technology Products revenues from the sale of technology products such as cables, switches and media infrastructure products through its catalog, Internet Web site and direct sales. The sale of these products is a highly fragmented and competitive business. The Company has been in this business for over 30-years and has developed a reputation for providing high quality products, free 24/7/365 technical support, comprehensive warranties and rapid order fulfillment. With an average order size of less than one thousand dollars, the Company's Technology Products is less impacted by capital spending and more so by general information technology spending. The Company's Technology Products business provides additional distribution and support capabilities along with access to Black Box branded products to both the Voice Communications and Data Infrastructure businesses which provide cost benefits.

The Company services a variety of clients within most major industries, with the highest concentration in government, healthcare, business services, manufacturing, retail, technology and banking. Factors that impact those verticals, therefore, could have an impact on the Company. While the Company generates most of its revenues in North America, the Company also generates revenues from around the world, primarily Europe, such that factors that impact European markets could impact the Company.

The Company strives to develop extensive and long-term relationships with high-quality clients as Management believes that satisfied clients will demand quality services and product offerings even in economic downturns.

The Company targets strategic acquisitions which it believes will deepen its capabilities and expand market opportunity. The Company has completed several acquisitions from April 1, 2010 through March 31, 2013 that have had an impact on the Company's consolidated financial statements and, more specifically, North America Voice Communications and North America Data Infrastructure for the periods under review. There were no acquisitions during Fiscal 2013. Fiscal 2012 acquisitions include (i) InnerWireless, Inc. ("Innerwireless"), a privately-held company headquartered in Richardson, TX, services clients in every industry from healthcare to Fortune 500 enterprises and was the first Black Box acquisition in the rapidly-growing in-building wireless market and (ii) PS Technologies, LLC, a privately-held company headquartered in Dayton, OH, services clients in the healthcare and government verticals and was the first Black Box acquisition in the rapidly-growing enterprise video communications market. The only Fiscal 2011 acquisition was LOGOS Communications Systems, Inc., a privately-held company headquartered in Westlake, OH, with an active client base which includes commercial, education and various local government agency accounts. These acquisitions are collectively referred to as the "Acquired Companies." References to the Acquired Companies within our comparison of Fiscal 2013 and Fiscal 2012 are intended to describe the Acquired Companies from April 1, 2011 through March 31, 2013. References to the Acquired Companies within our comparison of Fiscal 2012 and Fiscal 2011 are intended to describe the Acquired Companies from April 1, 2010 through March 31, 2012. The results of operations of the Acquired Companies are included within the Company's Consolidated Statements of Operations beginning on their respective acquisition dates.

The Company incurs certain expenses such as the amortization of intangible assets on acquisitions, restructuring expense, the goodwill impairment loss, the change in fair value of the interest-rate swaps and the joint venture investment loss that it excludes when evaluating the continuing operations of the Company. The following table summarizes those expenses and their impact on Operating income (loss) and Income (loss) before provision (benefit) for income taxes for the periods presented:

		Fiscal				
		2013		2012		2011
Amortization of intangible assets on acquisitions		13,713		12,980		12,111
Restructuring expense		8,445		1,866		1,793
Goodwill impairment loss		—		317,797		—
Impact on Operating income (loss)	**$**	**(22,158)**	**$**	**(332,643)**	**$**	**(13,904)**
Change in fair value of interest-rate swaps		606		(530)		(2,968)
Joint venture investment loss	$	2,670	$	—	$	—
Impact on Income (loss) before provision (benefit) for income taxes	**$**	**(25,434)**	**$**	**(332,113)**	**$**	**(10,936)**

Fiscal 2013 vs Fiscal 2012 Summary

In Fiscal 2013, revenues decreased by 8% which, on a geographic segment basis, included decreases of 9% in North America, 8% in Europe and 2% in All Other. From a service-type perspective, the 8% total decrease included decreases of 1% for Data Infrastructure, which includes a full year of revenues during Fiscal 2013 from Innerwireless whereas the prior year would have only included a partial year of revenues, 11% for Voice Communications and 9% for Technology Products. Our government (primarily federal) revenue vertical was down 15% as a result of delays in funding as well as project and task order initiation and our commercial revenue vertical was down 10% as a result of slower than expected economic recovery and sluggish client adoption of the rapidly changing communications technology for Voice Communications and lower IT infrastructure spend and investment levels by our end customers for Data Infrastructure which is highly dependent on project-oriented revenues.

We operate in the rapidly changing communication technology market which has inherent market risk. Economic recovery has not been as strong or as consistent in our markets as we had expected. The changes in communications technology have been rapid, and client adoption has been weak. Our management team has responded by providing technology independent solutions to meet our clients' evolving needs. However, in recent years, we have not been able to create or sustain organic growth.

Our response to the changes in our market needs to be decisive. We occupy a unique position in the market and our relationship with our partners and clients provides Black Box with valuable insight into the future of enterprise communications. We believe that communications is an organization's most important process and that our clients are best served with a technology-independent approach to meeting their communications challenges. We also believe that enterprises will adopt best of breed solutions. In response, our strategy includes four areas of focus:

- **Strengthen and expand our portfolio of high-value communications solutions.** As enterprise communications become more complex, we must be prepared to offer our clients the very latest solution alternatives.

- **Leverage our centralized expertise with our local skills and relationships.** Over time, we have built the most competitive footprint of local technical resources in the industry. We can drive additional products and services through that platform by investing in centralized engineering and project management resources.

- **Realign our organizational structure and incentive programs.** During the year, we announced leadership changes within our executive and operating teams. These changes add focus and accountability to our business.

- **Implement a consistent, comprehensive market penetration approach.** Just as we can leverage our product and service platforms to serve our clients, we can also leverage our local resources more efficiently with focused centralized sales and marketing programs.

Successful implementation of this strategy begins with a transition of our business to a more flexible organization that can adapt to the rapid changes in communications technology. As such, the Company has realigned its organizational structure which will result in new reporting segments (North America Services, North America Products, International Services and International Products) for the purpose of making operational decisions and assessing financial performance which will be effective, on a prospective basis, beginning on April 1, 2013. This is consistent with the proliferation of voice-over-internet-protocol (VOIP) solutions and the adoption of unified communication technologies which has resulted in a trend toward convergence of voice and data networks. We believe that, in the near future, the distinction between our voice and data solution offerings will not be significant. As such, those historical Voice Communications and Data Infrastructure offerings have been aggregated into Services in their respective geography. We will report financial information (revenue through operating income) for these new reporting segments which should provide enhanced visibility and transparency into our operations, our business drivers and the value of our enterprise. We believe that a successful transition will better position Black Box as a comprehensive communications system integrator where we can support our clients with multiple offerings.

As a first step in this transition, we are focused on leveraging our technology-independent service model. We continue to believe that our best of breed, client-focused offering is a competitive advantage for Black Box. With the broad service platform that we have built, we have the opportunity to enable all of our offices with access to a comprehensive portfolio of products and services. The transition of our service model will include more client-focused resources in the field, supported by centralized expertise.

During Fiscal 2013, we worked to align our organizational structure to enable our field with better access to technical expertise and partner resources. Also, we are realigning sales and account management incentives to promote new product penetration, in effect, driving focus and action to cross-selling our portfolio of communications solutions. We believe that these changes will enable us to efficiently and effectively introduce additional new product and service offerings over time and allow us to support multiple offerings for each of our clients which, in turn, should grow our revenues organically and could increase profitability as a result of new product offerings and efficiencies in the delivery model.

The transition that we are implementing is in response to a dynamic market. Although our voice-centric approach has served us well, we recognize that the future of enterprise communications requires a more robust offering. We expect our clients to continue to look to us for creative solutions and we, in turn, expect to deliver them. As we transition, we will continue to be responsive to our clients' evolving views on enterprise communications.

The changes that we have made during Fiscal 2013 did not require significant additional investments. However, we intend to make investments in sales and marketing efforts which could have an impact on our profitability in the near term.

While we have implemented a strategy to profitably grow our revenues in this rapidly changing communication technology market, the success of that strategy and our ability to grow revenues is dependent on a reasonable level of government spending, economic recovery along with IT infrastructure spend and investments by our end customers and client adoption of rapidly-changing communications technology. There is no assurance that this strategy will be successful and any failure could impact our financial condition.

Gross profit margins increased by 0.2% to 32.1% primarily as a result of competitive market conditions for Voice Communications and Technology Products. The Company believes that the addition of new services and products to its existing technology independent service model should result in stable gross profit margins.

Operating income increased 123% which was due to the goodwill impairment loss of $317,797 incurred in the prior year partially offset by a decrease in Revenues. Operating income included $8,445 of restructuring expense which was incurred as a response to the continued weakness in our end markets to better align our costs with revenues in the form of headcount reductions and back office and real estate consolidation initiatives; we expect these actions to result in annualized savings of approximately $12 million. We will continue to evaluate all of our operating costs and investments to ensure an efficient and effective use of our resources.

As previously noted, certain of our Selling, general and administrative expenses do not change significantly with changes in revenue. As such, we believe that we can realize significant leverage from our Selling, general and administrative expenses with increases in our Revenues.

Diluted EPS increased 112% due to the net after-tax impact of the goodwill impairment loss of $295,996 incurred in the prior year as well as a 6% decrease in our Diluted weighted-average shares outstanding partially offset by a decrease in Revenues. The decrease in our Diluted weighted-average shares outstanding was the result of the repurchase of shares of our common stock noted below.

Cash flow from operations decreased 29% which was due to the decrease in Revenues. We returned value to our investors by repurchasing 1,515,445 shares of common stock for $37,214, paying $5,206 in annual dividends and investing $6,323 of capital expenditures to support our operational infrastructure.

Management is presented with and reviews revenues and operating income (loss) by geographical segment and revenues and gross profit information by service type. The following table provides information on Revenues and Operating income (loss) by reportable geographic segment (North America, Europe and All Other). The table below should be read in conjunction with the following discussions.

	Fiscal					
	2013		2012		2011	
	$	*% of total revenue*	*$*	*% of total revenue*	*$*	*% of total revenue*
Revenues						
North America	$ 862,957	86.5%	$ 943,717	86.8%	$ 931,181	87.2%
Europe	97,114	9.7%	105,492	9.7%	100,221	9.4%
All Other	37,715	3.8%	38,319	3.5%	36,827	3.4%
Total	**$ 997,786**	**100%**	**$1,087,528**	**100%**	**$ 1,068,229**	**100%**
Operating income (loss)						
North America [1]	$ 47,413		$ (214,448)		$ 76,789	
% of North America revenues	5.5%		(22.7)%		8.2%	
Europe [2]	$ 5,191		$ (30,347)		$ 8,032	
% of Europe revenues	5.3%		(28.8)%		8.0%	
All Other	$ 3,665		$ 5,122		$ 6,237	
% of All Other revenues	9.7%		13.4 %		16.9%	
Total	**$ 56,269**	**5.6%**	**$ (239,673)**	**(22.0)%**	**$ 91,058**	**8.5%**

[1] Includes goodwill impairment loss of $277,132 recorded during the third quarter of Fiscal 2012.

[2] Includes goodwill impairment loss of $40,665 recorded during the third quarter of Fiscal 2012.

The following table provides information on Revenues and Gross profit by service type (Data Infrastructure, Voice Communications and Technology Products). The table below should be read in conjunction with the following discussions.

	Fiscal					
	2013		2012		2011	
	$	*% of total revenue*	$	*% of total revenue*	$	*% of total revenue*
Revenues						
Data Infrastructure	$ 243,711	24.4%	$ 247,157	22.7%	$ 230,719	21.6%
Voice Communications	572,371	57.4%	641,731	59.0%	648,512	60.7%
Technology Products	181,704	18.2%	198,640	18.3%	188,998	17.7%
Total	**$ 997,786**	**100%**	**$ 1,087,528**	**100%**	**$ 1,068,229**	**100%**
Gross profit						
Data Infrastructure	$ 63,370		$ 62,032		$ 59,287	
% of Data Infrastructure revenues	26.0%		25.1%		25.7%	
Voice Communications	$ 176,057		$ 196,279		$ 210,558	
% of Voice Communications revenues	30.8%		30.6%		32.5%	
Technology Products	$ 80,503		$ 88,185		$ 87,265	
% of Technology Products revenues	44.3%		44.4%		46.2%	
Total	**$ 319,930**	**32.1%**	**$ 346,496**	**31.9%**	**$ 357,110**	**33.4%**

Fiscal 2013 Compared To Fiscal 2012

Total Revenues

Total revenues for Fiscal 2013 were $997,786, a decrease of 8% compared to total revenues for Fiscal 2012 of $1,087,528. The Acquired Companies contributed incremental revenue of $56,647 and $31,453 for Fiscal 2013 and Fiscal 2012, respectively. Excluding the effects of the acquisitions and the negative exchange rate impact of $5,088 in Fiscal 2013 relative to the U.S. dollar, total revenues would have decreased 10% from $1,056,075 in Fiscal 2012 to $946,227 in Fiscal 2013 for the reasons discussed below.

Revenues by Geography

North America

Revenues in North America for Fiscal 2013 were $862,957, a decrease of 9% compared to revenues for Fiscal 2012 of $943,717. The Acquired Companies contributed incremental revenue of $56,647 and $31,453 for Fiscal 2013 and Fiscal 2012, respectively. Excluding the effects of the acquisitions and the negative exchange rate impact of $144 in Fiscal 2013 relative to the U.S. dollar, North American revenues would have decreased 12% from $912,264 in Fiscal 2012 to $806,454 in Fiscal 2013. This decrease was primarily due to a decrease for Voice Communications within the government revenue vertical, primarily caused by delays in funding as well as project and task order initiation and within the financial services, retail services, education and healthcare revenue verticals primarily as a result of slower than expected economic recovery and sluggish client adoption of the rapidly changing communications technology; for Data Infrastructure within the business services, financial services and retail services revenue verticals, primarily as a result of lower IT infrastructure spend and investment levels by our end customers; and for Technology Products within the government and business services revenue verticals, primarily as a result of slower than expected economic recovery and lower IT infrastructure spend and investment levels by our end customers.

Europe

Revenues in Europe for Fiscal 2013 were $97,114, a decrease of 8% compared to revenues for Fiscal 2012 of $105,492. Excluding the negative exchange rate impact of $4,249 in Fiscal 2013 relative to the U.S. dollar, revenues in Europe would have decreased 4% from $105,492 in Fiscal 2012 to $101,363 in Fiscal 2013. This decrease was primarily due to sluggish economic recovery that has affected demand for Data Infrastructure and Technology Products.

All Other

Revenues for All Other for Fiscal 2013 were $37,715, a decrease of 2% compared to revenues for Fiscal 2012 of $38,319. Excluding the negative exchange rate impact of $695 in Fiscal 2013 relative to the U.S. dollar, All Other revenues would have been relatively consistent at $38,319 in Fiscal 2012 and $38,410 in Fiscal 2013.

Revenue by Service Type

Data Infrastructure

Revenues from Data Infrastructure for Fiscal 2013 were $243,711, a decrease of 1% compared to revenues for Fiscal 2012 of $247,157. The Acquired Companies contributed incremental revenue of $30,107 and $6,025 for Fiscal 2013 and Fiscal 2012, respectively. Excluding the effects of the acquisitions and the negative exchange rate impact of $1,263 in Fiscal 2013 relative to the U.S. dollar for international Data Infrastructure, Data Infrastructure revenues would have decreased 11% from $241,132 in Fiscal 2012 to $214,867 in Fiscal 2013. This decrease was primarily due to lower IT infrastructure spend and investment levels by our end customers in North America within the business services, financial services and retail services revenue verticals and a sluggish economic recovery that has affected demand in Europe.

Voice Communications

Revenues from Voice Communications for Fiscal 2013 were $572,371, a decrease of 11% compared to revenues for Fiscal 2012 of $641,731. The Acquired Companies contributed incremental revenue of $26,540 and $25,428 for Fiscal 2013 and Fiscal 2012, respectively. Excluding the effects of the acquisitions and the negative exchange rate impact of $79 in Fiscal 2013 relative to the U.S. dollar for international Voice Communications,Voice Communications revenues would have decreased 11% from $616,303 in Fiscal 2012 to $545,910 in Fiscal 2013. This decrease was primarily due to delays in funding as well as project and task order initiation in the government revenue vertical and slower than expected economic recovery and sluggish client adoption of the rapidly changing communications technology within business services, retail services, education and healthcare revenue verticals.

Technology Products

Revenues from Technology Products for Fiscal 2013 were $181,704, a decrease of 9% compared to revenues for Fiscal 2012 of $198,640. Excluding the negative exchange rate impact of $3,746 in Fiscal 2013 relative to the U.S. dollar for international Technology Products, Technology Products revenues would have decreased 7% from $198,640 in Fiscal 2012 to $185,450 in Fiscal 2013. This decrease was primarily due to slower than expected economic recovery and lower IT infrastructure spend and investment levels by our end customers in North America within the government and business services revenue verticals and a sluggish economic recovery that has affected demand in Europe.

Gross profit

Gross profit for Fiscal 2013 was $319,930, a decrease of 8% compared to gross profit for Fiscal 2012 of $346,496. Gross profit as a percent of revenues for Fiscal 2013 was 32.1%, an increase of 0.2% compared to gross profit as a percentage of revenues for Fiscal 2012 of 31.9%. The decrease in gross profit was primarily due to the decrease in revenues. The increase in gross profit as a percent of revenue was the result of a percentage increase in Data Infrastructure primarily due to project mix and the completion, in Fiscal 2012, of several lower margin projects. Voice Communications and Technology Products had comparable margins period over period as a result of continued competitive market conditions.

Gross profit for Data Infrastructure for Fiscal 2013 was $63,370, or 26.0% of revenues, compared to gross profit for Fiscal 2012 of $62,032, or 25.1% of revenues. Gross profit for Voice Communications for Fiscal 2013 was $176,057, or 30.8% of revenues, compared to gross profit for Fiscal 2012 of $196,279, or 30.6% of revenues. Gross profit for Technology Products for Fiscal 2013 was $80,503, or 44.3% of revenues, compared to gross profit for Fiscal 2012 of $88,185, or 44.4% of revenues. Please see the preceding paragraph for the analysis of gross profit variances by segment.

Selling, general & administrative expenses

Selling, general & administrative expenses for Fiscal 2013 were $249,924, a decrease of 2% compared to Selling, general & administrative expenses for Fiscal 2012 of $255,347. Selling, general & administrative expenses as a percent of revenues for Fiscal 2013 were 25.0%, an increase of 1.5% compared to Selling, general & administrative expenses as a percent of revenues for Fiscal 2012 of 23.5%. The decrease in Selling, general & administrative expenses, which included $8,445 of restructuring expense, was due primarily to cost savings from headcount reductions, back office and real estate consolidation initiatives to better align our costs with revenues in response to continued weakness in certain of our end markets as well as streamline certain functions. The increase in Selling, general & administrative expenses as a percent of revenue over the prior year was primarily due to decreased Revenues partially offset by the decrease in Selling, general & administrative expenses.

Selling, general & administrative expenses generally include expenses for sales and marketing, engineering, product management, centers of excellence and corporate expenses. Certain of these expenses do not change significantly with changes in revenue.

Goodwill impairment loss

There was no Goodwill impairment loss for Fiscal 2013 compared to Goodwill impairment loss of $317,797 for Fiscal 2012. See "Goodwill" below for additional information.

Intangibles amortization

Intangibles amortization for Fiscal 2013 was $13,737, an increase of 6% compared to Intangible amortization for Fiscal 2012 of $13,025. The increase was primarily attributable to a full year of amortization during Fiscal 2013 compared to a partial year of amortization during Fiscal 2012 for acquisitions completed during Fiscal 2012.

Operating income (loss)

As a result of the foregoing, Operating income for Fiscal 2013 was $56,269 compared to Operating loss for Fiscal 2012 of $239,673.

Interest expense (income), net

Interest expense for Fiscal 2013 was $6,090, an increase of 18% compared to Interest expense for Fiscal 2012 of $5,148. Interest expense as a percent of revenues for Fiscal 2013 was 0.6%, an increase of 0.1% compared to Interest expense as a percent of revenues for Fiscal 2012 of 0.5%. The Company's interest-rate swaps contributed a loss of $606 and a gain of $530 for Fiscal 2013 and Fiscal 2012, respectively, due to the change in fair value.

Excluding the Company's interest-rate swaps, the decrease in Interest expense is primarily due to a decrease in fixed settlements on the interest rate swaps caused by a reduction in the weighted-average swap rate partially offset by increases in the weighted-average interest rate from 1.1% for Fiscal 2012 to 1.5% for Fiscal 2013 and in the weighted-average outstanding debt from $194,055 for Fiscal 2012 to $203,072 for Fiscal 2013. The increase in the weighted-average interest rate is due primarily to the Credit Agreement (see below) entered into by the Company on March 23, 2012 that has slightly less favorable terms than did its predecessor.

Other expenses (income), net

Other expense for Fiscal 2013 was $3,716, an increase of 198% compared to Other expense for Fiscal 2012 of $1,245. The increase was primarily due to a loss of $2,670 during the third quarter of Fiscal 2013 due to the probable divestiture of our non-controlling interest in Genesis Networks Integration Services, LLC ("GNIS"), a joint venture company which was formed in conjunction with Genesis Networks Enterprises, LLC. The GNIS divestiture was not material to the Company's consolidated financial statements and is not expected to have a material impact on future operations.

Provision (benefit) for income taxes

The tax provision for Fiscal 2013 was $17,657, an effective tax rate of 38.0%. This compared to the tax provision for Fiscal 2012 of $1,668, an effective tax rate of (0.7)%. The tax rate for Fiscal 2013 was higher than the tax rate for Fiscal 2012 primarily due to $262,703 of non-deductible goodwill impairment loss resulting from the goodwill impairment in the third quarter of Fiscal 2012 and a reduction in reserves of $1,579 during second quarter of Fiscal 2012 related to the settlement of an Internal Revenue Service audit for Fiscal 2007 through Fiscal 2010. The Company anticipates that its deferred tax asset is realizable in the foreseeable future.

Net income (loss)

As a result of the foregoing, Net income for Fiscal 2013 was $28,806 compared to Net loss for Fiscal 2012 of $247,734.

Fiscal 2012 Compared To Fiscal 2011

Total Revenues

Total revenues for Fiscal 2012 were $1,087,528, an increase of 2% compared to total revenues for Fiscal 2011 of $1,068,229. The Acquired Companies contributed incremental revenue of $77,336 and $8,973 for Fiscal 2012 and Fiscal 2011, respectively. Excluding the effects of the acquisitions and the positive exchange rate impact of $6,725 in Fiscal 2012 relative to the U.S. dollar, total revenues would have decreased 5% from $1,059,256 in Fiscal 2011 to $1,003,467 in Fiscal 2012 for the reasons discussed below.

Revenues by Geography

North America

Revenues in North America for Fiscal 2012 were $943,717, an increase of 1% compared to revenues for Fiscal 2011 of $931,181. The Acquired Companies contributed incremental revenue of $77,336 and $8,973 for Fiscal 2012 and Fiscal 2011, respectively. Excluding the effects of the acquisitions and the positive exchange rate impact of $697 in Fiscal 2012 relative to the U.S. dollar, North American revenues would have decreased 6% from $922,208 in Fiscal 2011 to $865,684 in Fiscal 2012. This decrease was primarily due to decreased activity for Voice Communications within the government revenue vertical primarily caused by delays in funding as well as project and task order initiation partially offset by increased activity for both end-user and indirect sales of Data Infrastructure within the business services, financial services, retail and manufacturing revenue verticals which was a result of strategic pricing initiatives designed to grow revenues and further penetrate these markets and a general increase in activity for Technology Products primarily due to strategic pricing initiatives.

Europe

Revenues in Europe for Fiscal 2012 were $105,492, an increase of 5% compared to revenues for Fiscal 2011 of $100,221. Excluding the positive exchange rate impact of $4,382 in Fiscal 2012 relative to the U.S. dollar, revenues in Europe would have increased 1% from $100,221 in Fiscal 2011 to $101,110 in Fiscal 2012. Data Infrastructure and Technology Products activity was relatively comparable period over period.

All Other

Revenues for All Other for Fiscal 2012 were $38,319, an increase of 4% compared to revenues for Fiscal 2011 of $36,827. Excluding the positive exchange rate impact of $1,646 in Fiscal 2012 relative to the U.S. dollar, All Other revenues would have been relatively consistent at $36,827 in Fiscal 2011 and $36,673 in Fiscal 2012.

Revenue by Service Type

Data Infrastructure

Revenues from Data Infrastructure for Fiscal 2012 were $247,157, an increase of 7% compared to revenues for Fiscal 2011 of $230,719. The Acquired Companies contributed incremental revenue of $6,025 and $0 for Fiscal 2012 and Fiscal 2011, respectively. Excluding the effects of the acquisitions and the positive exchange rate impact of $2,042 in Fiscal 2012 relative to the U.S. dollar for international Data Infrastructure, Data Infrastructure revenues would have increased 4% from $230,719 in Fiscal 2011 to $239,090 in Fiscal 2012. This increase was primarily due to increased activity for both end-user and indirect sales in North America within the business services, financial services, retail and manufacturing revenue verticals which was a result of strategic pricing initiatives designed to grow revenues and further penetrate this market as well as a general increase in activity in Europe.

Voice Communications

Revenues from Voice Communications for Fiscal 2012 were $641,731, a decrease of 1% compared to revenues for Fiscal 2011 of $648,512. The Acquired Companies contributed incremental revenue of $71,311 and $8,973 for Fiscal 2012 and Fiscal 2011, respectively. Excluding the effects of the acquisitions, Voice Communications revenues would have decreased 11% from $639,539 in Fiscal 2011 to $570,420 in Fiscal 2012. This decrease was primarily due to decreased activity within the government revenue vertical primarily caused by delays in funding as well as project and task order initiation. There was no exchange rate impact on Voice Communications revenues as all of the Company's Voice Communications revenues are denominated in U.S. dollars.

Technology Products

Revenues from Technology Products for Fiscal 2012 were $198,640, an increase of 5% compared to revenues for Fiscal 2011 of $188,998. Excluding the positive exchange rate impact of $4,683 in Fiscal 2012 relative to the U.S. dollar for international Technology Products, Technology Products revenues would have increased 3% from $188,998 in Fiscal 2011 to $193,957 in Fiscal 2012. The Company believes this increase was primarily due to a general increase in activity in North America primarily due to strategic pricing initiatives along with relatively comparable activity in Europe.

Gross profit

Gross profit for Fiscal 2012 was $346,496, a decrease of 3% compared to gross profit for Fiscal 2011 of $357,110. Gross profit as a percent of revenues for Fiscal 2012 was 31.9%, a decrease of 1.5% compared to gross profit as a percentage of revenues for Fiscal 2011 of 33.4%. The percent decrease was due primarily to overall service type mix, strategic pricing initiatives for Voice Communications, Data Infrastructure and Technology Products and product mix and increased product costs for Technology Products. The dollar decrease was primarily due to a decrease in gross profit as a percentage of revenues.

Gross profit for Data Infrastructure for Fiscal 2012 was $62,032, or 25.1% of revenues, compared to gross profit for Fiscal 2011 of $59,287, or 25.7% of revenues. Gross profit for Voice Communications for Fiscal 2012 was $196,279, or 30.6% of revenues, compared to gross profit for Fiscal 2011 of $210,558, or 32.5% of revenues. Gross profit for Technology Products for Fiscal 2012 was $88,185, or 44.4% of revenues, compared to gross profit for Fiscal 2011 of $87,265, or 46.2% of revenues. Please see the preceding paragraph for the analysis of gross profit variances by segment.

Selling, general & administrative expenses

Selling, general & administrative expenses for Fiscal 2012 were $255,347, an increase of 1% compared to Selling, general & administrative expenses for Fiscal 2011 of $253,896. Selling, general & administrative expenses as a percent of revenues for Fiscal 2012 were 23.5%, a decrease of 0.3% compared to Selling, general & administrative expenses as a percent of revenues for Fiscal 2011 of 23.8%. The increase in Selling, general & administrative expenses was primarily due to additional operating expenses for the Acquired Companies of approximately $8,645. Excluding the Acquired Companies' Selling, general & administrative expenses of $10,651 and $2,006 for Fiscal 2012 and Fiscal 2011, respectively, and the revenues of the Acquired Companies noted above, Selling, general & administrative expenses as a percent of revenues increased over the prior year primarily due to additional operating expenses related to expected higher revenues levels.

Selling, general & administrative expenses generally include expenses for sales and marketing, engineering, product management, centers of excellence and corporate expenses. Certain of these expenses do not change significantly with changes in revenue.

Goodwill impairment loss

Goodwill impairment loss for Fiscal 2012 was $317,797. There was no goodwill impairment loss for Fiscal 2011. See "Goodwill" below for additional information.

Intangibles amortization

Intangibles amortization for Fiscal 2012 was $13,025, an increase of 7% compared to Intangible amortization for Fiscal 2011 of $12,156. The increase was primarily attributable to the addition of intangible assets from acquisitions completed subsequent to the fourth quarter of Fiscal 2011 partially offset by the amortization run-out for certain intangible assets.

Operating income (loss)

As a result of the foregoing, Operating loss for Fiscal 2012 was $239,673 compared to Operating income for Fiscal 2011 of $91,058.

Interest expense (income), net

Interest expense for Fiscal 2012 was $5,148, a decrease of 5% compared to Interest expense for Fiscal 2011 of $5,430. Interest expense as a percent of revenues was 0.5% for each of Fiscal 2012 and Fiscal 2011. The Company's interest-rate swaps contributed gains of $530 and $2,968 for Fiscal 2012 and Fiscal 2011, respectively, due to the change in fair value.

Excluding the Company's interest-rate swaps, the decrease in interest expense was due to decreases in the weighted-average interest rate from 1.2% for Fiscal 2011 to 1.1% for Fiscal 2012 and in the weighted-average outstanding debt from $213,124 for Fiscal 2011 to $194,055 for Fiscal 2012. The decrease in the weighted-average interest rate was due primarily to the overall decline in short-term interest rates.

Provision (benefit) for income taxes
The tax provision for Fiscal 2012 was $1,668, an effective tax rate of (0.7)%. This compared to the tax provision for Fiscal 2011 of $32,418, an effective tax rate of 38.0%. The tax rate for Fiscal 2012 was lower than the tax rate for Fiscal 2011 primarily due to $262,703 of non-deductible goodwill impairment loss resulting from the goodwill impairment in the third quarter of Fiscal 2012 and a reduction in reserves of $1,579 during second quarter of Fiscal 2012 related to the settlement of an Internal Revenue Service audit for Fiscal 2007 through Fiscal 2010 and a state audit for Fiscal 2005 through Fiscal 2011. The Company anticipates that its deferred tax asset is realizable in the foreseeable future.

Net income (loss)
As a result of the foregoing, Net loss for Fiscal 2012 was $247,734 compared to Net income for Fiscal 2011 of $52,862.

Liquidity and Capital Resources

Operating Activities
Net cash provided by operating activities during Fiscal 2013 was $46,701. Significant factors contributing to the source of cash were: net income of $28,806 inclusive of non-cash charges of $19,123 and $7,712 for amortization/depreciation expense and stock compensation expense, respectively, as well as a decrease in trade accounts receivable of $10,047. Significant factors contributing to the use of cash include an increase in costs in excess of billings of $13,928 (primarily due to large contracts with government clients where contract billing terms do not necessarily coincide with percentage-of-completion revenue recognition) and a decrease in accrued compensation of $5,801. Changes in the above accounts are based on average Fiscal 2013 exchange rates.

Net cash provided by operating activities during Fiscal 2012 was $65,821. Significant factors contributing to the source of cash were: net loss of $247,734 inclusive of non-cash charges of $18,459, $9,296 and $317,797 for amortization/depreciation expense, stock compensation expense and goodwill impairment loss, respectively, as well as a decrease in costs in excess of billings of $19,133. Significant factors contributing to a use of cash were: increases in deferred taxes of $23,328 (primarily related to the tax deductible portion of the goodwill impairment loss) and inventory of $3,540 and decreases in accrued compensation, trade accounts payable, billings in excess of costs and accrued taxes of $3,963, $3,460, $6,603 and $9,238, respectively. Changes in the above accounts are based on average Fiscal 2012 exchange rates.

Net cash provided by operating activities during Fiscal 2011 was $54,865. Significant factors contributing to the source of cash were: net income of $52,862 inclusive of non-cash charges of $18,222, $10,270 and $7,806 for amortization/depreciation expense, stock compensation expense and deferred taxes, respectively, as well as increases in billings in excess of costs of $2,146 and accrued taxes of $2,292. Significant factors contributing to a use of cash were: increases in trade accounts receivable and costs in excess of billings of $10,393 and $17,537, respectively, as well as decreases in restructuring reserves of $3,458 and accrued expenses of $6,439. Changes in the above accounts are based on average Fiscal 2011 exchange rates.

As of March 31, 2013, 2012 and 2011, the Company had Cash and cash equivalents of $30,720, $22,444 and $31,212, respectively, working capital of $184,229, $166,167 and $164,595, respectively, and a current ratio of 2.0, 1.9 and 1.8, respectively.

The Company believes that its cash provided by operating activities and availability under its credit facility will be sufficient to fund the Company's working capital requirements, capital expenditures, dividend program, potential stock repurchases, potential future acquisitions or strategic investments and other cash needs for the foreseeable future.

Investing Activities
Net cash used by investing activities during Fiscal 2013 was $8,305. Significant factors contributing to the use of cash were: $6,323 for gross capital expenditures and $2,371 for acquisitions.

Net cash used by investing activities during Fiscal 2012 was $48,418. Significant factors contributing to the use of cash were: $41,065 for acquisitions and $7,633 for gross capital expenditures.

Net cash used by investing activities during Fiscal 2011 was $19,670. Significant factors contributing to the use of cash were: $14,640 for acquisitions and $5,149 for gross capital expenditures.

See Note 11 of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report for additional details regarding these acquisitions.

Financing Activities

Net cash used for financing activities during Fiscal 2013 was $29,463. Significant factors contributing to the cash outflow were: $37,214 for the purchase of common stock (including $983 for the purchase of common stock related to the vesting in May 2012 of certain restricted stock units) and $5,206 for the payment of dividends.

Net cash used for financing activities during Fiscal 2012 was $23,744. Significant factors contributing to the cash outflow were: $15,292 for the purchase of common stock (including $1,521 for the purchase of common stock related to the vesting in May 2011 of certain restricted stock units and performance shares), $4,798 for the payment of dividends, $1,911 of net payments on long-term debt and $1,743 for the payment of deferred financing costs related to the Credit Agreement.

Net cash used for financing activities during Fiscal 2011 was $26,462. Significant factors contributing to the use of cash were: $30,284 of net payments on long-term debt and $4,232 for the payment of dividends. A significant factor contributing to the source of cash was $9,239 of proceeds from the exercise of stock options.

Total Debt

On March 23, 2012, the Company entered into a Credit Agreement with Citizens Bank of Pennsylvania, as administrative agent, and certain other lender parties. The Credit Agreement expires on March 23, 2017. Borrowings under the Credit Agreement are permitted up to a maximum amount of $400,000, which includes up to $25,000 of swing-line loans and $25,000 of letters of credit. The Credit Agreement may be increased by the Company up to an additional $100,000 with the approval of the lenders and may be unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the Credit Agreement accrues, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted-average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day, in each case plus 0% to 0.75% (determined by a leverage ratio based on the Company's consolidated Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")) or (b) a rate per annum equal to the LIBOR rate plus 0.875% to 1.750% (determined by a leverage ratio based on the Company's consolidated EBITDA). The Credit Agreement requires the Company to maintain compliance with certain non-financial and financial covenants such as leverage and fixed-charge coverage ratios. As of March 31, 2013, the Company was in compliance with all covenants under the Credit Agreement.

As of March 31, 2013, the Company had total debt outstanding of $187,752. Total debt was comprised of $187,610 outstanding under the Credit Agreement and $142 of obligations under capital leases and various other third-party, non-employee loans. The maximum amount of debt outstanding under the Credit Agreement, the weighted-average balance outstanding under the Credit Agreement and the weighted-average interest rate on all outstanding debt for Fiscal 2013 was $220,470, $203,072 and 1.5%, respectively, compared to $216,180, $194,055 and 1.1%, respectively, for Fiscal 2012, and $237,255, $213,124 and 1.2%, respectively, for Fiscal 2011.

As of March 31, 2013, the Company had $4,050 outstanding in letters of credit and $208,340 in unused commitments under the Credit Agreement.

Dividends

The following table presents information about the Company's dividend program:

Period	Record Date	Payment Date		Rate		Aggregate Value
4Q13	March 29, 2013	April 12, 2013	$	0.08	$	1,291
3Q13	December 28, 2012	January 11, 2013	$	0.08	$	1,304
2Q13	September 28, 2012	October 12, 2012	$	0.08	$	1,323
1Q13	June 29, 2012	July 13, 2012	$	0.08	$	1,355
4Q12	March 30, 2012	April 13, 2012	$	0.07	$	1,223
3Q12	December 30, 2011	January 12, 2012	$	0.07	$	1,223
2Q12	September 30, 2011	October 13, 2011	$	0.07	$	1,238
1Q12	July 1, 2011	July 14, 2011	$	0.07	$	1,263

On May 9, 2013, the Company announced that, for the third consecutive year, it had increased its dividend by $.01 per share. While the Company expects to continue to declare quarterly dividends, the payment of future dividends is at the discretion of the Company's Board and the timing and amount of any future dividends will depend upon earnings, cash requirements and the financial condition of the Company. Under the Credit Agreement, the Company is permitted to make any distribution or dividend as long as no Event of Default or Potential Default shall have occurred and is continuing or shall occur as a result thereof. In addition, no distribution or dividend is permitted under the Credit Agreement if such event would violate a consolidated leverage ratio other than regular quarterly dividends not exceeding $15,000 per year.

Common Stock Repurchases

The following table presents information about the Company's common stock repurchases:

		Fiscal		
		2013		2012
Common stock purchased		1,515,445		606,978
Aggregate purchase price	$	37,214	$	15,292
Average purchase price	$	24.56	$	25.19

During the first quarter of Fiscal 2013, the Company made tax payments of $983 and withheld 44,697 shares of common stock, which were designated as treasury shares, at an average price per share of $21.98, related to share withholding to satisfy employee income taxes due as a result of the vesting in May 2012 of certain restricted stock units. During the first quarter of Fiscal 2012, the Company made tax payments of $1,521 and withheld 45,778 shares of common stock, which were designated as treasury shares, at an average price per share of $33.22, related to share withholding to satisfy employee income taxes due as a result of the vesting in May 2011 of certain restricted stock units and performance shares.

Since the inception of the repurchase program in April 1999 through March 31, 2013, the Company has repurchased 9,658,227 shares of common stock for an aggregate purchase price of $373,101, or an average purchase price per share of $38.63. These shares do not include the treasury shares withheld for tax payments resulting from the vesting of certain restricted stock units and performance shares. As of March 31, 2013. 841,773 shares were available under repurchase programs approved by the Board. This includes 1,000,000 shares approved for repurchase by the Board on each of May 4, 2012 and October 2, 2012. Additional repurchases of common stock may occur from time to time depending upon various factors such as the Company's cash flows and general market conditions. There can be no assurance as to the timing or amount of such repurchases. Under the Credit Agreement, the Company is permitted to repurchase its common stock as long as no Event of Default or Potential Default shall have occurred and is continuing or shall occur as a result thereof. In addition, no repurchase of common stock is permitted under the Credit Agreement if such event would violate a consolidated leverage ratio.

Contractual Obligations

The Company has various contractual obligations and commitments to make future payments including those arising under its debt agreements, operating and capital lease obligations and discounted lease rental commitments.

The following table summarizes significant contractual obligations and commitments of the Company as of March 31, 2013. Except as set forth in the following table, the Company does not have any material long-term purchase obligations or other long-term liabilities that are reflected on its balance sheet as of March 31, 2013:

	Payments Due by Period [1]				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations	$ —	$ —	$ 187,610	$ —	$ 187,610
Interest expense on long-term debt	2,933	5,866	2,861	—	11,660
Capital lease obligations	104	32	6	—	142
Operating lease obligations	11,721	14,005	6,173	3,555	35,454
Total contractual obligations	$ 14,758	$ 19,903	$ 196,650	$ 3,555	$ 234,866

[1] Not included in the above table are potential cash obligations of $18,132 associated with an unfunded pension liability due to the high degree of uncertainty regarding the timing of future cash outflows associated with such obligation.

The estimated interest expense payments on long-term debt reflected in the table above are based on both the amount outstanding under the Company's credit facility and the weighted-average interest rate in effect as of March 31, 2013.

As of March 31, 2013, the Company had commercial commitments of $4,050, which are generally due within the next twelve-months.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, other than those disclosed above, that are material to investors.

Inflation

The overall effects of inflation on the Company have been nominal. Although long-term inflation rates are difficult to predict, the Company continues to strive to minimize the effect of inflation through improved productivity and cost reduction programs as well as price adjustments within the constraints of market competition.

Legal Proceedings

Please see the matters discussed in Part I, Item 3, "Legal Proceedings" of this Annual Report, which information is incorporated herein by reference.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions that affect the reported financial condition and results of operations. Such estimates and assumptions may differ from actual results. The Company bases its estimates and assumptions on the best available information and believes them to be reasonable for the circumstances. The Company's significant accounting policies are described in Note 2 of the Notes to the Consolidated Financial Statements. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

Allowance for doubtful accounts receivable

The Company records an allowance for doubtful accounts receivable as an offset to accounts receivable in order to present the net balance that the Company believes will be collected. This allowance is based on both recent trends in certain accounts receivable ("specific reserve") estimated to be a greater credit risk as well as general trends in the entire accounts receivable pool ("general reserve"). The Company computes a specific reserve by identifying specifically at-risk accounts receivable and applying historic reserve factors to the outstanding balance. The Company computes a general reserve by reviewing the accounts receivable aging and applying reserve factors based upon the age of the account receivable. If the estimate of uncollectible accounts receivable should prove inaccurate at some future date, the results of operations reported for the period could be materially affected by any necessary correction to the allowance for doubtful accounts.

Inventories

The Company's inventory is valued at the lower of cost or market value and has been reduced by an allowance for excess and obsolete inventories. The Company records an estimate for slow moving and obsolete inventory ("inventory reserve") based upon our product knowledge, physical inventory observation, future demand, market conditions and an aging analysis of the inventory on hand. For "convenience," we reduce inventory cost through a contra asset rather than through a new cost basis. If actual market conditions are less favorable than those projected by Management at some future date, the results of operations reported for the period could be materially affected by any necessary correction to the inventory reserve.

Deferred Income Taxes

The Company records deferred income tax assets and liabilities in its Consolidated Balance Sheets related to events that impact the Company's financial statements and tax returns in different periods. Deferred tax asset and liability balances are computed by identifying differences between the book basis and tax basis of assets and liabilities ("temporary differences") which are multiplied by the current tax rate. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. If the Company's estimate of the realizable deferred tax assets should prove inaccurate at some future date, the results of operations reported for the period could be materially affected by any necessary correction to the deferred tax asset allowance.

Goodwill

The Company conducts its annual goodwill impairment assessment during the third quarter of its fiscal year, using data as of the end of the second quarter of its fiscal year. Goodwill is tested using a two-step process. The first step of the goodwill impairment assessment, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill ("net book value"). If the fair value of a reporting unit exceeds its net book value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If net book value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment assessment, used to measure the amount of impairment loss, if any, compares the implied fair value of reporting unit goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

In the first step of the goodwill impairment assessment, the Company uses an income approach to derive a present value of the reporting unit's projected future annual cash flows and the present residual value of the reporting unit. The Company uses the income approach because it believes that the discounted future cash flows provide greater detail and opportunity to reflect facts, circumstances and economic conditions for each reporting unit. In addition, the Company believes that this valuation approach is a proven valuation technique and methodology for its industry and is widely accepted by investors. The Company uses a variety of underlying assumptions to estimate these future cash flows, which vary for each of the reporting units and include (i) future revenue growth rates, (ii) future operating profitability, (iii) the weighted-average cost of capital and (iv) a terminal growth rate. If the Company's estimates and assumptions used in the discounted future cash flows should change at some future date, the Company could incur an impairment charge which could have a material adverse effect on the results of operations reported for the period in which the impairment occurs.

In addition to estimating fair value of the Company's reporting units using the income approach, the Company also estimates fair value using a market-based approach which relies on values based on market multiples derived from comparable public companies. The Company uses the estimated fair value of the reporting units under the market approach to validate the estimated fair value of the reporting units under the income approach.

Fiscal 2013

The Company conducted its annual goodwill impairment assessment during the third quarter of Fiscal 2013 using data as of September 29, 2012. The first step of the goodwill impairment assessment, used to identify potential impairment, resulted in a surplus of fair value over carrying amount for each of our reporting units, thus the reporting units are considered not impaired and the second step of the impairment test is not necessary.

At March 31, 2013, the Company's stock market capitalization was below its net book value. However, each of the Company's reporting units continues to operate profitably and generate cash flow from operations, and the Company expects that each will continue to do so in Fiscal 2014 and beyond. The Company also believes that a reasonable potential buyer would offer a control premium for the business that would adequately cover any difference between the recent stock trading prices and the book value.

Future events that could result in an interim assessment of goodwill impairment and/or a potential impairment loss include, but are not limited to, (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of or use of the assets or the Company's overall business strategy, (iii) significant negative industry or economic trends, (iv) a further decline in market capitalization below book value and (v) a modification to the Company's operating segments.

In connection with a new management team and a renewed business strategy, the Company has realigned its organizational structure which will result in new operating segments for the purpose of making operational decisions and assessing financial performance which changes will be effective, on a prospective basis, beginning on April 1, 2013. This change in operating segments will affect the reporting units currently being used in the Company's annual goodwill impairment assessment. Although, at the present time, we do not expect a material charge as a result of the segment change, we provide no assurance that such a charge will not occur.

Fiscal 2012
Beginning in 1998 and continuing through the present time, the Company has pursued a strategy to expand its technical capabilities and geographic footprint to include Data Infrastructure and Voice Communications in North America and Data Infrastructure in Europe by acquiring over one hundred companies that resulted in recording goodwill on its balance sheet. The North America and Europe reporting units continue to operate profitably and generate positive cash flow from operations. However, the fair value as of October 1, 2011, derived from a discounted cash flow model, of the North America and Europe reporting units did not support the book value of goodwill recorded from those acquisitions. The primary factors contributing to the difference in fair value to book value were an increased weighted-average cost of capital for North America (primarily driven by an increase in the risk premium associated with the Company's industry segment relative to a control group) and lower profitability as a result of competitive market conditions for both North America and Europe.

As previously disclosed, as a result of its annual goodwill assessment conducted as of October 1, 2011, the Company, after consultation by Management with the Audit Committee (the "Audit Committee") of the Board, recorded a non-cash, pre-tax goodwill impairment charge of $317,797 during the third quarter of Fiscal 2012. The impairment charge did not impact the Company's business operations, compliance with debt covenants or future cash flows, or result in any cash expenditures.

In determining the impairment charge, the implied fair value of the reporting unit goodwill was compared to the carrying amount of the goodwill. The implied fair value of reporting unit goodwill was determined as the residual between the fair value of the reporting unit and the fair value of its assets (including any unrecognized intangible assets) and liabilities as of the annual goodwill assessment date.

Long-Lived Assets other than Goodwill
The Company reviews long-lived assets including property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairments of long-lived assets have been identified during any of the periods presented.

Loss Contingencies
The Company incurs contingencies as a normal part of its business operations, such as future warranty obligations and potential liabilities relating to legal or regulatory matters. The Company accrues for contingent obligations when a loss is probable and the amount can be reasonably estimated.

Revenue Recognition
Within the Company’s Technology Products service segment, revenues are recognized when title to products sold passes to the client, which generally occurs upon shipment from the Company’s location.

Within the Company’s Data Infrastructure and Voice Communications service segments, revenues are recognized from maintenance service contracts, MAC work and network integration services when the services are provided. Service contracts are generally pre-billed, recorded in Deferred revenue within the Company’s Consolidated Balance Sheets and are generally recognized over the service period on a straight-line basis. Revenues from the sale and installation of products and systems are recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized immediately in the financial statements. The Company has historically made reasonably accurate estimates of the extent of progress towards completion, contract revenues and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Impact of Recently Issued Accounting Pronouncements

There have been no accounting pronouncements adopted during Fiscal 2013, Fiscal 2012 or Fiscal 2011 that had a material impact on the Company's consolidated financial statements. There have been no new accounting pronouncements issued but not yet adopted that are expected to have a material impact on the Company's consolidated financial statements.

Cautionary Forward Looking Statements

When included in this Annual Report or in documents incorporated herein by reference, the words "should," "expects," "intends," "anticipates," "believes," "estimates," "approximates," "targets," "plans" and analogous expressions are intended to identify forward-looking statements. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. Although it is not possible to predict or identify all risk factors, such risks and uncertainties may include, among others, levels of business activity and operating expenses, expenses relating to corporate compliance requirements, cash flows, global economic and business conditions, successful integration of acquisitions, the timing and costs of restructuring programs, successful marketing of the Company's product and services offerings, successful implementation of the Company's M&A program including identifying appropriate targets, consummating transactions and successfully integrating the businesses, successful implementation of the Company's government contracting programs, competition, changes in foreign, political and economic conditions, fluctuating foreign currencies compared to the U.S. dollar, rapid changes in technologies, client preferences, the Company's arrangements with suppliers of voice equipment and technology, government budgetary constraints and various other matters, many of which are beyond the Company's control. Additional risk factors are included in this Annual Report. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and speak only as of the date of this Annual Report. The Company expressly disclaims any obligation or undertaking to release publicly any updates or any changes in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based and cautions you not to unduly rely on any such forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to market risks in the ordinary course of business that include interest-rate volatility and foreign currency exchange rates volatility. Market risk is measured as the potential negative impact on earnings, cash flows or fair values resulting from a hypothetical change in interest rates or foreign currency exchange rates over the next year. The Company does not hold or issue any financial derivative instruments (other than those specifically noted below) nor does it engage in speculative trading of financial derivatives.

Interest-rate Risk

The Company's primary interest-rate risk relates to its long-term debt obligations. As of March 31, 2013, the Company had total long-term obligations of $187,610 under the Credit Agreement. Of the outstanding debt, $125,000 was in variable rate debt that was effectively converted to a fixed rate through an interest-rate swap agreement (discussed in more detail below) and $62,610 was in variable rate obligations. As of March 31, 2013, an instantaneous 100 basis point increase in the interest rate of the variable rate debt would reduce the Company's net income (loss) in the subsequent fiscal year by $154 ($95 net of tax) assuming the Company employed no intervention strategies.

To mitigate the risk of interest-rate fluctuations associated with the Company's variable rate long-term debt, the Company has implemented an interest-rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest-rate volatility. The Company's goal is to manage interest-rate sensitivity by modifying the re-pricing characteristics of certain balance sheet liabilities so that the net-interest margin is not, on a material basis, adversely affected by the movements in interest rates.

On June 15, 2009, the Company entered into a three-year floating-to-fixed interest-rate swap, with an effective date of July 27, 2009, that was based on a three-month LIBOR rate versus a 2.28% fixed rate and had a notional value of $100,000 (which reduced to $50,000 on July 27, 2011 and terminated on July 27, 2012). On May 19, 2011, the Company entered into a one-year floating-to-fixed interest-rate swap, with an effective date of July 26, 2011, that was based on a three-month LIBOR rate versus a 0.58% fixed rate and had a notional value of $75,000 and terminated on July 26, 2012. On November 15, 2011, the Company entered into a three-year floating-to-fixed interest-rate swap, with an effective start date of July 26, 2012, that is based on a three-month LIBOR rate versus a 1.25% fixed rate and has a notional value of $125,000. The foregoing are sometimes referred to herein as the "Company's interest-rate swaps". Changes in the fair market value of the Company's interest-rate swaps are recorded as an asset or liability within the Company's Consolidated Balance Sheets and Interest expense (income) within the Company's Consolidated Statements of Operations.

Foreign Exchange Rate Risk

The Company has operations, clients and suppliers worldwide, thereby exposing the Company's financial results to foreign currency fluctuations. In an effort to reduce this risk of foreign currency fluctuations, the Company generally sells and purchases inventory based on prices denominated in U.S. dollars. Intercompany sales to subsidiaries are generally denominated in the subsidiaries' local currency. The Company has entered into and will continue to enter into, on a selective basis, foreign currency contracts to reduce the foreign currency exposure related to certain intercompany transactions, primarily trade receivables and loans. All of the foreign currency contracts have been designated and qualify as cash flow hedges. The effective portion of any changes in the fair value of the derivative instruments is recorded in Accumulated Other Comprehensive Income ("AOCI") until the hedged forecasted transaction occurs or the recognized currency transaction affects earnings. Once the forecasted transaction occurs or the recognized currency transaction affects earnings, the effective portion of any related gains or losses on the cash flow hedge is reclassified from AOCI to the Company's Consolidated Statements of Operations. In the event it becomes probable that the hedged forecasted transaction will not occur, the ineffective portion of any gain or loss on the related cash flow hedge would be reclassified from AOCI to the Company's Consolidated Statements of Operations.

As of March 31, 2013, the Company had open foreign currency contracts in Australian and Canadian dollars, Danish krone, Euros, Mexican pesos, Norwegian kroner, British pounds sterling, Swedish krona, Swiss francs and Japanese yen. The open contracts have contract rates ranging from 0.97 to 0.99 Australian dollar, 0.99 to 1.04 Canadian dollar, 5.54 to 6.02 Danish krone, 0.74 to 0.80 Euro, 12.88 to 12.99 Mexican peso, 5.60 to 6.07 Norwegian kroner, 0.62 to 0.66 British pound sterling, 6.35 to 6.76 Swedish krona, 0.93 to 0.95 Swiss franc and 92.98 to 94.83 Japanese yen, all per U.S. dollar. The total open contracts had a notional amount of $57,451 and will expire within eleven months.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Black Box Corporation
Lawrence, Pennsylvania

We have audited the accompanying consolidated balance sheets of Black Box Corporation as of March 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended March 31, 2013. In connection with our audits of the financial statements, we have also audited Schedule II - Valuation and Qualifying Accounts. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Black Box Corporation at March 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Black Box Corporation's internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 30, 2013, expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

Chicago, Illinois
May 30, 2013

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors and Stockholders
Black Box Corporation
Lawrence, Pennsylvania

We have audited Black Box Corporation's internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 9A, Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Black Box Corporation as of March 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2013 and our report dated May 30, 2013 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

Chicago, Illinois
May 30, 2013

BLACK BOX CORPORATION
CONSOLIDATED BALANCE SHEETS

In thousands, except par value	March 31, 2013	2012
Assets		
Cash and cash equivalents	$ 30,720	$ 22,444
Accounts receivable, net of allowance for doubtful accounts of $6,300 and $6,273	152,967	163,888
Inventories, net	55,469	56,956
Costs/estimated earnings in excess of billings on uncompleted contracts	101,458	87,634
Other assets	26,068	22,678
Total current assets	**366,682**	**353,600**
Property, plant and equipment, net	27,720	27,109
Goodwill, net	345,397	346,438
Intangibles, net	110,668	126,541
Other assets	27,534	34,335
Total assets	**$ 878,001**	**$ 888,023**
Liabilities		
Accounts payable	$ 66,236	$ 71,095
Accrued compensation and benefits	25,186	31,151
Deferred revenue	33,869	35,601
Billings in excess of costs/estimated earnings on uncompleted contracts	13,386	14,315
Income taxes	6,650	2,574
Other liabilities	37,126	32,697
Total current liabilities	**182,453**	**187,433**
Long-term debt	187,648	179,621
Other liabilities	25,653	26,585
Total liabilities	**395,754**	**393,639**
Stockholders' equity		
Preferred stock authorized 5,000, par value $1.00, none issued	—	—
Common stock authorized 100,000, par value $.001, 16,133 and 17,480 shares outstanding, 25,898 and 25,730 issued	26	26
Additional paid-in capital	486,075	478,726
Retained earnings	370,775	347,242
Accumulated other comprehensive income	1,457	7,262
Treasury stock, at cost 9,765 and 8,250 shares	(376,086)	(338,872)
Total stockholders' equity	**482,247**	**494,384**
Total liabilities and stockholders' equity	**$ 878,001**	**$ 888,023**

***See* Notes to the Consolidated Financial Statements**

BLACK BOX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share amounts	Year Ended March 31, 2013	2012	2011
Revenues			
Products	$ 181,704	$ 198,640	$ 188,998
On-Site services	816,082	888,888	879,231
Total	997,786	1,087,528	1,068,229
Cost of sales *			
Products	101,201	110,455	101,733
On-Site services	576,655	630,577	609,386
Total	677,856	741,032	711,119
Gross profit	**319,930**	**346,496**	**357,110**
Selling, general & administrative expenses	249,924	255,347	253,896
Goodwill impairment loss	—	317,797	—
Intangibles amortization	13,737	13,025	12,156
Operating income (loss)	**56,269**	**(239,673)**	**91,058**
Interest expense (income), net	6,090	5,148	5,430
Other expenses (income), net	3,716	1,245	348
Income (loss) before provision for income taxes	46,463	(246,066)	85,280
Provision for income taxes	17,657	1,668	32,418
Net income (loss)	**$ 28,806**	**$ (247,734)**	**$ 52,862**
Earnings (loss) per common share			
Basic	**$ 1.73**	**$ (13.98)**	**$ 2.99**
Diluted	**$ 1.73**	**$ (13.98)**	**$ 2.97**
Weighted-average common shares outstanding			
Basic	16,627	17,725	17,680
Diluted	16,689	17,725	17,795
Dividends per share	$ 0.32	$ 0.28	$ 0.24

* Exclusive of depreciation and intangibles amortization.

***See* Notes to the Consolidated Financial Statements**

BLACK BOX CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended March 31,		
In thousands	**2013**	**2012**	**2011**
Net income (loss)	**$ 28,806**	**$ (247,734)**	**$ 52,862**
Other comprehensive income (loss)			
Foreign currency translation adjustment	(4,237)	(6,868)	10,616
Pension			
Actuarial gain (loss), net of taxes of ($692), ($2,091) and ($516)	(1,823)	(5,503)	(1,360)
Amounts reclassified into results of operations, net of taxes of $104, $39 and $52	273	99	140
Derivative instruments			
Net change in fair value of cash flow hedges, net of taxes of ($142), ($54) and ($111)	(375)	(143)	(291)
Amounts reclassified into results of operations, net of taxes of $136, $59 and $170	357	154	447
Other comprehensive income (loss)	**$ (5,805)**	**$ (12,261)**	**$ 9,552**
Comprehensive income (loss)	**$ 23,001**	**$ (259,995)**	**$ 62,414**

***See* Notes to the Consolidated Financial Statements**

BLACK BOX CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Treasury Stock			Accumulated Other Comprehensive Income				
In thousands	Shares	$.001 par	Shares	$	Additional Paid-in Capital	Foreign Currency Translation Adjustment	Derivative Instruments	Defined Benefit Pension	Retained Earnings	Total
March 31, 2010	**25,174**	**$ 25**	**7,626**	**$ (323,095)**	**$ 451,778**	**$ 13,298**	**$ (320)**	**$ (3,007)**	**$ 551,315**	**$ 689,994**
Net income (loss)									52,862	52,862
Foreign currency translation adjustment						10,616				10,616
Pension, net of taxes										
Actuarial gain (loss)								(1,360)		(1,360)
Actuarial gain (loss) reclassified into results of operations								140		140
Derivative Instruments, net of taxes										
Net change in fair value of cash flow hedges							(291)			(291)
Amounts reclassified into results of operations							447			447
Stock compensation expense					10,270					10,270
Dividends declared									(4,254)	(4,254)
Issuance of common stock	387	1			9,239					9,240
Repurchases of common stock			17	(485)						(485)
Tax impact from equity awards					(920)					(920)
March 31, 2011	**25,561**	**$ 26**	**7,643**	**$ (323,580)**	**$ 470,367**	**$ 23,914**	**$ (164)**	**$ (4,227)**	**$ 599,923**	**$ 766,259**
Net income (loss)									(247,734)	(247,734)
Foreign currency translation adjustment						(6,868)				(6,868)
Pension, net of taxes										
Actuarial gain (loss)								(5,503)		(5,503)
Actuarial gain (loss) reclassified into results of operations								99		99
Derivative Instruments, net of taxes										
Net change in fair value of cash flow hedges							(143)			(143)
Amounts reclassified into results of operations							154			154
Stock compensation expense					9,296					9,296
Dividends declared									(4,947)	(4,947)
Issuance of common stock	169	—			—					—
Repurchases of common stock			607	(15,292)						(15,292)
Tax impact from equity awards					(937)					(937)
March 31, 2012	**25,730**	**$ 26**	**8,250**	**$ (338,872)**	**$ 478,726**	**$ 17,046**	**$ (153)**	**$ (9,631)**	**$ 347,242**	**$ 494,384**
Net income (loss)									28,806	28,806
Foreign currency translation adjustment						(4,237)				(4,237)
Pension, net of taxes										
Actuarial gain (loss)								(1,823)		(1,823)
Actuarial gain (loss) reclassified into results of operations								273		273
Derivative Instruments, net of taxes										
Net change in fair value of cash flow hedges							(375)			(375)
Amounts reclassified into results of operations							357			357
Stock compensation expense					7,712					7,712
Dividends declared									(5,273)	(5,273)
Issuance of common stock	168	—			—					—
Repurchases of common stock			1,515	(37,214)						(37,214)
Tax impact from equity awards					(363)					(363)
March 31, 2013	**25,898**	**$ 26**	**9,765**	**$ (376,086)**	**$ 486,075**	**$ 12,809**	**$ (171)**	**$ (11,181)**	**$ 370,775**	**$ 482,247**

***See* Notes to the Consolidated Financial Statements**

BLACK BOX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	Year Ended March 31, 2013	2012	2011
Operating Activities			
Net income (loss)	**$ 28,806**	**$ (247,734)**	**$ 52,862**
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities			
Intangibles amortization and depreciation	19,123	18,459	18,222
Loss (gain) on sale of property	(105)	(253)	(71)
Deferred taxes	4,144	(18,398)	8,456
Stock compensation expense	7,712	9,296	10,270
Change in fair value of interest-rate swaps	606	(530)	(2,968)
Goodwill impairment loss	—	317,797	—
Joint venture investment loss	2,670	—	—
Changes in operating assets and liabilities (net of acquisitions)			—
Accounts receivable, net	10,047	135	(10,393)
Inventories, net	1,231	(3,540)	459
Costs/estimated earnings in excess of billings on uncompleted contracts	(13,928)	19,133	(17,537)
All other assets	(3,217)	(2,822)	(1,468)
Billings in excess of costs/estimated earnings on uncompleted contracts	(908)	(6,603)	2,146
All other liabilities	(9,480)	(19,119)	(5,113)
Net cash provided by (used for) operating activities	**$ 46,701**	**$ 65,821**	**$ 54,865**
Investing Activities			
Capital expenditures	$ (6,323)	$ (7,633)	$ (5,149)
Capital disposals	389	280	119
Acquisition of businesses (payments)/recoveries	17	(39,770)	(12,811)
Prior merger-related (payments)/recoveries	(2,388)	(1,295)	(1,829)
Net cash provided by (used for) investing activities	**$ (8,305)**	**$ (48,418)**	**$ (19,670)**
Financing Activities			
Proceeds (repayments) from long-term debt	$ 7,735	$ (1,911)	$ (30,284)
Proceeds (repayments) from short-term debt	4,005	—	—
Deferred financing costs	(20)	(1,743)	(700)
Purchase of treasury stock	(37,214)	(15,292)	(485)
Proceeds from the exercise of stock options	—	—	9,239
Payment of dividends	(5,206)	(4,798)	(4,232)
Increase (decrease) in cash overdrafts	1,237	—	—
Net cash provided by (used for) financing activities	**$ (29,463)**	**$ (23,744)**	**$ (26,462)**
Foreign currency exchange impact on cash	$ (657)	$ (2,427)	$ 1,594
Increase/(decrease) in cash and cash equivalents	**$ 8,276**	**$ (8,768)**	**$ 10,327**
Cash and cash equivalents at beginning of period	$ 22,444	$ 31,212	$ 20,885
Cash and cash equivalents at end of period	$ 30,720	$ 22,444	$ 31,212
Supplemental cash flow			
Cash paid for interest	$ 5,092	$ 6,557	$ 8,557
Cash paid for income taxes	10,097	29,437	21,513
Non-cash financing activities			
Dividends payable	1,291	1,223	1,075
Capital leases	33	36	143

See **Notes to the Consolidated Financial Statements**

BLACK BOX CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Business and Basis of Presentation

Business
Black Box Corporation ("Black Box," "we," the "Company" or "our") is a leading communications system integrator dedicated to designing, sourcing, implementing and maintaining today's complex communications solutions. The Company's primary service offering is voice communications solutions ("Voice Communications"); the Company also offers premise cabling and other data-related services solutions ("Data Infrastructure") and technology product solutions ("Technology Products"). Voice Communications and Data Infrastructure may collectively be referred to as "On-Site services." As of March 31, 2013, the Company had more than 3,000 professional technical experts in approximately 200 offices serving more than 175,000 clients in approximately 150 countries throughout the world. Founded in 1976, Black Box, a Delaware corporation, operates subsidiaries on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

Basis of Presentation
References herein to "Fiscal Year" or "Fiscal" mean the Company's fiscal year ended March 31 for the year referenced. All references to dollar amounts herein are presented in thousands, except per share amounts, unless otherwise noted.

The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain items in the consolidated financial statements of prior years have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management ("Management") to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include project progress towards completion to estimated budget, allowances for doubtful accounts receivable, sales returns, net realizable value of inventories, loss contingencies, warranty reserves, intangible assets and goodwill. Actual results could differ from those estimates. Management believes the estimates made are reasonable.

Note 2: Significant Accounting Policies

Cash and cash equivalents
The Company considers all highly liquid investments purchased with an original maturity of three-months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Allowance for doubtful accounts receivable
An allowance for doubtful accounts is recorded as an offset to accounts receivable in order to present the net balance that the Company believes will be collected. This allowance is based on both recent trends in certain accounts receivable ("specific reserve") estimated to be a greater credit risk as well as general trends in the entire accounts receivable pool ("general reserve"). The Company computes a specific reserve by identifying specifically at-risk accounts receivable and applying historic reserve factors to the outstanding balance. The Company computes a general reserve by reviewing the accounts receivable aging and applying reserve factors based upon the age of the account receivable. Additions to the allowance for doubtful accounts are charged to Selling, general & administrative expense within the Company's Consolidated Statements of Operations, and deductions from the allowance are recorded when specific accounts receivable are written off as uncollectible. The provision for doubtful accounts expense was $3,556, $3,006 and $2,674 for Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.

Inventories
Inventories are valued at the lower of cost or market. The Company uses the first-in, first-out average cost method to value the majority of its inventory. However, several locations within the Company use other valuation methods, including first-in, first-out ("FIFO"). The Company records an estimate for slow moving and obsolete inventory ("inventory reserve") based upon our product knowledge, physical inventory observation, future demand, market conditions and an aging analysis of the inventory on hand. For "convenience," we reduce inventory cost through a contra asset rather than through a new cost basis. Upon a subsequent sale or disposal of the impaired inventory, the corresponding reserve is relieved to ensure the cost basis of the inventory reflects any reductions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Maintenance, repairs and minor renewals are charged to operations as incurred. Major renewals and betterments, which substantially extend the useful life of the property, are capitalized at cost. Upon sale or other disposition of assets, the costs and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in the Consolidated Statements of Operations.

Depreciation is computed using the straight-line method based on the estimated useful lives of 30 to 40 years for buildings and improvements and 3 to 5 years for equipment and computer hardware and software. Leasehold improvements are depreciated over their lease terms, or useful lives, if shorter. The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairment of property, plant and equipment has been identified during any of the periods presented.

Goodwill

Goodwill is the excess of purchase price over the value of net assets acquired in acquisitions. The Company conducts its annual goodwill impairment assessment during the third quarter of its fiscal year, using data as of the end of the second quarter of its fiscal year. Goodwill is tested using a two-step process. The first step of the goodwill impairment assessment, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill ("net book value"). If the fair value of a reporting unit exceeds its net book value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If net book value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment assessment, used to measure the amount of impairment loss, if any, compares the implied fair value of reporting unit goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

In the first step of the goodwill impairment assessment, the Company uses an income approach to derive a present value of the reporting unit's projected future annual cash flows and the present residual value of the reporting unit. The Company uses the income approach because it believes that the discounted future cash flows provide greater detail and opportunity to reflect facts, circumstances and economic conditions for each reporting unit. In addition, the Company believes that this valuation approach is a proven valuation technique and methodology for its industry and is widely accepted by investors. The Company uses a variety of underlying assumptions to estimate these future cash flows, which vary for each of the reporting units and include (i) future revenue growth rates, (ii) future operating profitability, (iii) the weighted-average cost of capital and (iv) a terminal growth rate. If the Company's estimates and assumptions used in the discounted future cash flows should change at some future date, the Company could incur an impairment charge which could have a material adverse effect on the results of operations reported for the period in which the impairment occurs.

In addition to estimating fair value of the Company's reporting units using the income approach, the Company also estimates fair value using a market-based approach which relies on values based on market multiples derived from comparable public companies. The Company uses the estimated fair value of the reporting units under the market approach to validate the estimated fair value of the reporting units under the income approach. *See* Note 5 for additional reference.

Intangible Assets

Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years for non-compete agreements, one year for backlog and 4 to 20 years for customer relationships. Indefinite-lived intangible assets not subject to amortization consist solely of the Company's trademark portfolio and are reviewed for impairment annually. The Company reviews definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairments of intangible assets have been identified during any of the periods presented.

Derivative Instruments and Hedging Activities

Foreign Currency Contracts

The Company has operations, clients and suppliers worldwide, thereby exposing the Company's financial results to foreign currency fluctuations. In an effort to reduce this risk of foreign currency fluctuations, the Company generally sells and purchases inventory based on prices denominated in U.S. dollars. Intercompany sales to subsidiaries are generally denominated in the subsidiaries' local currency. The Company has entered and will continue in the future, on a selective basis, to enter into foreign currency contracts to reduce the foreign currency exposure related to certain intercompany transactions, primarily trade receivables and loans. All of the foreign currency contracts are recognized on the consolidated balance sheet at fair value and have been designated and qualify as cash flow hedges. The effective portion of any changes in the fair value of the derivative instruments is recorded in Accumulated other comprehensive income ("AOCI") until the hedged forecasted transaction occurs or the recognized currency transaction affects earnings. Once the forecasted transaction occurs or the recognized currency transaction affects earnings, the effective portion of any related gains or losses on the cash flow hedge is reclassified from AOCI to the Company's Consolidated Statements of Operations. In the event it becomes probable that the hedged forecasted transaction will not occur, the ineffective portion of any gain or loss on the related cash flow hedge would be reclassified from AOCI to the Company's Consolidated Statements of Operations.

Interest-rate Swap

To mitigate the risk of interest rate fluctuations associated with the Company's variable rate long-term debt, the Company has implemented an interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest rate volatility. The Company's goal is to manage interest rate sensitivity by modifying the re-pricing characteristics of certain balance sheet liabilities so that the net-interest margin is not, on a material basis, adversely affected by the movements in interest rates. The interest-rate swaps (defined below) are recognized on the consolidated balance sheets at fair value. They do not meet the requirements for hedge accounting and are marked to market through Interest expense (income) within the Company's Consolidated Statements of Operations.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries, except those subsidiaries in Brazil and Mexico, are recorded in the local currency, which is the functional currency. Foreign currency assets and liabilities are translated into U.S. dollars at the rate of exchange existing at the year-end date. Revenues and expenses are translated at the average monthly exchange rates. Adjustments resulting from these translations are recorded in AOCI within the Company's Consolidated Balance Sheets and will be included in the Company's Consolidated Statements of Operations upon sale or liquidation of the foreign investment. Gains and losses from foreign currency transactions, denominated in a currency other than the functional currency, are insignificant to the Consolidated Statement of Operations and are recorded in Other expenses (income) within the Company's Consolidated Statements of Operations. The U.S. dollar is the functional currency for those subsidiaries located in Brazil and Mexico.

Revenue

Within the Company's Technology Products service type, revenues are recognized when title to products sold passes to the client, which generally occurs upon shipment from the Company's location.

Within the Company's Data Infrastructure and Voice Communications segments, revenues are recognized from maintenance service contracts, moves, adds and changes and network integration services when the services are provided. Service contracts are generally pre-billed, recorded in Deferred revenue within the Company's Consolidated Balance Sheets and are generally recognized over the service period on a straight-line basis. Revenues from the sale and installation of products and systems are recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized immediately in the financial statements. The Company has historically made reasonably accurate estimates of the extent of progress towards completion, contract revenues and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Sales returns - At the time of sale, an estimate for sales returns is recorded based on historical experience.

Warranties - Estimated future warranty costs related to certain products are charged to operations in the period the related revenue is recognized based on historical experience.

Shipping and handling fees and costs - All fees billed to clients for shipping and handling are classified as a component of Revenues. All costs associated with shipping and handling are classified as a component of Cost of sales.

Sales tax and other tax presentation - Sales taxes and other taxes are collected from clients on behalf of governmental authorities at the time of sale. These taxes are accounted for on a net basis and are not included in Revenues or Cost of sales.

Stock-Based Compensation

Stock options: The Company records expense for those stock awards, vesting during the period, for which the requisite service period is expected to be rendered. The Company uses historical data in order to project the future employee turnover rates used to estimate the number of stock options for which the requisite service period will not be rendered. The fair value of stock options is determined on the grant date using a Black-Scholes option pricing model which includes several subjective assumptions. The Company recognizes the fair value of these awards into expense ratably over the requisite service periods associated with the award. The assumptions are summarized as follows:

> *Expected volatility:* The Company estimates the volatility of its common stock, par value $.001 per share (the "common stock"), at the date of grant based on the historical volatility of its common stock.
>
> *Dividend yield:* The Company estimates the dividend yield assumption based on the Company's historical and projected dividend payouts.
>
> *Risk-free interest rate:* The Company derives its risk-free interest rate on the observed interest rates appropriate for the term of the Company's employee stock options.
>
> *Expected holding period:* The Company estimates the expected holding period based on historical experience.

Restricted stock units: The Company records expense for those stock awards, vesting during the period, for which the requisite service period is expected to be rendered. The Company uses historical data in order to project the future employee turnover rates used to estimate the number of restricted stock units for which the requisite service period will not be rendered. The fair value of restricted stock units is determined based on the number of restricted stock units granted and the closing market price of the common stock on the date of grant. The Company recognizes the fair value of awards into expense ratably over the requisite service periods associated with the award.

Performance share awards: The Company records expense for those stock awards, vesting during the period, for which the requisite service period is expected to be rendered. The Company uses historical data in order to project the future employee turnover rates used to estimate the number of performance shares for which the requisite service period will not be rendered. The fair value of performance share awards subject to a cumulative Adjusted EBITDA target (as defined in the performance share award agreement) is determined based on the number of performance shares granted and the closing market price of the common stock on the date of grant. The Company recognizes the fair value of awards into expense ratably over the requisite service periods associated with the award. The probability of vesting of the award and the applicable number of shares of common stock to be issued are reassessed at each period end. The fair value of performance share awards subject to the Company's total shareholder return ranking relative to the total shareholder return of the common stock (or its equivalent) of the companies in a peer group (the "Company's Relative TSR Ranking") is determined on the grant date using a Monte-Carlo simulation valuation method which includes several subjective assumptions. The Company recognizes the fair value of these awards into expense ratably over the requisite service periods associated with the award. The assumptions are summarized as follows:

> *Expected volatility.* The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of its common stock.
>
> *Risk-Free rate.* The Company derives its risk-free interest rate on the observed interest rates with an equivalent remaining term equal to the expected life of the award.
>
> *Dividend yield.* The Company estimates the dividend yield assumption based on the Company's historical and projected dividend payouts.

Marketing and Advertising Expenses

Catalogs and other direct marketing pieces are capitalized and amortized over their expected period of future benefit ranging from one to two-years, which is recorded in Prepaid and other assets within the Company's Consolidated Balance Sheets. All other advertising costs are expensed as incurred.

Advertising expense was $4,636, $5,224 and $5,621 for Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively, and is recorded in Selling, general & administrative expenses within the Company's Consolidated Statements of Operations.

Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

The Company requires that the realization of an uncertain income tax position must be "more likely than not" (*i.e.*, greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. The benefit to be recorded in the financial statements is the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The Company includes interest and penalties related to uncertain tax positions within the Provision (benefit) for income taxes within the Company's Consolidated Statements of Operations.

Per share information

Basic earnings (loss) per common share ("basic EPS") is computed by dividing Net income (loss) by the weighted-average number of shares of the common stock outstanding during the period. Diluted earnings (loss) per share of the common stock ("diluted EPS") is computed similarly to that of basic EPS, except that the weighted-average number of shares of the common stock outstanding during the period is adjusted to include the number of additional shares of the common stock that would have been outstanding if the potential number of dilutive shares of the common stock had been issued.

Fair Value

The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy that ranks the quality and reliability of the information used to determine fair value. The levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (*e.g.*, interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are both significant to the fair value measurement and unobservable.

Assets and liabilities measured at fair value are based on one or more of the valuation techniques. The valuation techniques are described below.

Market approach: The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Cost approach: The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (current replacement cost).

Income approach: The income approach uses valuation techniques to convert future amounts to a single present amount.

The fair value of foreign currency contracts is determined using the market approach and primarily based on observable foreign exchange forward rates. The fair value of the interest-rate swaps (as defined below) is determined using the income approach and is predominately based on observable interest rates and yield curves. The fair value of certain of the Company's financial instruments, including Accounts receivable and Accounts payable, approximates the carrying value due to the relatively short maturity of such instruments. The fair value of the Company's Long-term debt approximates carrying value because the interest rate is subject to change with market interest rates. There have been no changes in the Company's valuation techniques used to measure fair values during Fiscal 2013. *See* Note 9 for further reference.

Recently Issued Accounting Standards

There have been no accounting pronouncements adopted during Fiscal 2013, Fiscal 2012 or Fiscal 2011 that had a material impact on the Company's consolidated financial statements. There have been no new accounting pronouncements issued but not yet adopted that are expected to have a material impact on the Company's consolidated financial statements.

Note 3: Inventories

The Company's Inventories consist of the following:

	March 31,	
	2013	2012
Raw materials	$ 1,231	$ 1,260
Finished goods	72,278	74,596
Inventory, gross	**73,509**	**75,856**
Excess and obsolete inventory reserves	(18,040)	(18,900)
Inventories, net	**$ 55,469**	**$ 56,956**

Note 4: Property, Plant and Equipment

The Company's Property, plant and equipment consist of the following:

	March 31,	
	2013	2012
Land	$ 2,396	$ 2,396
Building and improvements	30,823	31,011
Equipment and computer hardware and software	67,651	66,052
Property, plant and equipment, gross	**100,870**	**99,459**
Accumulated depreciation	(73,150)	(72,350)
Property, plant and equipment, net	**$ 27,720**	**$ 27,109**

Depreciation expense was $5,386, $5,434 and $6,066 for Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.

Note 5: Goodwill

The following table summarizes Goodwill at the Company's reportable segments:

	North America	Europe	All Other	Total
Goodwill (gross) at March 31, 2011	**$ 574,964**	**$ 72,752**	**$ 2,308**	**$ 650,024**
Accumulated impairment losses at March 31, 2011	—	—	—	—
Goodwill (net) at March 31, 2011	**$ 574,964**	**$ 72,752**	**$ 2,308**	**$ 650,024**
Foreign currency translation adjustment	(10)	(3,369)	(64)	(3,443)
Current period acquisitions (*see* Note 11)	14,084	—	—	14,084
Prior period acquisitions (*see* Note 11)	3,570	—	—	3,570
Goodwill impairment loss	(277,364)	(40,433)	—	(317,797)
Goodwill (gross) at March 31, 2012	**$ 592,608**	**$ 69,383**	**$ 2,244**	**$ 664,235**
Accumulated impairment losses at March 31, 2012	(277,364)	(40,433)	—	(317,797)
Goodwill (net) at March 31, 2012	**$ 315,244**	**$ 28,950**	**$ 2,244**	**$ 346,438**
Foreign currency translation adjustment	9	(1,098)	45	(1,044)
Current period acquisitions (*see* Note 11)	—	—	3	3
Prior period acquisitions (*see* Note 11)	—	—	—	—
Goodwill (gross) at March 31, 2013	**$ 592,617**	**$ 68,285**	**$ 2,292**	**$ 663,194**
Accumulated impairment losses at March 31, 2013	(277,364)	(40,433)	—	(317,797)
Goodwill (net) at March 31, 2013	**$ 315,253**	**$ 27,852**	**$ 2,292**	**$ 345,397**

Fiscal 2013

The Company conducted its annual goodwill impairment assessment during the third quarter of Fiscal 2013 using data as of September 29, 2012. The first step of the goodwill impairment assessment, used to identify potential impairment, resulted in a surplus of fair value over carrying amount for each of our reporting units, thus the reporting units are considered not impaired and the second step of the impairment test is not necessary.

At March 31, 2013, the Company's stock market capitalization was below its net book value. However, each of the Company's reporting units continues to operate profitably and generate cash flow from operations, and the Company expects that each will continue to do so in Fiscal 2014 and beyond. The Company also believes that a reasonable potential buyer would offer a control premium for the business that would adequately cover any difference between the recent stock trading prices and the book value.

Future events that could result in an interim assessment of goodwill impairment and/or a potential impairment loss include, but are not limited to, (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of or use of the assets or the Company's overall business strategy, (iii) significant negative industry or economic trends, (iv) a further decline in market capitalization below book value and (v) a modification to the Company's operating segments.

In connection with a new management team and a renewed business strategy, the Company has realigned its organizational structure which will result in new operating segments for the purpose of making operational decisions and assessing financial performance which changes will be effective, on a prospective basis, beginning on April 1, 2013. This change in operating segments will affect the reporting units currently being used in the Company's annual goodwill impairment assessment. Although, at the present time, we do not expect a material charge as a result of the segment change, we provide no assurance that such a charge will not occur.

Fiscal 2012

Beginning in 1998 and continuing through the present time, the Company has pursued a strategy to expand its technical capabilities and geographic footprint to include Data Infrastructure and Voice Communications in North America and Data Infrastructure in Europe by acquiring over one hundred companies that resulted in recording goodwill on its balance sheet. The North America and Europe reporting units continue to operate profitably and generate positive cash flow from operations. However, the fair value as of October 1, 2011, derived from a discounted cash flow model, of the North America and Europe reporting units did not support the book value of goodwill recorded from those acquisitions. The primary factors contributing to the difference in fair value to book value were an increased weighted-average cost of capital for North America (primarily driven by an increase in the risk premium associated with the Company's industry segment relative to a control group) and lower profitability as a result of competitive market conditions for both North America and Europe.

As previously disclosed, as a result of its annual goodwill assessment conducted as of October 1, 2011, the Company, after consultation by Management with the Audit Committee (the "Audit Committee") of the Company's Board of Directors (the "Board"), recorded a non-cash, pre-tax goodwill impairment charge of $317,797 during the third quarter of Fiscal 2012. The impairment charge did not impact the Company's business operations, compliance with debt covenants or future cash flows, or result in any cash expenditures.

In determining the impairment charge, the implied fair value of the reporting unit goodwill was compared to the carrying amount of the goodwill. The implied fair value of reporting unit goodwill was determined as the residual between the fair value of the reporting unit and the fair value of its assets (including any unrecognized intangible assets) and liabilities as of the annual goodwill assessment date.

Note 6: Intangible Assets

The following table summarizes the gross carrying amount, accumulated amortization and net carrying amount by intangible asset class:

	March 31,					
	2013			2012		
	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount
Definite-lived						
Non-compete agreements	$ 12,189	$ 10,906	$ 1,283	$ 12,228	$ 10,194	$ 2,034
Customer relationships	137,267	58,092	79,175	140,669	47,226	93,443
Acquired backlog	20,838	18,367	2,471	20,838	17,513	3,325
Total	**$ 170,294**	**$ 87,365**	**$ 82,929**	**$ 173,735**	**$ 74,933**	**$ 98,802**
Indefinite-lived						
Trademarks	35,992	8,253	27,739	35,992	8,253	27,739
Total	**$ 206,286**	**$ 95,618**	**$ 110,668**	**$ 209,727**	**$ 83,186**	**$ 126,541**

The Company's indefinite-lived intangible assets consist solely of the Company's trademark portfolio. The Company's definite-lived intangible assets are comprised of employee non-compete agreements, customer relationships and backlog obtained through business acquisitions.

The following table summarizes the changes to the net carrying amounts by Intangible asset class:

	Trademarks	Non-Competes and Backlog	Customer Relationships	Total
March 31, 2011	$ 27,739	$ 1,328	$ 91,066	$ 120,133
Intangibles amortization	—	(1,100)	(11,925)	(13,025)
Foreign currency translation adjustment	—	5	—	5
Current period acquisitions (*see* Note 11)	—	5,126	14,302	19,428
March 31, 2012	**$ 27,739**	**$ 5,359**	**$ 93,443**	**$ 126,541**
Intangibles amortization	—	(1,609)	(12,128)	(13,737)
Foreign currency translation adjustment	—	4	—	4
Other [1]	—	—	(2,140)	(2,140)
March 31, 2013	**$ 27,739**	**$ 3,754**	**$ 79,175**	**$ 110,668**

[1] Primarily represents the write-off of the net book value of intangible assets due to the probable divestiture of our non-controlling interest in Genesis Networks Integration Services, LLC, a joint venture company which was formed in conjunction with Genesis Networks Enterprises, LLC.

Intangibles amortization was $13,737, $13,025 and $12,156 for Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.

The following table details the estimated intangibles amortization expense for the next five years.

Fiscal	
2014	$ 12,025
2015	10,542
2016	10,337
2017	9,425
2018	8,097
Thereafter	32,503
Total	**$ 82,929**

Note 7: Indebtedness

Short-Term Debt

The Company finances certain vendor-specific inventory under an unsecured revolving arrangement through a third party which provides extended payment terms beyond those offered by the vendor at no incremental cost to the Company. The outstanding balance for this unsecured revolving arrangement was $4,006 as of March 31, 2013 and is recorded as a current liability in Other liabilities within the Company's Consolidated Balance Sheets.

Long-Term Debt

The Company's long-term debt consists of the following:

	March 31,	
	2013	**2012**
Revolving credit agreement	$ 187,610	$ 179,470
Other	142	514
Total debt	**$ 187,752**	**$ 179,984**
Less: current portion (included in Other liabilities)	(104)	(363)
Long-term debt	**$ 187,648**	**$ 179,621**

On March 23, 2012, the Company entered into a Credit Agreement (the "Credit Agreement") with Citizens Bank of Pennsylvania, as administrative agent, and certain other lender parties. The Credit Agreement expires on March 23, 2017. Borrowings under the Credit Agreement are permitted up to a maximum amount of $400,000, which includes up to $25,000 of swing-line loans and $25,000 of letters of credit. The Credit Agreement may be increased by the Company up to an additional $100,000 with the approval of the lenders and may be unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the Credit Agreement accrues, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted-average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day, in each case plus 0% to 0.75% (determined by a leverage ratio based on the Company's consolidated Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")) or (b) a rate per annum equal to the LIBOR rate plus 0.875% to 1.750% (determined by a leverage ratio based on the Company's consolidated EBITDA). The Credit Agreement requires the Company to maintain compliance with certain non-financial and financial covenants such as leverage and fixed-charge coverage ratios. As of March 31, 2013, the Company was in compliance with all covenants under the Credit Agreement.

The maximum amount of debt outstanding under the Credit Agreement, the weighted-average balance outstanding under the Credit Agreement and the weighted-average interest rate on all outstanding debt for Fiscal 2013 was $220,470, $203,072 and 1.5%, respectively, compared to $216,180, $194,055 and 1.1%, respectively, for Fiscal 2012, and $237,255, $213,124 and 1.2%, respectively, for Fiscal 2011.

As of March 31, 2013, the Company had $4,050 outstanding in letters of credit and $208,340 in unused commitments under the Credit Agreement.

At March 31, 2013, scheduled maturities or required payments of long-term debt for each of the five succeeding fiscal years were as follows:

Fiscal	
2014	$ 104
2015	24
2016	8
2017	187,613
2018	3
Total	**$ 187,752**

Note 8: Derivative Instruments and Hedging Activities

The Company is exposed to certain market risks, including the effect of changes in foreign currency exchange rates and interest rates. The Company uses derivative instruments to manage financial exposures that occur in the normal course of business. It does not hold or issue derivatives for speculative trading purposes. The Company is exposed to non-performance risk from the counterparties in its derivative instruments. This risk would be limited to any unrealized gains on current positions. To help mitigate this risk, the Company transacts only with counterparties that are rated as investment grade or higher and all counterparties are monitored on a continuous basis. The fair value of the Company's derivatives reflects this credit risk.

Foreign currency contracts

The Company enters into foreign currency contracts to hedge exposure to variability in expected fluctuations in foreign currencies. As of March 31, 2013, the Company had open contracts in Australian and Canadian dollars, Danish krone, Euros, Mexican pesos, New Zealand dollars, Norwegian kroner, British pounds sterling, Swedish krona, Swiss francs and Japanese yen which have been designated as cash flow hedges. These contracts had a notional amount of $57,451 and will expire within eleven months. There was no hedge ineffectiveness during Fiscal 2013, Fiscal 2012 or Fiscal 2011. *See* Note 2 for additional information.

Interest-rate Swaps

On June 15, 2009, the Company entered into a three-year floating-to-fixed interest-rate swap, with an effective date of July 27, 2009, that was based on a three-month LIBOR rate versus a 2.28% fixed rate and had a notional value of $100,000 (which reduced to $50,000 on July 27, 2011 and terminated on July 27, 2012). On May 19, 2011, the Company entered into a one-year floating-to-fixed interest-rate swap, with an effective date of July 26, 2011, that was based on a three-month LIBOR rate versus a 0.58% fixed rate and had a notional value of $75,000 and terminated on July 26, 2012. On November 15, 2011, the Company entered into a three-year floating-to-fixed interest-rate swap, with an effective start date of July 26, 2012, that is based on a three-month LIBOR rate versus a 1.25% fixed rate and has a notional value of $125,000. Each interest-rate swap discussed above does not qualify for hedge accounting and all such interest-rate swaps are collectively hereinafter referred to as the "interest-rate swaps." *See* Note 2 for additional information.

The following tables summarize the carrying amounts of derivative assets/liabilities and the impact on the Company's Consolidated Statements of Operations:

		Asset Derivatives		Liability Derivatives	
		March 31,		March 31,	
	Classification	2013	2012	2013	2012
Derivatives designated as hedging instruments					
Foreign currency contracts	Other liabilities (current)			$ 615	$ 1,272
Foreign currency contracts	Other assets (current)	$ 409	$ 323		
Derivatives not designated as hedging instruments					
Interest-rate swaps	Other liabilities (non-current)			2,379	1,773

	Classification	Fiscal 2013	Fiscal 2012	Fiscal 2011
Derivatives designated as hedging instruments				
Gain (loss) recognized in other comprehensive income (effective portion), net of taxes	Other comprehensive income	$ (375)	$ 143	$ (291)
Amounts reclassified from AOCI into results of operations (effective portion), net of taxes	Selling, general & administrative expenses	357	154	447
Derivatives not designated as hedging instruments				
Gain (loss) recognized in results of operations	Interest expense (income), net	(606)	530	2,968

Note 9: Fair Value Disclosures

Recurring fair value measurements
The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of March 31, 2013, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

	Assets at Fair Value as of March 31, 2013			
	Level 1	Level 2	Level 3	Total
Foreign currency contracts	$ —	$ 409	$ —	$ 409

	Liabilities at Fair Value as of March 31, 2013			
	Level 1	Level 2	Level 3	Total
Foreign currency contracts	$ —	$ 615	$ —	$ 615
Interest-rate swap	—	2,379	—	2,379
Total	**$ —**	**$ 2,994**	**$ —**	**$ 2,994**

Non-recurring fair value measurements
The Company's assets and liabilities that are measured at fair value on a non-recurring basis include non-financial assets and liabilities initially measured at fair value in a business combination and Goodwill. As disclosed in Note 11, the Company completed acquisitions during Fiscal 2012 and Fiscal 2011 which included operating assets, liabilities and certain intangible assets. The Company utilized level 3 inputs to measure the fair value of these items. As disclosed in Note 5, the Company reduced the book value of Goodwill to fair value. The Company utilized level 3 inputs to measure the fair value of Goodwill.

Note 10: Stockholder's Equity

Dividends
The following table presents information about the Company's dividend program:

Period	Record Date	Payment Date	Rate	Aggregate Value
4Q13	March 29, 2013	April 12, 2013	$ 0.08	$ 1,291
3Q13	December 28, 2012	January 11, 2013	$ 0.08	$ 1,304
2Q13	September 28, 2012	October 12, 2012	$ 0.08	$ 1,323
1Q13	June 29, 2012	July 13, 2012	$ 0.08	$ 1,355
4Q12	March 30, 2012	April 13, 2012	$ 0.07	$ 1,223
3Q12	December 30, 2011	January 12, 2012	$ 0.07	$ 1,223
2Q12	September 30, 2011	October 13, 2011	$ 0.07	$ 1,238
1Q12	July 1, 2011	July 14, 2011	$ 0.07	$ 1,263

On May 9, 2013, the Company announced that, for the third consecutive year, it had increased its dividend by $.01 per share. While the Company expects to continue to declare quarterly dividends, the payment of future dividends is at the discretion of the Company's Board and the timing and amount of any future dividends will depend upon earnings, cash requirements and the financial condition of the Company. Under the Credit Agreement, the Company is permitted to make any distribution or dividend as long as no Event of Default or Potential Default shall have occurred and is continuing or shall occur as a result thereof. In addition, no distribution or dividend is permitted under the Credit Agreement if such event would violate a consolidated leverage ratio other than regular quarterly dividends not exceeding $15,000 per year.

Common Stock Repurchases

The following table presents information about the Company's common stock repurchases:

	Fiscal	
	2013	2012
Common stock purchased	1,515,445	606,978
Aggregate purchase price	$ 37,214	$ 15,292
Average purchase price	$ 24.56	$ 25.19

During the first quarter of Fiscal 2013, the Company made tax payments of $983 and withheld 44,697 shares of common stock, which were designated as treasury shares, at an average price per share of $21.98, related to share withholding to satisfy employee income taxes due as a result of the vesting in May 2012 of certain restricted stock units. During the first quarter of Fiscal 2012, the Company made tax payments of $1,521 and withheld 45,778 shares of common stock, which were designated as treasury shares, at an average price per share of $33.22, related to share withholding to satisfy employee income taxes due as a result of the vesting in May 2011 of certain restricted stock units and performance shares.

Since the inception of the repurchase program in April 1999 through March 31, 2013, the Company has repurchased 9,658,227 shares of common stock for an aggregate purchase price of $373,101, or an average purchase price per share of $38.63. These shares do not include the treasury shares withheld for tax payments resulting from the vesting of certain restricted stock units and performance shares. As of March 31, 2013, 841,773 shares were available under repurchase programs approved by the Board. This includes 1,000,000 shares approved for repurchase by the Board on each of May 4, 2012 and October 2, 2012. Additional repurchases of common stock may occur from time to time depending upon various factors such as the Company's cash flows and general market conditions. There can be no assurance as to the timing or amount of such repurchases. Under the Credit Agreement, the Company is permitted to repurchase its common stock as long as no Event of Default or Potential Default shall have occurred and is continuing or shall occur as a result thereof. In addition, no repurchase of common stock is permitted under the Credit Agreement if such event would violate a consolidated leverage ratio.

Note 11: Acquisitions

Fiscal 2013

There were no acquisitions during Fiscal 2013.

Fiscal 2012

During the fourth quarter of Fiscal 2012, the Company acquired InnerWireless, Inc. ("InnerWireless"), a privately-held company headquartered in Richardson, TX. InnerWireless is the first Black Box acquisition in the rapidly-growing in-building wireless market and services clients in every industry from healthcare to Fortune 500 enterprises.

During the second quarter of Fiscal 2012, the Company acquired PS Technologies, LLC ("PS Tech"), a privately-held company headquartered in Dayton, OH. PS Tech is the first Black Box acquisition in the rapidly-growing enterprise video communications market and services clients in the healthcare and government verticals.

The acquisition of InnerWireless and PS Tech, both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

Fiscal 2011

During the third quarter of Fiscal 2011, the Company acquired LOGOS Communications Systems, Inc. ("Logos"), a privately-held company headquartered in Westlake, OH. Logos has an active client base which includes commercial, education and various local government agency accounts.

Also during the third quarter of Fiscal 2011, the Company acquired a non-controlling interest in Genesis Networks Integration Services, LLC, a joint venture company which was formed in conjunction with Genesis Networks Enterprises, LLC ("Genesis"). This joint venture company, based on Genesis' existing Networks Integration Services Division, strengthens and enhances Genesis' ability to deliver and support voice and data communications solutions to its enterprise clients. During the third quarter of Fiscal 2013, the Company recorded a loss of $2,670 in Other expenses (income), net within the Company's Consolidated Statements of Operations due to the probable divestiture of our non-controlling interest in GNIS.

The acquisition of Logos and the non-controlling interest in Genesis Networks Integration Services, LLC, both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

In connection with the acquisitions during Fiscal 2013, Fiscal 2012 and Fiscal 2011, the Company acquired approximately $20,768 of goodwill. The Company believes that $10,864 of such amount will be recognized as a tax deduction over the next fifteen years.

Note 12: Operating Leases

The Company leases offices, facilities, equipment and vehicles throughout the world. While most of the leases are operating leases that expire over the next three-years, certain vehicles and equipment are leased under capital leases that also expire over the next three-years. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.

Certain lease agreements include renewal options and escalating rents over the lease terms. Generally, the Company expenses rent on a straight-line basis over the life of the lease which commences on the date the Company has the right to control the property. The cumulative expense recognized on a straight-line basis in excess of the cumulative payments is included in Accrued expenses and Other liabilities within the Company's Consolidated Balance Sheets. Rent expense was $19,717, $22,912 and $19,317 for Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.

The future minimum lease payments under non-cancelable capital and operating leases with initial or remaining terms of one year or more as of March 31, 2013 are as follows:

Fiscal		
2014	$	11,721
2015		8,444
2016		5,561
2017		3,655
2018		2,518
Thereafter		3,555
Total minimum lease payments	**$**	**35,454**

Note 13: Income Taxes

The domestic and foreign components of Income (loss) before provision (benefit) for income taxes are as follows:

	Fiscal		
	2013	**2012**	**2011**
Domestic	$ 34,597	$ (224,993)	$ 65,295
Foreign	11,866	(21,073)	19,985
Consolidated	**$ 46,463**	**$ (246,066)**	**$ 85,280**

The provision/(benefit) for income taxes consists of the following:

	Fiscal		
	2013	**2012**	**2011**
Current			
Federal	$ 8,877	$ 14,166	$ 15,671
State	2,203	2,962	4,160
Foreign	2,433	2,938	4,131
Total current	**13,513**	**20,066**	**23,962**
Deferred	4,144	(18,398)	8,456
Total provision (benefit) for income taxes	**$ 17,657**	**$ 1,668**	**$ 32,418**

Reconciliations between income taxes computed using the federal statutory income tax rate and the Company's effective tax rate are as follows:

	Fiscal		
	2013	2012	2011
Federal statutory tax rate	35.0%	35.0 %	35.0%
Foreign taxes, net of foreign tax credits	(2.9)	(5.5)	(1.6)
Non-deductible expenses	(0.9)	0.3	(0.9)
State income taxes, net of federal benefit	2.9	0.2	3.0
Valuation allowance	—	—	(0.1)
Non-deductible goodwill impairment loss	—	(31.5)	—
Equity awards	3.3	(0.3)	0.3
Other, net	0.6	1.1	2.3
Effective tax rate	**38.0%**	**(0.7)%**	**38.0%**

The effective tax rate of (0.7)% for Fiscal 2012 was primarily due to $262,703 of non-deductible goodwill impairment loss (see Note 5) and a reduction in reserves of $1,579 related to the settlement of an Internal Revenue Service ("IRS") audit for Fiscal 2007 through Fiscal 2010 and a state audit for Fiscal 2005 through Fiscal 2011.

The components of current and long-term deferred tax liabilities/assets are as follows:

	March 31,	
	2013	2012
Deferred Tax Liabilities		
Goodwill and intangibles	$ 29,206	$ 26,475
Unremitted earnings of foreign subsidiaries	213	334
Other	534	198
Gross deferred tax liabilities	**29,953**	**27,007**
Deferred Tax Assets		
Net operating losses	29,631	31,653
Basis of finished goods inventory	7,714	7,741
Reserve for bad debts	1,169	1,457
Foreign tax credit carry-forwards	938	283
Accrued employee costs	10,211	8,807
Stock-based compensation	10,966	11,449
Other	2,530	1,640
Gross deferred tax assets	**63,159**	**63,030**
Valuation allowance	(3,518)	(3,518)
Net deferred tax assets	**59,641**	**59,512**
Net deferred tax assets/(liabilities)	**$ 29,688**	**$ 32,505**

The net deferred tax asset of $29,688 in the table above is classified as non-current under Other assets within the Company's Consolidated Balance Sheets. At March 31, 2013, the Company had $52,439, $102,203 and $21,203 of federal, state and foreign gross net operating loss carry-forwards, respectively. As a result of the Company's acquisitions of InnerWireless and ACS Communications, Inc., Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), limits the amount of net operating losses available to the Company to approximately $6,178 per year. The federal gross net operating loss carry-forwards expire in Fiscal 2030. The state gross net operating loss carry-forwards expire at various times through Fiscal 2033 and the foreign gross net operating loss carry-forwards expire at various times through Fiscal 2022, with the exception of $208 for Austria, $583 for Belgium and $8,443 for Brazil, which have no expirations.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has recorded a valuation allowance of $3,518 for certain state and foreign net operating loss carry-forwards anticipated to produce no tax benefit.

In general, except for certain earnings associated with inter-company loan balances, it is the Company's intention to reinvest all undistributed earnings of non-U.S. subsidiaries for an indefinite period of time. Therefore, except for the exceptions noted above, no deferred U.S. income taxes have been provided on undistributed earnings of non-U.S. subsidiaries, which aggregate approximately $5,727 based on exchange rates at March 31, 2013, thus there is no unrealized currency translation adjustments related to translation of foreign denominated balance sheets.

A reconciliation of the change in the tax liability for unrecognized tax benefits is as follows:

	Fiscal		
	2013	2012	2011
Balance at beginning of year	**$ 5,204**	**$ 8,318**	**$ 7,559**
Additions for tax positions related to the current year	465	801	481
Additions for tax positions related to prior years	213	804	2,285
Reductions for tax positions related to prior years	(542)	(4,235)	(1,802)
Settlements	—	(484)	(205)
Balance at end of year	**$ 5,340**	**$ 5,204**	**$ 8,318**

Unrecognized tax benefits are classified as current under Other liabilities within the Company's Consolidated Balance Sheets. Of the $5,340 noted above, the Company expects that $234 will reverse in the next twelve-months. As of March 31, 2013, 2012 and 2011, the Company recorded $1,001, $1,812 and $1,895, respectively, of interest and penalties related to uncertain tax positions in current liabilities within Income taxes, all of which impacted the Company's effective tax rate.

During the three-months ended December 31, 2012, the IRS commenced an examination of the Company's U.S. federal income tax return for Fiscal 2011. The IRS has not yet proposed any adjustment to the Company's filing positions in connection with this examination. Upon completion of this examination, it is reasonably possible that the total amount of unrecognized benefits will change. Any adjustment to the unrecognized tax benefits would impact the effective tax rate. The Company cannot make an estimate of the impact on the effective rate for any potential adjustment at this time.

Fiscal 2012 remains open to examination by the IRS and Fiscal 2008 through Fiscal 2012 remain open to examination by certain state and foreign taxing jurisdictions.

Note 14: Incentive Compensation Plans

Performance Bonus

The Company has variable compensation plans covering certain team members. These plans provide a bonus contingent on the attainment of certain annual or quarterly performance targets. The Company recorded expense of $3,697, $7,388 and $11,670 under its variable compensation plans for Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.

Profit Sharing and Savings Plans ("the savings plans")

The Company has multiple profit sharing and savings plans which qualify as deferred salary arrangements under Section 401(k) of the Code. Participants may elect to contribute a portion of their eligible compensation, subject to limits imposed by the savings plans, which are partially matched by the Company. The Company recorded expense of $2,504, $2,639 and $2,427 for these plans during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.

Pension Plans

The Company has multiple defined benefit pension plans for which a majority of benefits have been "frozen" (*i.e.*, no new employees will be admitted and those employees currently in the plan will not earn additional benefits based on service) and a multi-employer plan. The Company made contributions of $3,406, $3,349 and $2,936 during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively, to the pension plans. The defined benefit pension plan had assets of $29,884, $25,770 and $24,391, a projected benefit obligation of $48,016, $43,110 and $34,950 and a resulting unfunded liability of $18,132, $17,340 and $10,559 for the periods ended March 31, 2013, 2012 and 2011, respectively.

Stock-based compensation plans

On August 12, 2008 (the "Effective Date"), the Company's stockholders approved the 2008 Long-Term Incentive Plan (the "Incentive Plan") which is designed to advance the Company's interests and the interests of the Company's stockholders by providing incentives to certain employees, directors, consultants, independent contractors and persons to whom an offer of employment has been extended by the Company (hereinafter referred to as "Eligible Persons"). The Incentive Plan replaced the 1992 Stock Option Plan, as amended (the "Employee Plan"), and the 1992 Director Stock Option Plan, as amended (the "Director Plan"), on the Effective Date. Stock option grants under the Employee Plan and the Director Plan, prior to the Effective Date, remain outstanding and will continue to be administered in accordance with the terms of their respective plans and plan agreements.

Awards (as defined below) under the Incentive Plan may include, but need not be limited to, one or more of the following types, either alone or in any combination thereof: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance grants, (vi) other share-based awards and (vii) any other type of award deemed by the Compensation Committee (the "Compensation Committee") of the Board or any successor thereto, or such other committee of the Board as is appointed by the Board to administer the Incentive Plan, in its sole discretion, to be consistent with the purposes of the Incentive Plan (hereinafter referred to as "Awards").

The maximum aggregate number of shares of common stock available for issuance under Awards granted under the Incentive Plan is 900,000 plus the number of shares that were available for the grant of stock options under the Employee Plan and the Director Plan on the Effective Date, plus the number of shares subject to stock options outstanding under the Employee Plan and the Director Plan on the Effective Date that are forfeited or cancelled prior to exercise. The following table details the shares of common stock available for grant under the Incentive Plan as of March 31, 2013.

	Shares
Shares initially authorized under the Incentive Plan	900,000
Number of shares that were available for the grant of stock options under the Employee Plan and the Director Plan on August 12, 2008, the Effective Date	888,087
Number of shares subject to stock options outstanding under the Employee Plan and the Director Plan on August 12, 2008, the Effective Date, that were forfeited or cancelled, prior to exercise, through March 31, 2013	1,463,021
Shares authorized for grant under the Incentive Plan as of March 31, 2013	**3,251,108**
Shares available for grant under the Incentive Plan as of March 31, 2013 *	**615,772**

* The aggregate number of shares available for issuance is reduced by 1.87 shares for each issuance of a full value award (*e.g.,* restricted stock units and performance share awards). The shares available for grant assume a 100% payout on outstanding performance share awards. Actual payout could range from 0% - 150% or 200% depending on performance goal resulting in shares available for grant from 1,130,589 to 268,297.

The Company recognized stock-based compensation expense of $7,712, $9,296 and $10,270 during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively. The Company recognized total income tax benefit for stock-based compensation arrangements of $2,814, $3,417 and $3,768 during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively. Stock-based compensation expense is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Operations.

Stock options

Stock option awards are granted with an exercise price equal to the closing market price of the common stock on the date of grant; such stock options generally become exercisable in equal amounts over a three-year period and have a contractual life of ten-years from the grant date. The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model which includes the following weighted-average assumptions.

	Fiscal		
	2013	**2012**	**2011**
Expected life (in years)	7.0	4.8	4.9
Risk free interest rate	0.8%	1.7%	2.3%
Annual forfeiture rate	2.0%	2.1%	2.1%
Expected Volatility	44.6%	45.3%	41.4%
Dividend yield	1.0%	0.7%	0.8%

The following table summarizes the Company's stock option activity:

	Shares (in 000's)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Intrinsic Value (000's)
Outstanding at March 31, 2012	**2,827**	**$ 34.95**		
Granted	184	22.07		
Exercised	—	—		
Forfeited or cancelled	(476)	34.91		
Outstanding at March 31, 2013	**2,535**	**$ 34.02**	**4.2**	**$ —**
Exercisable at March 31, 2013	**2,187**	**$ 35.10**	**3.4**	**$ —**

The weighted-average grant-date fair value of options granted during Fiscal 2013, Fiscal 2012 and Fiscal 2011 was $9.02, $12.42 and $11.69, respectively. The intrinsic value of options exercised during Fiscal 2013, Fiscal 2012 and Fiscal 2011 was $0, $0 and $2,669, respectively. The aggregate intrinsic value in the preceding table is based on the closing stock price of the common stock on March 28, 2013 of $21.81.

The following table summarizes certain information regarding the Company's non-vested stock options:

	Shares (in 000's)	Weighted-Average Grant-Date Fair Value
March 31, 2012	**382**	**$ 12.15**
Granted	184	9.02
Vested	(188)	12.16
Forfeited	(30)	11.11
March 31, 2013	**348**	**$ 10.57**

As of March 31, 2013, there was $1,855 of total unrecognized pre-tax stock-based compensation expense related to non-vested stock options which is expected to be recognized over a weighted-average period of 1.5 years.

Restricted stock units

Restricted stock unit awards are subject to a service condition and typically vest in equal amounts over a three-year period from the grant date. The fair value of restricted stock units is determined based on the number of restricted stock units granted and the closing market price of the common stock on the date of grant.

The following table summarizes the Company's restricted stock unit activity:

	Shares (in 000's)	Weighted-Average Grant-Date Fair Value
March 31, 2012	**280**	**$ 31.23**
Granted	238	22.98
Vested	(167)	29.25
Forfeited	(16)	28.72
March 31, 2013	**335**	**$ 26.48**

The total fair value of shares that vested during Fiscal 2013, Fiscal 2012 and Fiscal 2011 was $3,674, $3,921 and $1,985, respectively.

As of March 31, 2013, there was $4,766 of total unrecognized pre-tax stock-based compensation expense related to non-vested restricted stock units which is expected to be recognized over a weighted-average period of 1.7 years.

Performance share awards

Performance share awards are subject to one of the performance goals - the Company's Relative TSR Ranking or cumulative Adjusted EBITDA - over a three-year period. The Company's Relative TSR Ranking metric is based on the three-year cumulative return to shareholders from the change in stock price and dividends paid between the starting and ending dates. The fair value of performance share awards (subject to cumulative Adjusted EBITDA) is determined based on the number of performance shares granted and the closing market price of the common stock on the date of grant. The fair value of performance share awards (subject to the Company's Relative TSR Ranking) is estimated on the grant date using the Monte-Carlo simulation valuation method which includes the following weighted-average assumptions.

	Fiscal		
	2013	**2012**	**2011**
Risk free interest rate	0.4%	0.9%	1.4%
Expected Volatility	41.3%	50.8%	52.3%
Dividend yield	1.0%	0.7%	0.8%

The following table summarizes the Company's performance share award activity:

	Shares (in 000's)	**Weighted-Average Grant-Date Fair Value**
March 31, 2012	**183**	**$ 33.77**
Granted	111	22.35
Vested	—	—
Forfeited	(19)	30.36
March 31, 2013	**275**	**$ 29.39**

The total fair value of shares that vested during Fiscal 2013, Fiscal 2012 and Fiscal 2011 was $0, $1,679 and $0, respectively.

As of March 31, 2013, there was $1,811 of total unrecognized pre-tax stock-based compensation expense related to non-vested performance share awards which is expected to be recognized over a weighted-average period of 1.5 years.

Note 15: Earnings (loss) Per Share

The following table details the computation of basic and diluted earnings (loss) per common share from continuing operations for the periods presented (share numbers in thousands):

	Fiscal		
	2013	2012	2011
Net income (loss)	**$ 28,806**	**$ (247,734)**	**$ 52,862**
Weighted-average common shares outstanding (basic)	16,627	17,725	17,680
Effect of dilutive securities from equity awards	62	—	115
Weighted-average common shares outstanding (diluted)	16,689	17,725	17,795
Basic earnings (loss) per common share	**$ 1.73**	**$ (13.98)**	**$ 2.99**
Dilutive earnings (loss) per common share	**$ 1.73**	**$ (13.98)**	**$ 2.97**

The Weighted-average common shares outstanding (diluted) computation is not impacted during any period where the exercise price of a stock option is greater than the average market price. There were 2,648,137, 2,870,784 and 2,323,094 non-dilutive equity awards outstanding during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively, that are not included in the corresponding period Weighted-average common shares outstanding (diluted) computation.

Note 16: Commitments and Contingencies

The Company is involved in, or has pending, various legal proceedings, claims, suits and complaints arising out of the normal course of business. Based on the facts currently available to the Company, Management believes these matters are adequately provided for, covered by insurance, without merit or not probable that an unfavorable material outcome will result.

Product Warranties
Estimated future warranty costs related to certain products are charged to expense during the period the related revenue is recognized. The product warranty liability reflects the Company's best estimate of probable obligations under those warranties. As of March 31, 2013 and 2012, the Company has recorded a warranty reserve of $1,937 and $1,896, respectively.

There has been no other significant or unusual activity during Fiscal 2013.

Note 17: Segment Reporting

Management reviews financial information for the consolidated Company accompanied by disaggregated information on revenues, operating income (loss) and assets by geographic region for the purpose of making operational decisions and assessing financial performance. Additionally, Management is presented with and reviews revenues and gross profit by service type. The accounting policies of the individual operating segments are the same as those of the Company.

The following table presents financial information about the Company's reportable segments by geographic region:

	Fiscal		
	2013	**2012**	**2011**
North America			
Revenues	$ 862,957	$ 943,717	$ 931,181
Operating income (loss) [1]	47,413	(214,448)	76,789
Depreciation expense	4,703	4,917	5,569
Intangibles amortization	13,713	12,980	12,111
Assets (as of March 31)	831,384	832,248	1,079,622
Europe			
Revenues	$ 97,114	$ 105,492	$ 100,221
Operating income (loss) [2]	5,191	(30,347)	8,032
Depreciation expense	455	379	352
Intangibles amortization	24	39	39
Assets (as of March 31)	76,397	75,072	127,176
All Other			
Revenues	$ 37,715	$ 38,319	$ 36,827
Operating income (loss)	3,665	5,122	6,237
Depreciation expense	228	138	145
Intangibles amortization	—	6	6
Assets (as of March 31)	28,983	27,758	27,539

[1] Includes restructuring expense of $6,689 during Fiscal 2013 and goodwill impairment loss of $277,132 recorded during the third quarter of Fiscal 2012.

[2] Includes restructuring expense of $1,756 during Fiscal 2013 and goodwill impairment loss of $40,665 recorded during the third quarter of Fiscal 2012.

The Company generated revenues of $159,438, $184,833 and $208,829 with the United States Federal Government during Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively, all of which is included within the Company's North America reportable segment.

The sum of the segment revenues, operating income (loss), depreciation and intangibles amortization equals the consolidated revenues, operating income (loss), depreciation and intangibles amortization. The following table reconciles segment assets to total consolidated assets as of March 31, 2013, 2012 and 2011:

	March 31,		
	2013	2012	2011
Segment assets for North America, Europe and All Other	$ 936,764	$ 935,078	$ 1,234,337
Corporate eliminations	(58,763)	(47,055)	(62,354)
Total consolidated assets	**$ 878,001**	**$ 888,023**	**$ 1,171,983**

The following table presents financial information about the Company by service type:

	Fiscal		
	2013	2012	2011
Data Infrastructure			
Revenues	$ 243,711	$ 247,157	$ 230,719
Gross profit	63,370	62,032	59,287
Voice Communications			
Revenues	$ 572,371	$ 641,731	$ 648,512
Gross profit	176,057	196,279	210,558
Technology Products			
Revenues	$ 181,704	$ 198,640	$ 188,998
Gross profit	80,503	88,185	87,265

The sum of service type revenues and gross profit equals consolidated revenues and gross profit.

In connection with a new management team and a renewed business strategy, the Company has realigned its organizational structure which will result in new reporting segments (North America Services, North America Products, International Services and International Products) for the purpose of making operational decisions and assessing financial performance which will be effective, on a prospective basis, beginning on April 1, 2013. This is consistent with the proliferation of voice-over-internet-protocol (VOIP) solutions and the adoption of unified communication technologies which has resulted in a trend toward convergence of voice and data networks. The Company believes that, in the near future, the distinction between our voice and data solution offerings will not be significant. As such, those historical Voice Communications and Data Infrastructure offerings have been aggregated into Services in their respective geography. The Company will report financial information (revenue through operating income) for these new reporting segments which should provide enhanced visibility and transparency into our operations, our business drivers and the value of our enterprise. The Company believes that a successful transition will better position Black Box as a comprehensive communications system integrator where we can support our clients with multiple offerings.

Note 18: Quarterly Data (Unaudited)

The following tables represent summary Quarterly (Unaudited) Consolidated Statements of Operations for Fiscal 2013 and Fiscal 2012. Earnings (loss) per common share may not compute due to the use of different quarterly/annual basic and diluted shares.

	Fiscal 2013				
Unaudited	**1Q**	**2Q**	**3Q**	**4Q**	**FY**
Revenues					
Products	$ 44,148	$ 46,490	$ 46,854	$ 44,212	$ 181,704
On-Site services	203,689	213,671	205,235	193,487	816,082
Total	247,837	260,161	252,089	237,699	997,786
Cost of sales					
Products	24,201	26,076	26,735	24,189	101,201
On-Site services	144,362	154,031	143,622	134,640	576,655
Total	168,563	180,107	170,357	158,829	677,856
Gross profit	**79,274**	**80,054**	**81,732**	**78,870**	**319,930**
Selling, general & administrative expenses	63,950	62,596	60,542	62,836	249,924
Intangibles amortization	3,464	3,474	3,478	3,321	13,737
Operating income (loss)	**11,860**	**13,984**	**17,712**	**12,713**	**56,269**
Interest expense (income), net	1,930	1,893	1,133	1,134	6,090
Other expenses (income), net [1]	361	588	2,839	(72)	3,716
Income (loss) before provision for income taxes	9,569	11,503	13,740	11,651	46,463
Provision for income taxes	3,637	4,370	5,222	4,428	17,657
Net income (loss)	**$ 5,932**	**$ 7,133**	**$ 8,518**	**$ 7,223**	**$ 28,806**
Earnings (loss) per common share					
Basic	**$ 0.34**	**$ 0.43**	**$ 0.52**	**$ 0.45**	**$ 1.73**
Diluted	**$ 0.34**	**$ 0.43**	**$ 0.52**	**$ 0.44**	**$ 1.73**

[1] Includes a loss of $2,670 during the third quarter of Fiscal 2013 due to the probable divestiture of our non-controlling interest in GNIS, a joint venture company which was formed in conjunction with Genesis Networks Enterprises, LLC.

Unaudited	Fiscal 2012 1Q	2Q	3Q	4Q	FY
Revenues					
Products	$ 47,719	$ 50,329	$ 51,379	$ 49,213	$ 198,640
On-Site services	220,707	236,842	224,560	206,779	888,888
Total	268,426	287,171	275,939	255,992	1,087,528
Cost of sales					
Products	26,267	27,660	29,088	27,440	110,455
On-Site services	155,578	170,645	158,538	145,816	630,577
Total	181,845	198,305	187,626	173,256	741,032
Gross profit	**86,581**	**88,866**	**88,313**	**82,736**	**346,496**
Selling, general & administrative expenses	66,644	63,256	62,644	62,803	255,347
Goodwill impairment loss	—	—	317,797	—	317,797
Intangibles amortization	3,059	3,176	3,249	3,541	13,025
Operating income (loss)	**16,878**	**22,434**	**(295,377)**	**16,392**	**(239,673)**
Interest expense (income), net	1,065	769	1,856	1,458	5,148
Other expenses (income), net	292	273	311	369	1,245
Income (loss) before provision for income taxes	15,521	21,392	(297,544)	14,565	(246,066)
Provision for income taxes	5,898	6,548	(14,101)	3,323	1,668
Net income (loss)	**$ 9,623**	**$ 14,844**	**$ (283,443)**	**$ 11,242**	**$ (247,734)**
Earnings (loss) per common share					
Basic	**$ 0.54**	**$ 0.83**	**$ (16.12)**	**$ 0.64**	**$ (13.98)**
Diluted	**$ 0.53**	**$ 0.83**	**$ (16.12)**	**$ 0.64**	**$ (13.98)**

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures
Management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining adequate disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) for the Company. Management assessed the effectiveness of the Company's disclosure controls and procedures as of March 31, 2013. Based upon this assessment, Management has concluded that the Company's disclosure controls and procedures were effective as of March 31, 2013 to provide reasonable assurance that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to Management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting
Management, including the Company's CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) for the Company. Management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2013 based on the framework described in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on this assessment, Management has concluded that the Company's internal control over financial reporting was effective, as of March 31, 2013, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Management of the Company reviewed the results of its assessment with the Audit Committee of the Board.

BDO USA, LLP, the Company's independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting, which is included in this Annual Report.

Changes in Internal Control Over Financial Reporting
There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15 (f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Limitations on the Effectiveness of Controls
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Certain of the information required by this item is incorporated herein by reference to the information set forth under Part I of this Annual Report under the captions "Executive Officers of the Registrant" and "Directors of the Registrant." The other information required by this item is incorporated herein by reference to the information set forth under the captions "Policies and Procedures Related to the Approval of Transactions with Related Persons,"Annual Meeting Matters - Proposal 1 - Election of Directors" and "Board of Directors and Certain Board Committees" in the Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act.

Item 11. Executive Compensation.

The information required by this item is incorporated herein by reference to the information under the captions "Compensation of Directors" and "Executive Compensation and Other Information" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners And Management And Related Stockholder Matters.

The information required by this item is incorporated herein by reference to the information set forth under the captions "Equity Plan Compensation Information," "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference to the information set forth under the captions "Annual Meeting Matters - Proposal 1 - Election of Directors," "Board of Directors and Certain Board Committees," "Policies and Procedures Related to the Approval of Transactions with Related Persons" and "Executive Compensation and Other Information" in the Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated herein by reference to the information set forth under the caption "Independent Public Accountants" in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

Financial statements, financial statement schedules and exhibits not listed below have been omitted where the required information is included in the consolidated financial statements or notes thereto, or is not applicable or required. Documents filed as part of this report include:

(a)(1) Financial Statements - no financial statements have been filed in this Form 10-K other than those in Item 8

(a)(2) Financial Statement Schedule (Schedule II - Valuation and Qualifying Accounts)

SCHEDULE II

BLACK BOX CORPORATION

Valuation and Qualifying Accounts
(Dollars in thousands)

Description	Balance at Beginning of Period	Additions Charged to Expense	Additions from Acquisitions	Reductions from Reserves	Other	Balance at End of Period
March 31, 2013						
Excess and obsolete inventory reserves	$ 18,900	$ 3,586	$ —	$ (4,392)	$ (54)	$ 18,040
Allowance for doubtful accounts	6,273	3,556	—	(3,531)	2	6,300
March 31, 2012						
Excess and obsolete inventory reserves	$ 19,859	$ 1,648	$ 32	$ (2,639)	$ —	$ 18,900
Allowance for doubtful accounts	7,121	3,006	12	(3,866)	—	6,273
March 31, 2011						
Excess and obsolete inventory reserves	$ 19,990	$ 1,408	$ 17	$ (1,556)	$ —	$ 19,859
Allowance for doubtful accounts	9,505	2,674	2	(5,060)	—	7,121

(a)(3) Exhibits

EXHIBITS

Exhibit Number	Description
3(i)	Second Restated Certificate of Incorporation of the Company, as amended (1)
3(ii)	Amended and Restated By-laws of the Company, as amended (2)
10.1	Credit Agreement dated as of March 23, 2012 by and among Black Box Corporation, the Guarantors, the Lenders parties thereto and Citizens Bank of Pennsylvania, as Administrative Agent (the "Credit Agreement") (3)
10.2	Guaranty and Suretyship Agreement dated as of March 23, 2012 (3)
10.3	Amended and Restated Agreement between the Company and Michael McAndrew (4)
10.4	Amended and Restated Agreement between the Company and R. Terry Blakemore (5)
10.5	1992 Stock Option Plan, as amended through August 9, 2007 (6)
10.6	1992 Director Stock Option Plan, as amended through August 9, 2007 (6)
10.7	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Director Stock Option Plan; form of agreement in effect prior to August 10, 2004) (7)

10.8 Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Director Stock Option Plan; form of agreement in effect as of August 10, 2004) [7]

10.9 Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Director Stock Option Plan; form of agreement in effect as of October 31, 2005) [8]

10.10 Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Stock Option Plan) [7]

10.11 Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Stock Option Plan; form of agreement in effect as of October 31, 2005) [8]

10.12 2008 Long-Term Incentive Plan [9]

10.13 Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 2008 Long-Term Incentive Plan) [10]

10.14 Form of Black Box Corporation Restricted Stock Unit Agreement (pursuant to the 2008 Long-Term Incentive Plan) [10]

10.15 Form of Black Box Corporation Restricted Stock Unit Agreement for Non-Employee Directors (pursuant to the 2008 Long-Term Incentive Plan) [10]

10.16 Form of Black Box Corporation Performance Share Award Agreement (pursuant to the 2008 Long-Term Incentive Plan) [10]

10.17 Summary of Director Compensation [11]

10.18 Description of Fiscal 2011 Annual Incentive Plan [12]

10.19 Agreement between the Company and Kenneth P. Davis [13]

10.20 Description of Fiscal 2012 Annual Incentive Plan [14]

10.21 Form of Black Box Corporation Performance Share Award Agreement (pursuant to the 2008 Long-Term Incentive Plan; form of agreement in effect as of May 17, 2011) [14]

10.22 Description of Fiscal 2013 Annual Incentive Plan [15]

10.23 Agreement between the Company and Timothy C. Huffmyer [16]

10.24 Agreement between the Company and R. Terry Blakemore [16]

10.25 Agreement between the Company and Ronald Basso [11]

10.26 Agreement between the Company and Michael McAndrew [17]

21.1 Subsidiaries of the Registrant [11]

23.1 Consent of Independent Registered Accounting Firm [11]

31.1 Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended, and Section 302 of the Sarbanes-Oxley Act of 2002 [11]

31.2 Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended, and Section 302 of the Sarbanes-Oxley Act of 2002 [11]

32.1 Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities and Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 [11]

101 Interactive Data File [18]

(1) Filed as Exhibit 3(i) to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on November 14, 2000, and incorporated herein by reference.

(2) Filed as Exhibit 3(ii) to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on May 17, 2010, and incorporated herein by reference.

(3) Filed as an exhibit to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on March 26, 2012, and incorporated herein by reference.

(4) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on February 5, 2009, and incorporated herein by reference.

(5) Filed as an exhibit to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on October 18, 2007, and incorporated herein by reference.

(6) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 16, 2007, and incorporated herein by reference.

(7) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on November 12, 2004, and incorporated herein by reference.

(8) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on November 10, 2005, and incorporated herein by reference.

(9) Filed as Exhibit I to the Proxy Statement for the 2008 Annual Meeting of Stockholders filed on Schedule 14A, file number 0-18706, filed with the SEC on June 26, 2008.

(10) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 6, 2009, and incorporated herein by reference.

(11) Filed herewith.

(12) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 12, 2010, and incorporated herein by reference.

(13) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on February 10, 2011, and incorporated herein by reference.

(14) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 10, 2011, and incorporated herein by reference.

(15) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 8, 2012, and incorporated herein by reference.

(16) Filed as an exhibit to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on October 9, 2012, and incorporated herein by reference.

(17) Filed as an exhibit to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on April 2, 2013, and incorporated herein by reference.

(18) In accordance with Rule 406T of Regulation S-T promulgated by the SEC, Exhibit 101 is deemed not filed or part of any registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act and otherwise is not subject to liability under these sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACK BOX CORPORATION

Date: May 30, 2013

/s/ TIMOTHY C. HUFFMYER

Timothy C. Huffmyer
Vice President, Chief Financial Officer and
Treasurer (Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Capacity	Date
/s/ WILLIAM F. ANDREWS William F. Andrews	Director	May 30, 2013
/s/ R. TERRY BLAKEMORE R. Terry Blakemore	Director	May 30, 2013
/s/ RICHARD L. CROUCH Richard L. Crouch	Director	May 30, 2013
/s/ THOMAS W. GOLONSKI Thomas W. Golonski	Director	May 30, 2013
/s/ THOMAS G. GREIG Thomas G. Greig	Director and Chairman of the Board	May 30, 2013
/s/ JOHN S. HELLER John S. Heller	Director	May 30, 2013
/s/ WILLIAM H. HERNANDEZ William H. Hernandez	Director	May 30, 2013
/s/ TIMOTHY C. HUFFMYER Timothy C. Huffmyer	Vice President, Chief Financial Officer and Treasurer (Principal Accounting Officer)	May 30, 2013
/s/ MICHAEL MCANDREW Michael McAndrew	Director, President and Chief Executive Officer	May 30, 2013
/s/ EDWARD A. NICHOLSON Edward A. Nicholson	Director	May 30, 2013
/s/ JOEL T. TRAMMELL Joel T. Trammell	Director	May 30, 2013

EXHIBIT INDEX

Exhibit Number	Description
3(i)	Second Restated Certificate of Incorporation of the Company, as amended [1]
3(ii)	Amended and Restated By-laws of the Company, as amended [2]
10.1	Credit Agreement dated as of March 23, 2012 by and among Black Box Corporation, the Guarantors, the Lenders parties thereto and Citizens Bank of Pennsylvania, as Administrative Agent (the "Credit Agreement") [3]
10.2	Guaranty and Suretyship Agreement dated as of March 23, 2012 [3]
10.3	Amended and Restated Agreement between the Company and Michael McAndrew [4]
10.4	Amended and Restated Agreement between the Company and R. Terry Blakemore [5]
10.5	1992 Stock Option Plan, as amended through August 9, 2007 [6]
10.6	1992 Director Stock Option Plan, as amended through August 9, 2007 [6]
10.7	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Director Stock Option Plan; form of agreement in effect prior to August 10, 2004) [7]
10.8	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Director Stock Option Plan; form of agreement in effect as of August 10, 2004) [7]
10.9	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Director Stock Option Plan; form of agreement in effect as of October 31, 2005) [8]
10.10	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Stock Option Plan) [7]
10.11	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 1992 Stock Option Plan; form of agreement in effect as of October 31, 2005) [8]
10.12	2008 Long-Term Incentive Plan [9]
10.13	Form of Black Box Corporation Non-Qualified Stock Option Agreement (pursuant to the 2008 Long-Term Incentive Plan) [10]
10.14	Form of Black Box Corporation Restricted Stock Unit Agreement (pursuant to the 2008 Long-Term Incentive Plan) [10]
10.15	Form of Black Box Corporation Restricted Stock Unit Agreement for Non-Employee Directors (pursuant to the 2008 Long-Term Incentive Plan) [10]
10.16	Form of Black Box Corporation Performance Share Award Agreement (pursuant to the 2008 Long-Term Incentive Plan) [10]
10.17	Summary of Director Compensation [11]
10.18	Description of Fiscal 2011 Annual Incentive Plan [12]
10.19	Agreement between the Company and Kenneth P. Davis [13]
10.20	Description of Fiscal 2012 Annual Incentive Plan [14]
10.21	Form of Black Box Corporation Performance Share Award Agreement (pursuant to the 2008 Long-Term Incentive Plan; form of agreement in effect as of May 17, 2011) [14]
10.22	Description of Fiscal 2013 Annual Incentive Plan [15]
10.23	Agreement between the Company and Timothy C. Huffmyer [16]
10.24	Agreement between the Company and R. Terry Blakemore [16]
10.25	Agreement between the Company and Ronald Basso [11]
10.26	Agreement between the Company and Michael McAndrew [17]
21.1	Subsidiaries of the Registrant [11]
23.1	Consent of Independent Registered Accounting Firm [11]
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended, and Section 302 of the Sarbanes-Oxley Act of 2002 [11]
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended, and Section 302 of the Sarbanes-Oxley Act of 2002 [11]
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities and Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 [11]
101	Interactive Data File [18]

(1) Filed as Exhibit 3(i) to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on November 14, 2000, and incorporated herein by reference.

(2) Filed as Exhibit 3(ii) to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on May 17, 2010, and incorporated herein by reference.

(3) Filed as an exhibit to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on March 26, 2012, and incorporated herein by reference.

(4) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on February 5, 2009, and incorporated herein by reference.

(5) Filed as an exhibit to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on October 18, 2007, and incorporated herein by reference.

(6) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 16, 2007, and incorporated herein by reference.

(7) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on November 12, 2004, and incorporated herein by reference.

(8) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on November 10, 2005, and incorporated herein by reference.

(9) Filed as Exhibit I to the Proxy Statement for the 2008 Annual Meeting of Stockholders filed on Schedule 14A, file number 0-18706, filed with the SEC on June 26, 2008.

(10) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 6, 2009, and incorporated herein by reference.

(11) Filed herewith.

(12) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 12, 2010, and incorporated herein by reference.

(13) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on February 10, 2011, and incorporated herein by reference.

(14) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 10, 2011, and incorporated herein by reference.

(15) Filed as an exhibit to the Quarterly Report on Form 10-Q of the Company, file number 0-18706, filed with the SEC on August 8, 2012, and incorporated herein by reference.

(16) Filed as an exhibit to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on October 9, 2012, and incorporated herein by reference.

(17) Filed as an exhibit to the Current Report on Form 8-K of the Company, file number 0-18706, filed with the SEC on April 2, 2013, and incorporated herein by reference.

(18) In accordance with Rule 406T of Regulation S-T promulgated by the SEC, Exhibit 101 is deemed not filed or part of any registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act and otherwise is not subject to liability under these sections.

SUMMARY OF DIRECTOR COMPENSATION

Directors who are not employees of Black Box Corporation (the "Company") receive directors' fees of $35,000 per annum, paid quarterly, and an additional fee of $2,000 for each meeting of the Board of Directors attended in person and $1,000 for each meeting of the Board of Directors attended via telephone. The Chairman of the Board also receives an annual fee of $75,000, paid quarterly. Non-employee directors also are eligible to receive awards under the 2008 Long-Term Incentive Plan (the "2008 Plan"). On May 15, 2012, each non-employee director received an immediately-vested restricted stock unit award with a value of $100,000 on such date (the same value utilized in 2010 and 2011). Based on the closing price of the Company's common stock, par value $.001 per share (the "Common Stock"), on the date of grant (and rounding to the nearest ten shares), this grant resulted in a restricted stock unit award to each non-employee director for 4,530 shares of Common Stock which vested immediately upon grant. In addition, on May 14, 2013, each non-employee director received an immediately-vested restricted stock unit award with a value of $100,000 ($50,000 for Messrs. John S. Heller and Joel T. Trammell who recently joined the Board) on such date (which was the same amount for the previous three (3) fiscal years). Based on the closing price of the Common Stock on the date of grant (and rounding to the nearest ten shares), this grant resulted in a restricted stock unit award to each non-employee director for 3,820 shares (1,910 for Messrs. Heller and Trammell) of the Common Stock which vested immediately upon grant.

To further achieve the objective of more closely aligning the interests of our non-employee directors with those of our stockholders, upon the recommendation of the Governance Committee after discussions with the Governance Committee's compensation consultants, our Board adopted stock retention guidelines for our non-employee directors requiring them to hold, until retirement, but subject to diversification at age 60, 50% of the net, after-tax shares of Common Stock issued to them pursuant to performance share awards and restricted stock awards/units. All of our non-employee directors are in compliance with these ownership guidelines.

Members of the Audit Committee of the Board of Directors receive a fee of $1,500 for each meeting of the Audit Committee attended in person or by telephone, and members of each of the Compensation Committee, Nominating Committee and Governance Committee receive a fee of $1,000 for each meeting of the respective committee attended in person or by telephone. The Chairman of each of the Audit Committee and Compensation Committee receives an annual fee of $15,000, paid quarterly, and the Chairman of each of the Nominating Committee and Governance Committee receives an annual fee of $7,500, paid quarterly.

Any director who is an employee of the Company does not receive additional compensation for service as a director of the Company.

In addition, the Company maintains directors' and officers' liability insurance. Directors also are reimbursed customary expenses for attending meetings of the board of directors, board committees and stockholders.

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Legal Name	Doing Business As	State or Other Jurisdiction of Incorporation or Organization
Black Box Corporation	Black Box Corporation	Delaware
ACS Communications, Inc.	ACS Communications, Inc.	Texas
ACS Dataline of the Northwest, Inc.	Black Box Network Services Black Box Network Services - West	Oregon
ACS Investors, LLC	ACS Investors, LLC	Delaware
ACS Dataline, LP	Black Box Network Services Black Box Network Services - West	Texas
ACS Partners, LLC	ACS Partners, LLC	Texas
ADS Telecom, Inc.	Black Box Network Services	Florida
B & C Telephone, Inc.	Black Box Network Services Black Box Network Services - Spokane	Washington
BBox Holding Company	BBox Holding Company	Delaware
Advanced Communications Corporation	Black Box Network Services - South Carolina	South Carolina
Advanced Network Technologies, Inc.	Black Box Network Services - California	California
American Telephone Wiring Company	Black Box Network Services - West Virginia Operations	West Virginia
Atimco Network Services, Inc.	Black Box Network Services - Western Pennsylvania Operations	Pennsylvania
Black Box Corporation of Pennsylvania	Black Box Network Services	Delaware
BB Technologies, Inc.	BB Technologies, Inc.	Delaware
Black Box A/S	Black Box A/S	Denmark
Black Box Canada Corporation	Black Box Canada Corporation	Canada
Black Box Comunicaciones, S.A.	Black Box Comunicaciones, S.A.	Spain
Black Box Datacom B.V.	Black Box Datacom B.V.	Netherlands
Black Box Deutschland GmbH	Black Box Deutschland GmbH	Germany
Black Box Netzwerk Service GmbH	Black Box Netzwerk Service GmbH	Germany
Black Box do Brasil Industria e Comercio Ltda.	Black Box do Brasil Industria e Comercio Ltda.	Brazil
Black Box France	Black Box France	France
Black Box GmbH	Black Box GmbH	Austria

Exhibit 21.1

Legal Name	Doing Business As	State or Other Jurisdiction of Incorporation or Organization
Black Box Holdings Australia Pty. Ltd.	Black Box Holdings Australia Pty. Ltd.	Australia
Black Box Italia S.r.l.	Black Box Italia S.r.l.	Italy
Black Box Network Services AG	Black Box Network Services AG	Switzerland
Black Box Network Services Australia Pty Ltd	Black Box Network Services Australia Pty Ltd	Australia
Black Box Network Services New Zealand Limited	Black Box Network Services New Zealand Limited	New Zealand
Black Box Network Services India Private Limited	Black Box Network Services India Private Limited	India
Black Box Network Services Kabushiki Kaisha	Black Box Network Services Kabushiki Kaisha	Japan
Black Box Network Services Korea Limited	Black Box Network Services Korea Limited	Korea
Black Box Network Services NV	Black Box Network Services NV	Belgium
Black Box Network Services (UK) Limited	Black Box Network Services (UK) Limited Black Box Network Services (UK) Limited - Northern Ireland	England
Black Box P.R. Corp.	Black Box P.R. Corp.	Puerto Rico
Black Box LLC Holdings, Inc.	Black Box LLC Holdings, Inc.	Delaware
PS Technologies, LLC	Black Box Network Services Black Box Network Services - Western Operations	Maryland
PS Tech Video, LLC	Black Box Network Services	California
Black Box Network and Electrical Services, Inc.	Black Box Network and Electrical Services, Inc. Allcom Electric	New York
Black Box Network Services, Inc. - Government Solutions	Black Box Network Services, Inc. - Government Solutions	Tennessee
Black Box Ventures Holding Company	Black Box Ventures Holding Company	Delaware
Cable Consultants, Incorporated	Black Box Network Services - Atlanta	Georgia
Comm Line, Inc.	Black Box Network Services	Ohio
Communication Contractors, Inc.	Black Box Network Services - Chicago	Illinois
Datel Communications, Inc.	Black Box Network Services - Arizona	Arizona
Delaney Telecom, Inc.	Black Box Network Services	Pennsylvania
DESIGNet, Inc.	Black Box Network Services - San Jose	California

Exhibit 21.1

Legal Name	Doing Business As	State or Other Jurisdiction of Incorporation or Organization
InnerWireless, Inc.	Black Box Network Services Black Box Network Services - Wireless	Delaware
Integrated Cabling Systems, Inc.	Integrated Cabling Systems, Inc.	Nebraska
Jet Line Communications, Inc.	Black Box Network Services - Dallas	Texas
BBC Acquisition, LLC	BBC Acquisition, LLC	Texas
FBS Communications, L.P.	Black Box Network Services - San Antonio	Texas
K & A Communications, Inc.	K & A Communications, Inc.	Missouri
Koncepts Communications of L.I., Corp.	Black Box Network Services - Tristate Operations	New York
LOGOS Communications Systems, Inc.	Black Box Network Services Black Box Network Services - Cleveland	Ohio
Michael Electric, Inc.	Black Box Network Services - New Jersey	New Jersey
Midwest Communications Technologies, Inc.	Black Box Network Services	Ohio
Midwest Electronics and Communications, Inc.	Black Box Network Services - Denver Operations	Colorado
R & D Services, Inc.	R & D Services, Inc.	Massachusetts
Teldata Corporation	Black Box Network Services - Tennessee	Tennessee
Telefuture Communications Ltd.	Black Box Network Services - New Rochelle Office	New York
Todd Communications, Inc.	Black Box Network Services - North Carolina	North Carolina
U.S. Premise Networking Services, Inc.	Black Box Network Services - MN	Minnesota
Black Box AB	Black Box AB	Sweden
Black Box Chile S.A.	Black Box Chile S.A.	Chile
Black Box de Mexico, S.A. de C.V.	Black Box de Mexico, S.A. de C.V.	Mexico
Black Box Finland OY	Black Box Finland OY	Finland
Black Box Network Services AB	Black Box Network Services AB	Sweden
Black Box Network Services Corporation	Black Box Network Services Corporation	Taiwan
Black Box Network Services (Dublin) Limited	Black Box Network Services (Dublin) Limited	Ireland
Black Box Network Services Puebla, S.A. de C.V.	Black Box Network Services Puebla, S.A. de C.V.	Mexico
Black Box Network Services S.r.l.	Black Box Network Services S.r.l.	Italy

Exhibit 21.1

Legal Name	Doing Business As	State or Other Jurisdiction of Incorporation or Organization
Black Box Network Services SDN. BHD.	Black Box Network Services SDN. BHD.	Malaysia
Black Box Network Services Singapore Pte Ltd.	Black Box Network Services Singapore Pte Ltd.	Singapore
Black Box Norge AS	Black Box Norge AS	Norway
Black Box Services Reseaux Mediterranee	Black Box Services Reseaux Mediterranee	France
CBS Technologies Corp.	Black Box Network Services	New York
Consultoria en Redes, S.A. de C.V.	Consultoria en Redes, S.A. de C.V.	Mexico
J.C. Informatica Integral, S.A. de C.V.	J.C. Informatica Integral, S.A. de C.V.	Mexico
Mutual Telecom Services Inc.	Black Box Network Services	Delaware
Network Communications Technologies, Inc.	Black Box Network Services Black Box Network Services - Charlotte	North Carolina
Norstan, Inc.	Black Box Network Services	Minnesota
Norstan Canada Inc.	Norstan Canada Inc.	Minnesota
Norstan Canada, Ltd./Norstan Canada, Ltee	Black Box Network Services	Canada
Norstan Communications, Inc.	Black Box Network Services Black Box Network Services - Montana Black Box Network Services - Northeast	Minnesota
NextiraOne, LLC	Black Box Network Services Black Box Network Services - Illinois Black Box Network Services - Midwest Black Box Network Services - Northeast Black Box Network Services - Northwest Black Box Network Services - South	Delaware
Data Communications 2000, Inc.	Data Communications 2000, Inc.	California
Milgo Holdings Canada, LLC	Milgo Holdings Canada, LLC	Delaware
NextiraOne Canada ULC	NextiraOne Canada ULC	Canada
NextiraOne California L.P.	NextiraOne California L.P.	California
NXO Installation, LLC	NXO Installation, LLC	Delaware
NextiraOne Federal, LLC	Black Box Network Services Black Box Network Services - Federal	Delaware
Quanta Systems, LLC	Black Box Network Services - Federal Security Solutions	Delaware
NextiraOne New York, LLC	Black Box Network Services	Delaware

Exhibit 21.1

Legal Name	Doing Business As	State or Other Jurisdiction of Incorporation or Organization
Vibes Technologies, Inc.	Black Box Resale Services	Minnesota
Norstan International, Inc.	Norstan International, Inc.	Minnesota
Nortech Telecommunications Inc.	Black Box Network Services - Elk Grove	Illinois
Nu-Vision Technologies, Inc.	Black Box Network Services	New York
Nu-Vision Technologies, LLC	Black Box Network Services Black Box Network Services - Oregon	New York
BCS II, LLC	BCS II, LLC	Delaware
Scottel Voice & Data, Inc.	Black Box Network Services Black Box Network Services - Pacific	California
UCI Communications LLC	Black Box Network Services	South Carolina

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Black Box Corporation
Lawrence, Pennsylvania

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-75254, 33-75252, 33-92656, 333-01978, 333-34839, 333-34837, 333-81521, 333-81523, 333-64410, 333-64412, 333-100294, 333-100295, 333-116550, 333-116551, 333-125839, 333-125840, 333-129838, 333-146202, and 333-157467) of our reports dated May 30, 2013 relating to the consolidated financial statements, financial statement schedule, and the effectiveness of Black Box Corporation's internal control over financial reporting which appear in this Annual Report on Form 10-K.

/s/ BDO USA, LLP

Chicago, Illinois
May 30, 2013

CERTIFICATION

I, Michael McAndrew, certify that:

1. I have reviewed this Annual Report on Form 10-K of Black Box Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 30, 2013

/s/ Michael McAndrew

Michael McAndrew
Chief Executive Officer

CERTIFICATION

I, Timothy C. Huffmyer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Black Box Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 30, 2013

/s/ Timothy C. Huffmyer

Timothy C. Huffmyer
Vice President, Chief Financial Officer and
Treasurer (Principal Accounting Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Black Box Corporation (the "Company") on Form 10-K for the period ended March 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, certifies that to his knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael McAndrew

Michael McAndrew
Chief Executive Officer
May 30, 2013

/s/ Timothy C. Huffmyer

Timothy C. Huffmyer
Vice President, Chief Financial Officer and
Treasurer (Principal Accounting Officer)
May 30, 2013

This certification is made solely for purposes of 18 U.S.C. Section 1350, subject to the knowledge standard contained therein, and not for any other purpose.

Performance Graph

The graph below represents and compares the value, through March 31, 2013, of a hypothetical investment of $100 made on March 31, 2008, in each of (i) the common stock, (ii) the S&P SmallCap 600, (iii) the NASDAQ Composite, (iv) the Russell 2000 and (v) a peer group of companies determined by the Company (the "Peer Group"), assuming the reinvestment of dividends in each case. The Peer Group consists of Cisco Systems, Inc., Insight Enterprises, Inc., International Business Machines Corporation and Hewlett-Packard Company.



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
3/08
3/09
3/10
3/11
3/12
3/13
Black Box Corporation
S&P Smallcap 600
NASDAQ Composite
Russell 2000
Peer Group

Year Ended March 31,	2008	2009	2010	2011	2012	2013
Black Box Corporation	$ 100.00	$ 77.21	$ 101.41	$ 116.73	$ 85.63	$ 74.14
S&P SmallCap 600	100.00	61.94	101.58	127.25	133.64	155.21
NASDAQ Composite	100.00	67.15	105.79	124.53	139.51	150.61
Russell 2000	100.00	62.50	101.72	127.96	127.73	148.55
Peer Group	100.00	110.11	76.02	106.27	119.41	123.05

Non-GAAP Reconciliations *(Dollars in thousands, except per share amounts.)*

The following table reconciles Operating income (loss) to Adjusted operating income:

Fiscal	2013	2012	2011
Operating income (loss)	$ 56,269	$ (239,673)	$ 91,058
Operating income as a % of revenue	5.6 %	(22.0) %	8.5 %
Reconciling Items			
Amortization of intangible assets on acquisitions	13,713	12,980	12,111
Restructuring expense	8,445	—	—
Goodwill impairment loss	—	317,797	—
Total reconciling items	22,158	330,777	12,111
Adjusted operating income	$ 78,427	$ 91,104	$ 103,169
Adjusted operating income as a % of revenue	7.9 %	8.4 %	9.7 %

The following table reconciles Net income (loss) to Operating net income:

Fiscal	2013	2012	2011
Net income (loss)	$ 28,806	$ (247,734)	$ 52,862
Net income as a % of revenue	2.9 %	(22.8) %	4.9 %
Provision for income taxes	17,657	1,668	32,418
Income (loss) before provision for income taxes	46,463	(246,066)	85,280
Reconciling Items			
Amortization of intangible assets on acquisitions	13,713	12,980	12,111
Restructuring expense	8,445	—	—
Goodwill impairment loss	—	317,797	—
Joint venture impairment loss	2,670	—	—
Change in fair value of interest-rate swaps	606	(530)	(2,968)
Total reconciling items	25,434	330,247	9,143
Adjusted income before provision for income taxes	71,897	84,181	94,423
Operational income taxes[1]	27,322	30,207	35,894
Operating net income	$ 44,575	$ 53,974	$ 58,529
Operating net income as a % of revenue	4.5 %	5.0 %	5.5 %

[1] The effective tax rate utilized to determine Operational income taxes is the Company's operational effective tax rate which generally excludes discreet tax items.

The following table reconciles Diluted earnings (loss) per common share to Operating earnings per common share:

Fiscal	2013	2012	2011
Diluted earnings (loss) per common share	$ 1.73	$ (13.98)	$ 2.97
EPS impact of reconciling items	.94	17.01	0.32
Operating earnings per common share	$ 2.67	$ 3.03	$ 3.29



Corporate Headquarters

1000 Park Drive, Lawrence, PA 15055
Telephone: 724-746-5500
Facsimile: 724-746-0746
Web: blackbox.com

Dividend Policy

Cash dividends of $0.08 per share of Common Stock were paid for each of the four quarters during Fiscal 2013. Cash dividends of $0.07 and $0.06 per share of Common Stock were paid for each of the four quarters during Fiscal 2012 and Fiscal 2011, respectively.

Investor Relations

To receive further information about Black Box Corporation, including copies of press releases; Annual, Quarterly and Current Reports; and other SEC Filings — without charge — contact:

Investor Relations Department
1000 Park Drive, Lawrence, PA 15055
Telephone: 724-873-6788
E-mail: investors@blackbox.com

Or visit the Black Box Web site: blackbox.com.

Registrar and Transfer Agent

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Telephone: 800-937-5449
E-mail: info@amstock.com
Web site: www.amstock.com

Corporate Counsel

Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410

Independent Registered Public Accounting Firm

BDO USA, LLP
330 N. Wabash Avenue
Suite 3200
Chicago, IL 60601
Telephone: 312-856-9100

Annual Meeting

The Annual Meeting of Stockholders will take place on Tuesday, August 6, 2013 at the Corporate Headquarters in Lawrence, PA.

Worldwide Locations

Headquartered in the United States, the Company operates subsidiaries in Australia, Austria, Belgium, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Puerto Rico, Singapore, Spain, Sweden, Switzerland, Taiwan and the United Kingdom, and services clients in approximately 150 countries.

Officers

Michael McAndrew



President and Chief Executive Officer

Kenneth P. Davis



Executive Vice President, North America Commercial Services

Ronald Basso



Executive Vice President, Business Development, General Counsel and Secretary

Timothy C. Huffmyer



Vice President, Chief Financial Officer and Treasurer

Directors

William F. Andrews, Chairman of the Executive Committee, Corrections Corporation of America; Chairman of Katy Industries, Inc.; Principal, Kohlberg & Co.; Director, Corrections Corporation of America, Katy Industries, Inc. and SVP Holdings Limited

R. Terry Blakemore, retired President and Chief Executive Officer, Black Box Corporation

Richard L. Crouch, retired General Partner, PricewaterhouseCoopers LLP

Thomas Golonski, retired Chairman, President and Chief Executive Officer, National City Bank of Pennsylvania; retired Executive Vice President, National City Corporation

Thomas G. Greig, Senior Managing Director, Liberty Capital Partners; Director, Rudolph Technologies, Inc.; Non-executive Chairman of the Board of Black Box Corporation

John S. Heller, retired Vice President and Chief Information Officer, Caterpillar Inc.

William H. Hernandez, retired Senior Vice President, Finance and Chief Financial Officer, PPG Industries, Inc.; Director, Albemarle Corporation, Eastman Kodak Company and USG Corporation

Michael McAndrew, President and Chief Executive Officer, Black Box Corporation

Edward A. Nicholson, Ph.D., Professor of Management and retired President, Robert Morris University; Director, Brentwood Bank

Joel T. Trammell, Managing Partner, Lone Rock Technology Group; formerly Founder and Chief Executive Officer, CacheIQ, Inc. and NetQoS, Inc.

Common Stock Information

As of March 31, 2013, there were 1,026 holders of record. The following table sets forth the fiscal quarterly high and low sale prices of the Company's Common Stock as reported by the NASDAQ Global Select Market.

		High	Low
Fiscal 2013			
1st Quarter	$	28.87	20.26
2nd Quarter		28.80	21.28
3rd Quarter		26.57	19.31
4th Quarter		26.85	21.63
Fiscal 2012			
1st Quarter	$	36.20	28.87
2nd Quarter		32.78	20.84
3rd Quarter		29.96	19.80
4th Quarter		31.94	24.34
Fiscal 2011			
1st Quarter	$	35.59	27.01
2nd Quarter		33.42	26.40
3rd Quarter		40.17	31.15
4th Quarter		40.78	33.30



Black Box Corporation (NASDAQ Global Select: BBOX)

Complete life cycle services for today's integrated communications.

1000 Park Drive | Lawrence, PA 15055 | 724-746-5500 | blackbox.com